Exhibit 99.1

GOLD:TSX | GLDG:NYSE American
GoldMining.com

ANNUAL INFORMATION FORM

for the fiscal year ended November 30, 2024

February 27, 2025

GOLDMINING INC.

1830 – 1188 West Georgia Street, Vancouver, British Columbia, Canada V6E 4A2

TABLE OF CONTENTS

INTRODUCTORY NOTES	1

Reporting Currency	1
Cautionary Statement Regarding Forward-Looking Information	1
Cautionary Note to U.S. Investors Regarding Disclosure of Resource and Reserves Estimates	4
Third Party Information	5

GLOSSARY	5

Abbreviations	5
NI 43-101 Definitions	6

CORPORATE STRUCTURE	8

Name, Address, and Incorporation	8
Corporate Organization Chart	8

DESCRIPTION OF THE BUSINESS	11

General Overview	11
Project Overview	11
Corporate Strategy	13
Three Year History	14
Principal Products	17
Specialized Skills and Knowledge	17
Competitive Conditions	18
Cyclical Nature of Our Business	18
Environmental Protection	18
Employees	18
Foreign Operations	19
Environmental and Social	19

DESCRIPTION OF MINERAL PROJECTS	20

Titiribi Project	20
La Mina Project	28
São Jorge Project	41
Whistler Project	49
Other Properties	58

RISK FACTORS	62

(i)

DIVIDENDS AND DISTRIBUTIONS	73

DESCRIPTION OF CAPITAL STRUCTURE	73

General Description of Capital Structure	73

MARKET FOR SECURITIES	74

Trading Price and Volume	74

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	76

DIRECTORS AND OFFICERS	76

Name, Occupation and Security Holding	76
Corporate Cease Trade Orders or Bankruptcies	78
Conflicts of Interest	79

AUDIT COMMITTEE	79

GoldMining's Audit Committee Charter	79
Composition of the Audit Committee	79
Relevant Education and Experience	79
Audit Committee Oversight	80
Pre-Approval Policies and Procedures	80
External Auditor Service Fees	80

PROMOTERS	80

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	81

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	81

TRANSFER AGENTS AND REGISTRARS	81

MATERIAL CONTRACTS	81

INTERESTS OF EXPERTS	81

ADDITIONAL INFORMATION	82

(ii)

INTRODUCTORY NOTES

References to "we", "our", "us", the "Company" or "GoldMining" in this annual information form (this "Annual Information Form") are to the consolidated operations of GoldMining Inc. and its subsidiaries. "GMI Shares" refers to the common shares in the capital of the Company.

Unless otherwise indicated, the information in this Annual Information Form is given as of February 27, 2025.

Reporting Currency

Our reporting currency is the Canadian dollar. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, and references to "R$" are to Brazilian Real. Some figures and percentages may not total exactly due to rounding.

Cautionary Statement Regarding Forward-Looking Information

This Annual Information Form, including the documents incorporated by reference herein, contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this Annual Information Form may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this Annual Information Form contains Forward-Looking Statements pertaining to the following:

●	the Company's future exploration and development plans and strategies;

●	expectations regarding the continuity of mineral deposits respecting the receipt of necessary licenses and permits;

●	exploration activities and/or plans on the Company's projects;

●	the Company's Mineral Reserve and Mineral Resource estimates;

●	anticipated tonnages and grades of the Mineral Resources disclosed for the Company's projects;

●

expectations regarding environmental, social or political issues that may affect the exploration or development progress, including, but not limited to referendums regarding prohibitions on mining in jurisdictions where certain of the Company's projects are located;

●	future sales of GOLD Shares under the 2024 ATM Program (as defined herein), and use of funds therefrom;

●	the completion of future transactions;

●	capital expenditure programs and the timing and method of financing thereof;

●	the requirement for additional financing in order to maintain the Company's operations and exploration activities;

●	expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof;

●	the Company's ability to raise the capital necessary to fund its operations and the potential development of its properties;

●	the Company's ability to obtain the resources to conduct exploration and development activities on its properties;

●	forecasts relating to mining, development and other activities at the Company's operations;

●	potential increases in the ultimate recovery of gold from its properties;

●	forecasts relating to market developments and trends in global supply and demand for gold;

●	future royalty and tax payments and rates; and

●	future work on the Company's non-material properties.

Forward-Looking Statements are based on a number of material assumptions, including those listed here, which could prove to be significantly incorrect:

●	the Company will realize on the benefits expected from its business plans and strategies;

●	the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof will occur and proceed as expected;

●	current gold, silver, base metal and other commodity prices will be sustained, or will improve;

●	the proposed development of the Company's projects will be viable operationally and economically and will proceed as expected;

●	any additional financing required by the Company will be available, and on reasonable terms;

●	the accuracy of any mineral reserve and mineral resource estimates;

●	the accuracy of budgeted exploration and development costs and expenditures;

●	the price of other commodities such as fuel;

●	future currency exchange rates and interest rates;

●	political and regulatory stability;

●	the receipt of governmental and third party approvals, licenses and permits on favourable terms;

●	obtaining required renewals for existing approvals, licenses and permits and obtaining all other required approvals, licenses and permits on favourable terms; and

●	the Company will not experience any material accident, labour dispute or failure of plant or equipment.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation:

●

the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties;

●

obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company's current and future projects and operations;

●	the uncertainty of Mineral Resource estimates;

●	fluctuation in market value of publicly traded securities held by the Company;

●

the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity;

●	general economic conditions;

●	gold and other commodity price fluctuations and volatility;

●	the Company has no known Mineral Reserves and that no economic reserves may exist on the Company's projects;

●	potential acquisitions of additional mineral properties or mergers with or investment in new companies and abandonment of interest by the Company in its mineral properties;

●	referendums or resolutions respecting prohibitions or restrictions on mining;

●

government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as "social license"), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance;

●	the presence of artisanal miners;

●

inherent risks in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations;

●	war, crime, terrorism, sabotage, blockades and other forms of civil unrest, and uncertain political and economic environment;

●	infrastructure;

●	competitive conditions in the mineral exploration and mining industry;

●	property and mineral title, including defective title to mineral claims or property;

●	environmental regulation and liability;

●	costs, compliance and other risks associated with climate change and emerging climate change regulation;

●	information systems and cyber security;

●	uncertainty of the performance of contractors;

●	costs, delays and other risks associated with statutory and regulatory compliance;

●	the uncertainty of profitability and financing risks, as the Company has no history of earnings;

●	health epidemics or pandemics;

●	internal controls over financial reporting;

●	foreign exchange fluctuations;

●	the ability of the Company to retain skilled and experienced personnel, contractors, management and employees;

●	potential litigation;

●	foreign operations;

●	possible conflicts of interest;

●	uninsurable risks;

●	risks associated with joint ventures; and

●	capital cost estimates

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-Looking Statements.

Some of the important risks and uncertainties that could affect forward-looking information are described in this Annual Information Form under "Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, we undertake no obligation to update or revise any forward-looking information.

An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects. Please carefully consider the risk factors set out herein under "Risk Factors", starting at page 62 of this Annual Information Form.

Cautionary Note to U.S. Investors Regarding Disclosure of Resource and Reserves Estimates

This Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, mining terms used herein and in any document incorporated by reference but not otherwise defined have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") classification system, the CIM Definition Standards adopted by the CIM Council. NI 43-101 permits disclosure of a "historical estimate" (as defined in NI 43-101) using historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) the extent known, provides the key assumptions, parameters, and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the difference; (e) includes any more recent estimates or data available; (f) comments on what work needs to be done to upgrade or verify the historical estimate as current mineral resources or mineral reserves; and (g) states with equal prominence that (i) a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves; and (ii) the disclosing company is not treating the historical estimate as current mineral resources or mineral reserves.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or mineral reserves. "Inferred Mineral Resources" have a greater amount of uncertainty as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain specific cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws.

The United States Securities Exchange and Commission (the "SEC") has adopted disclosure rules under sub-part 1300 of Regulation S-K ("Regulation S-K 1300"). Under Regulation S-K 1300, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to the corresponding CIM Definition Standards.

As a foreign private issuer under United States securities laws that files its annual report on Form 40-F with the SEC pursuant to the Multijurisdictional Disclosure System ("MJDS"), the Company is not required to provide disclosure on its mineral properties under Regulation S-K 1300 and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under MJDS then the Company will be required to provide disclosure on its mineral properties under Regulation S-K 1300.

United States investors are cautioned that despite efforts to harmonize United States mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43‑101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Accordingly, information contained in this Annual Information Form containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies who prepare their disclosure in accordance with United States federal securities laws and the rules and regulations thereunder. Shareholders resident in the United States are urged to consider closely the disclosure on technical terminology under the "Glossary", below.

Third Party Information

We have obtained certain information contained in this Annual Information Form concerning the industries in which we operate from publicly available information from third-party sources, including the disclosure of the publicly traded companies in which we hold securities. We have not verified the accuracy or completeness of any information contained in such publicly available information. In addition, we have not determined if any such third party has omitted to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information became publicly available or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

GLOSSARY

Abbreviations

In this Annual Information Form, the following abbreviations are used to express elements:

Abbreviation	Meaning	Abbreviation	Meaning
"Ag"	silver	"Cu"	copper
"Au"	gold	"Zn"	zinc
"Pb"	lead

In this Annual Information Form, the following abbreviations are used to express units of measurement:

Abbreviation	Meaning	Abbreviation	Meaning
"g/t"	grams per tonne	"mm"	millimetres
"Ga"	billion years	"Moz"	million troy ounces
"ha"	hectares	"Mt"	million tonnes
"km"	kilometres	"Mlbs"	million pounds
"km2"	square kilometres	"μm"	micrometre
"m"	metres	"oz"	troy ounces, with each troy ounce being equal to 31.1034768 grams
"Ma"	million years	"ppb"	parts per billion
"masl"	metres above sea level	"ppm"	parts per million

NI 43-101 Definitions

This Annual Information Form utilizes the following defined terms from NI 43-101, which are adopted from the CIM:

"CIM Definition Standards" means the definitions contained in the 2014 CIM Definition Standards – for Mineral Resources and Mineral Reserves.

"Feasibility Study" means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

"Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

"Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

"Mineral Reserve" means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

"Mineral Resource" means a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

"Modifying Factors" mean considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"Pre-Feasibility Study" or "Preliminary Feasibility Study" means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

"Preliminary Economic Assessment", "PEA" or "Scoping Study", as defined in NI 43-101, means a study, other than a Pre-Feasibility Study or Feasibility Study, that includes an economic analysis of the potential viability of Mineral Resources.

"Probable Mineral Reserve" means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" or "Proved Mineral Reserve" means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Qualified Person" or "QP", has the meaning ascribed thereto under NI 43-101.

CORPORATE STRUCTURE

Name, Address, and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) in the Province of British Columbia, Canada, on September 9, 2009 under the name "Cor Resources Inc.", and on April 27, 2010, Cor Resources Inc. changed its name to "Brazil Resources Inc." On December 6, 2016, the Company continued under the Canada Business Corporations Act (the "CBCA") as "GoldMining Inc."

The head office and principal address of the Company is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, and the registered office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Corporate Organization Chart

Set forth below is a corporate organization chart for the Company as at the date hereof, which includes information describing the place of jurisdiction for the Company's subsidiaries and the percentage of votes attaching to all voting securities of the subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Company, excluding subsidiaries of the Company that have been omitted where they are not material.

DESCRIPTION OF THE BUSINESS

General Overview

GoldMining is a public mineral exploration company focused on the acquisition and development of primarily gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the United States, Brazil, Colombia and Peru.

GoldMining's principal projects are currently its La Mina Gold Project and Titiribi Gold-Copper Project, located in the Department of Antioquia, Colombia, São Jorge Gold Project, located in the State of Pará, Brazil and the Whistler Gold-Copper Project, located in Alaska, United States, held through its holdings of U.S. GoldMining Inc. ("U.S. GoldMining"). The Company currently holds approximately 79.3% of the outstanding shares of common stock in the capital of U.S Goldmining ("USGO Shares").

We do not have any current operating income or cash flow from our properties, nor do we have a history of income from operations. Our operations and cash flow are primarily funded by and derived from equity financings.

GMI Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD" and on the NYSE American (the "NYSE American") under the symbol "GLDG" and are traded on the Frankfurt Stock Exchange under the symbol "BSR".

Project Overview

The following table sets out our current projects and ownership interests therein:

Project	Location	Ownership Interest
Principal Projects:
Titiribi Gold-Copper Project ("Titiribi Project")	Antioquia, Colombia	100%
La Mina Gold Project ("La Mina Project")	Antioquia, Colombia	100%
São Jorge Gold Project ("São Jorge Project")	Pará State, Brazil	100%
Whistler Gold-Copper Project ("Whistler Project")	Alaska, United States	See Note 1(1)
Other Projects:
Yellowknife Gold Project ("Yellowknife Project")	Northwest Territories, Canada	100%
Cachoeira Gold Project ("Cachoeira Project")	Pará State, Brazil	100%
Surubim Gold Project ("Surubim Project")	Pará State, Brazil	100%
Boa Vista Gold Project ("Boa Vista Project")	Pará State, Brazil	84.05%
Batistão Gold Project ("Batistão Project")	Mato Grosso State, Brazil	100%
Montes Áureos and Trinta Projects	Maranhão State, Brazil	51%
Crucero Gold Project ("Crucero Project")	Southeastern Peru	100%
Yarumalito Gold Project ("Yarumalito Project")	Antioquia, Colombia	100%
Rea Uranium Project ("Rea Project")	Alberta, Canada	75%

Notes:

(1)The Whistler Project is owned by our subsidiary, U.S. GoldMining, a publicly traded company of which we own approximately 79.3% of its issued and outstanding publicly traded USGO Shares.

The following map illustrates our locations for projects with Mineral Resources:

Notes:

(1) The Whistler Project is held by our subsidiary, U.S. GoldMining, a publicly traded company of which we own approximately 79.3% of its issued and outstanding publicly traded USGO Shares.

The following table sets forth our current resource estimates for our mineral projects:

Table A-1(1,2)
Deposit	Cut-off[3]	Tonnes	Grade				Contained Metal
			Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Measured Resources
Titiribi[4]	0.30	85.00	0.39	--	0.15	0.62	1.06	--	285.6	1.69
Yellowknife[5]	0.5/1.5	1.18	2.12	--	--	2.12	0.08	--	--	0.08
Total							1.14	--	285.6	1.77
Indicated Resources
Titiribi[4]	0.30	349.60	0.40	--	0.10	0.55	4.49	--	775.7	6.20
Yellowknife[5]	0.5/1.5	12.93	2.35	--	--	2.35	0.98	--	--	0.98
São Jorge[6]	0.27	19.42	1.00	--	--	1.00	0.62	--	--	0.62
Cachoeira[7]	0.35	17.47	1.23	--	--	1.23	0.69	--	--	0.69
La Mina[8]	0.30	33.77	0.73	2.08	0.21	1.06	0.79	2.25	159.4	1.15
Crucero[9]	0.40	30.65	1.01	--	--	1.01	0.99	--	--	0.99
Total							8.66	2.25	935.1	10.73
Measured and Indicated Resources
Total							9.71	2.25	1220.7	12.41
Inferred Resources
Titiribi[4]	0.30	241.90	0.41	--	0.04	0.47	3.16	--	212.6	3.62
Yellowknife[5]	0.5/1.5	9.30	2.47	--	--	2.47	0.74	--	--	0.74
São Jorge[6]	0.27	5.56	0.72	--	--	0.72	0.13	--	--	0.13
Cachoeira[7]	0.35	15.67	1.07	--	--	1.07	0.54	--	--	0.54
La Mina[8]	0.30	56.24	0.58	2.32	0.14	0.80	1.05	4.19	171.4	1.45
Crucero[9]	0.40	35.78	1.00	--	--	1.00	1.15	--	--	1.15
Yarumalito[10]	0.50	66.27	0.58	--	0.09	0.70	1.23	--	129.3	1.50
Total							7.99	4.19	513.3	9.13
Measured and Indicated Resources
Whistler[11]	$10/t $25/t	294.5	0.42	2.01	0.16	0.68	3.93	18.99	1,024.0	6.48
Inferred Resources
Whistler[11]	$10/t $25/t	198.2	0.52	1.81	0.07	0.65	3.31	11.52	317.0	4.16

Notes:

1.

The above global resource estimate table is provided for informational purposes only and is not intended to represent the viability of any project on a standalone or global basis. The exploration and development of each project, project geology and the assumptions and other factors underlying each estimate, are not uniform and will vary from project to project. Please refer to the technical report for each respective project, as referenced herein, for detailed information respecting each individual project.

2.	All quantities are rounded to the appropriate number of significant figures; consequently sums may not add up due to rounding.
3.	Gold cut-off based on g/t for all projects except for Whistler, which is gold equivalent cut-off and is based on a net smelter return ("NSR") US$/t
4.	See "Description of Mineral Projects – Titiribi Project", based on the Titiribi Technical Report (as hereinafter defined).
5.	See "Three Year History – Updated Technical Report on Yellowknife Gold Project", based on the Yellowknife Technical Report (as hereinafter defined).
6.	See "Description of Mineral Projects - São Jorge Project", based on the São Jorge Technical Report (as hereinafter defined)
7.

Based on a technical report titled "Technical Report and Resource Estimate on the Cachoeira Property, Pará State, Brazil" with an effective date of April 17, 2013 and amended and re-stated October 2, 2013, which is available at www.sedarplus.ca under GoldMiningꞌs SEDAR+ profile.

8.	See "Description of Mineral Projects – La Mina Project", based on the La Mina Technical Report (as hereinafter defined).
9.

Based on a technical report titled "Technical Report on the Crucero Property, Carabaya Province, Peru" with an effective date of December 20, 2017, which is available at www.sedarplus.ca under the Company's SEDAR+ profile.

10.

Based on a technical report titled "Technical Report: Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia" with an effective date of April 1, 2020, which is available at www.sedarplus.ca under the Company's SEDAR+ profile.

11.	See "Description of Mineral Projects – Whistler Project", based on the Whistler Technical Report (as hereinafter defined).

For further information on the Company's current mineral projects and the above estimates, please see "Description of Mineral Projects".

Corporate Strategy

The Company's long-term growth strategy of acquiring and developing gold assets in the Americas is premised on a disciplined execution strategy of advancing the existing portfolio including pursuing partnerships and joint ventures, while also continuing to evaluate accretive acquisition opportunities and potential spin-outs and property divestiture opportunities.

We are committed to responsible exploration and development practices. We believe in creating value for our communities, our people, and our shareholders. Safety, effective stakeholder engagement and environmental stewardship remain amongst our top organizational priorities.

We strive to build shareholder value by acquiring compelling projects with existing resources and substantial historical exploration and development activities. We evaluate each of our opportunities and aim to advance our projects with exploration and technical studies employing high standards of sustainability and demonstrating our commitment to safety, effective stakeholder engagement and environmental stewardship. Further, we seek to leverage existing resource market conditions to further enhance the value of each acquisition and to advance and unlock value from the assets in our existing portfolio.

Since our initial public offering in 2010, we have acquired a number of gold and gold-copper projects and have achieved an extensive resource of gold, copper and silver, with eight properties the subject of Mineral Resource estimates (see Table A-1).

We will continue to assess new mineral projects and will seek to acquire interests in additional projects if we determine such projects have sufficient geological or economic merit and if we have adequate financial resources to complete such acquisitions. For further information on our current projects, please see "Description of Mineral Projects".

Pursuant to our business model, we may advance our projects or maintain them pending future improvements in the mining and resource markets. This determination is made by our management, based upon a number of factors, including an evaluation of the potential value enhancement of additional exploration or development work on the projects, and approved by our board of directors, as appropriate.

We are currently in the process of identifying and planning additional work relating to our projects with the goal of directing resources to enhance value at each such project. Such work may include undertaking additional studies, economic assessments and/or exploration and development work. Other than as disclosed herein, such work has not been finalized as of the date hereof. Additional work on projects identified as part of the strategic review process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, which we may obtain through equity and/or debt financing. We currently plan to keep each of our projects in good standing.

In addition to planned work programs described under "Description of Mineral Projects", certain of our properties, including its Boa Vista, Surubim and La Mina Projects, are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain our properties in good standing, we must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, license application and extension fees and camp maintenance costs. Management currently believes that cash on hand, holdings of publicly traded securities and the 2024 ATM Program will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects.

Three Year History

The following summarizes the material developments of our business over the period from December 1, 2024 to the date hereof, and the fiscal years ended November 30, 2024, 2023 and 2022:

From December 1, 2024 to Present

●

Updated the Mineral Resource Estimate for São Jorge Project, Brazil. On February 26, 2025, the Company announced an updated Mineral Resource estimate for the Company’s 100% owned São Jorge Project in the Tapajós gold district ("Tapajós"), Pará State, Brazil. The updated Mineral Resource estimate is set forth in a technical report titled "NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil". The Company also provided an update with respect to planned exploration at the Project to follow up on the 2024 exploration discoveries. See "Description of Mineral Projects – São Jorge Project – Mineral Resource Estimate".

●

Updated At-the-Market Equity Program (the "2024 ATM Program"). On December 20, 2024, the Company announced that it had entered into an equity distribution agreement dated December 20, 2024 (the "2024 Distribution Agreement") with a syndicate of agents, including BMO Nesbitt Burns Inc. and BMO Capital Markets Corp., Canaccord Genuity Corp., Canaccord Genuity LLC, H.C. Wainwright & Co., LLC, Laurentian Bank Securities Inc., and Roth Capital Partners, LLC. The 2024 ATM Program will allow the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of common shares (the "2024 ATM Shares") of the Company.

The 2024 ATM Shares will be issued by the Company to the public from time to time, through the agents, at the Company's discretion. The 2024 ATM Shares sold under the 2024 ATM Program, if any, will be sold at prevailing market prices at the time of sale. Unless earlier terminated by the Company or the 2024 ATM Program Agents as permitted therein, the 2024 Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the 2024 ATM Shares sold under the 2024 ATM Program reaches the aggregate amount of $50 million (or the equivalent in Canadian dollars); or (b) December 24, 2025.

Fiscal Year Ended November 30, 2024

●	Updated Technical Report on Whistler Project. On November 20, 2024, the Company filed the Whistler Technical Report (as defined herein).

●

Drilling at São Jorge. On May 29, 2024, the Company announced that it had commenced drilling at its São Jorge Project. The 2024 Diamond Drill Program (as hereinafter defined) was completed in July 2024. The 2024 Auger Drill Program (as hereinafter defined) was completed in September 2024. See "Description of Mineral Projects – São Jorge".

●

Closing of Exercise of Option on Almaden Project (also now known as Nutmeg Mountain) and Strategic Investment in NevGold Corp ("NevGold"). On January 19, 2024, the Company announced that pursuant to the NevGold Option Agreement (as hereinafter defined), it had received 10 million common shares of NevGold (the "NevGold Shares") in satisfaction for the final $3.0 million payment under the NevGold Option Agreement. The NevGold Shares were issued at a deemed price of $0.30 per NevGold Share. As a result, the Company completed the sale of its Almaden Project to a subsidiary of NevGold. Following this transaction, the Company is the largest shareholder of NevGold and beneficially owns and has control and direction over 26,670,250 NevGold Shares, representing approximately 29.4% of the outstanding NevGold Shares as of January 18, 2024. In addition, NevGold is required to make additional contingent payments to the Company of up to $7.5 million pursuant to the NevGold Option Agreement.

Fiscal Year Ended November 30, 2023

●

Updated At-the-Market Equity Program. On November 24, 2023, the Company announced that it had entered into an equity distribution agreement dated November 24, 2023, with a syndicate of agents, including BMO Nesbitt Burns Inc. and BMO Capital Markets Corp., Canaccord Genuity Corp., Canaccord Genuity LLC, H.C. Wainwright & Co., LLC, Laurentian Bank Securities Inc., and Roth Capital Partners, LLC (the "Agents") for a new at-the-market equity program (the "2023 ATM Program"), which replaced the Company's previous at-the-market equity program which was set to expire on December 31, 2024 in accordance with its terms.

The 2023 ATM Program allowed the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of common shares of the Company (the "2023 ATM Shares") under the 2023 ATM Program. Under the 2023 ATM Program, the Company issued a total of 10,873,320 2023 ATM Shares for gross proceeds of $13.1 million. Aggregate gross proceeds raised were approximately $7.1 million on the TSX (representing net proceeds of $6.9 million) and US$4.4 million on the NYSE American (representing net proceeds of US$4.3 million), and the agents were paid aggregate commissions on such sales of approximately $0.2 million and US$0.1 million. The 2023 ATM Program was replaced in December 2024 by the 2024 ATM Program.

●

Updated Technical Report on La Mina Project. On September 7, 2023, the Company filed a technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia" dated effective July 24, 2023 (the "La Mina Technical Report").

●

Repayment of Margin Loan Facility. In February 2023 and May 2023, the Company and the lender thereto modified the Facility (as hereinafter defined), pursuant to which the Company made partial repayments of the Facility totaling $5.5 million. In June 2023, the Facility was further amended and the Company repaid $1.5 million without incurring early repayment fees and made a further $1.5 million repayment on July 28, 2023 and the Facility maturity date was revised to August 30, 2023 and a final payment of $1.6 million was made on August 29, 2023.

●

U.S. GoldMining IPO and Nasdaq Listing. On April 24, 2023, the Company announced that U.S. GoldMining, the Company's subsidiary that holds the Whistler Project, completed the U.S. GoldMining IPO of 2,000,000 units of U.S. GoldMining (the "USGO Units") at an initial public offering price of US$10 per USGO Unit.

●

Updated Mineral Resource Estimate on La Mina Project. On January 23, 2023, the Company announced an updated Mineral Resource estimate on its La Mina Project. The Mineral Resource estimate includes a maiden resource estimate on the La Garrucha deposit which incorporates drilling completed by the Company in 2022. On February 28, 2023, the Company filed an updated technical report for the La Mina Project.

●

Updated At-the-Market Equity Program. On December 30, 2022, the Company announced that it had entered into an equity distribution agreement dated December 30, 2022 (the "2022 Distribution Agreement") with a syndicate of agents, including BMO Nesbitt Burns Inc. and BMO Capital Markets Corp. and H.C. Wainwright & Co., LLC, Haywood Securities Inc., Laurentian Bank Securities Inc. and Roth Capital Partners, LLC for a new at-the-market equity program (the "2022 ATM Program"), which replaced the Company's previous at-the-market equity program which was set to expire on January 1, 2023 in accordance with its terms.

The 2022 Distribution Agreement allowed the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of common shares of the Company (the "2022 ATM Shares") under the 2022 ATM Program.

Under the 2022 ATM Program, the Company issued a total of 14,372,786 2022 ATM Shares for gross proceeds of $17.8 million. Aggregate gross proceeds raised were approximately $8.1 million on the TSX (representing net proceeds of $7.9 million) and US$7.2 million on the NYSE American (representing net proceeds of $7 million), and the agents were paid aggregate commissions on such sales of approximately $0.2 million and US$0.2 million. The 2022 ATM Program was replaced in November 2023 by the 2023 ATM Program.

Fiscal Year Ended November 30, 2022

●

Extension of Non-Dilutive Loan Facility. On October 28, 2022, the Company announced that it had extended its US$20 million Facility with the Bank of Montreal (the "Facility") for an additional year to October 27, 2023. The Company elected to reduce the overall size of the Facility from US$20 million to US$10 million in order to reduce the carrying costs on unused amounts. The Facility has since been fully repaid. See "Three Year History – 2023 – Repayment of Margin Loan Facility" for more information.

●

Closing of Grant of Option on Almaden Project and Strategic Investment in NevGold. On July 5, 2022, the Company announced the closing of a grant of an option on the Company's Almaden Project to a subsidiary of NevGold Corp. ("NevGold"), pursuant to an option agreement (the "NevGold Option Agreement"). As consideration for the option, the Company received consideration of $3.0 million, which was satisfied by NevGold issuing 4,444,444 NevGold Shares.

Pursuant to the NevGold Option Agreement, the Company's subsidiary granted NevGold's subsidiary an option to acquire a 100% interest in the Almaden Project. To exercise the option, NevGold must, among other things:

●

make a total of $6 million of additional payments to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares; and

●	complete qualifying expenditures on the Almaden Project aggregating to $2.25 million, comprised of $1.5 million on or before June 1, 2023 and a further $0.75 million on or before December 31, 2023.

Pursuant to the option agreement, the Company agreed to purchase additional NevGold equity in an amount to the lesser of $1.25 million and 40% of the total gross proceeds raised by NevGold in the event NevGold completes a qualifying financing prior to November 30, 2022.

The Company also announced that it had completed its initial strategic investment in NevGold by subscribing for 1,481,481 NevGold Shares at a price of $0.675 per share for total subscription proceeds of $1.0 million.

The Company has since completed the sale of its Almaden Project to NevGold's subsidiary under the NevGold Option Agreement. See "Three Year History – 2024 – Closing of Exercise of Option on Almaden Project and Strategic Investment in NevGold" for more information.

●	U.S. GoldMining. On February 28, 2022, the Company announced that it had created U.S. GoldMining, which will be focused on advancing the Company's Whistler Project.

●

Preliminary Economic Assessment on La Mina. On January 12, 2022, the Company announced results of a positive PEA prepared in accordance with NI 43-101 on the La Mina Project. The independent PEA provides a compelling base case assessment for a mining operation with additional potential available through proposed exploration of the adjacent La Garrucha deposit. The PEA projects that the La Mina Project would produce over 1 million gold equivalent ounces over a 10.4 year mine life, and over 165 million pounds of copper and over 600,000 ounces of silver which are incorporated in the gold equivalent calculations. The PEA is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Principal Products

We are currently in the exploration stage, and do not produce, develop or sell mineral products. We are primarily focused on gold and gold-copper properties.

Specialized Skills and Knowledge

Our business and long-term strategy requires specialized skills and knowledge in the areas of geology, geochemistry, planning, implementation of exploration programs, mine and plant engineering, drilling, mineral processing, metallurgy and compliance. To date, we have been able to locate and retain such professionals in all of the jurisdictions in which we operate and we believe that we will continue to be able to do so.

Competitive Conditions

The mining industry is intensely competitive in all of its phases and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties that can be developed and produced economically; (ii) technical expertise to find, develop, and operate such properties; (iii) labour to operate the properties; and (iv) capital for the purpose of funding such properties. Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

We believe that our success is dependent on the performance of our management and key employees, many of whom have specialized skills and knowledge. We believe we currently have the personnel with specialized skills and knowledge to successfully carry out our operations.

Cyclical Nature of Our Business

The mining industry is subject to commodity pricing, which is in turn affected by other economic indicators and worldwide cycles. The pricing cycles that the mining industry experiences affect the overall environment in which we conduct our business. For example, if commodity pricing is low, our access to capital may be restricted. Continuing periods of low commodity prices or economic stalls could also affect the economic potential of our current properties and may affect our ability to, among other things: (i) capitalize on financing, including equity financing, to fund our ongoing operations; and (ii) continue exploration or development activities on our properties.

Furthermore, weather cycles may affect our ability to conduct exploration activities at our various projects, particularly at the Whistler, Yellowknife and Rea Projects, located in Alaska, Northwest Territories and northeastern Alberta, respectively. More specifically, drilling and other exploration activities may be restricted during periods of adverse weather conditions or winter seasons as a result of weather-related factors, including, without limitation, inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice, or other weather-related factors.

Environmental Protection

Many of our projects are subject to periodic monitoring by governmental agencies with respect to environmental protection plans and practices, as well as environmental laws and regulations of the jurisdictions in which they are located.

Environmental laws and regulations may affect our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily, where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on us for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. We intend to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating in accordance with applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making our operations more expensive. Please see "Risk Factors" for further information.

Employees

As of November 30, 2024, we had 10 full time employees in Canada, and 23 full time employees in Brazil and Colombia. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, shareholder communication, project development and exploration activities in Canada and in the other jurisdictions in which we operate.

Foreign Operations

Political and related legal and economic uncertainty may exist in countries where we may operate. Our mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry. Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt our projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Presently, our mineral properties are located in Brazil, Canada, Colombia, Peru and the United States. While we believe that such countries represent generally favourable environments for mining companies to operate, there can be no assurance that changes in the laws of such jurisdictions or changes in the regulatory environment for mining companies or for non-domiciled companies in these countries will not be made that would adversely affect our business. It is also possible that current or future social unrest in jurisdictions in which we operate will adversely affect our operations.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our business and operations. The Company has adopted a Code of Business Conduct and Ethics (the "Code") to assist all employees, officers and directors to maintain the highest standards of ethical conduct in its corporate affairs. The Code is designed to encourage a culture of honesty, accountability and fair business practice, and to promote full, fair, and timely public disclosure and compliance with applicable governmental laws, rules and regulations. The Company's representatives are required at all times under the Code to obey and comply with all federal, provincial, state and local laws, regulations and ordinances applicable in the jurisdictions in which the Company operates, and avoid any situation that could be perceived as improper, unethical or indicates a casual attitude towards compliance with such laws, regulations and ordinances. The Company and its representatives are required to comply with Canada's Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practice Act and any anti-bribery or anti-corruption laws that may be applicable.

Environmental and Social

GoldMining is committed to pursuing socially responsible exploration, including environmental management, stakeholder engagement, human rights, and health and safety overseen by the Safety and Sustainability Committee of the Board, with Board oversight. The Company's management regularly reports to the Safety and Sustainability Committee and the Board on the Company's performance against its commitments and its sustainability-related management strategies and action plans.

The Company has established a Safety and Sustainability Committee to further its commitments to integrate environmental, social and safety factors into its business strategy and to promote sustainable and socially responsible resource development. Pursuant to its charter, the Safety and Sustainability Committee's role is to provide recommendations to management on the organization's practices as they relate to health and safety and socially responsible mining practices, and to support the Board in its oversight of same.

Further to the Company's Code, the Company has developed and implemented a suite of environmental and social policies to govern these respective impacts of the Company, including a Health & Safety, Environmental & Social Policy and Diversity Policy.

Health & Safety, Environmental & Social Policy. The Company's approach to environmental management is governed by its Health & Safety, Environmental & Social Policy, which outlines its commitment to responsible practices, which value the health and safety of the Company's people, the protection of the environment and transparent and respectful behaviour. In support of these commitments, the Health & Safety, Environmental & Social Policy sets forth principles and guidelines in health and safety, social responsibility and environmental sustainability to be followed by all of the Company's employees, consultants, contract workers and suppliers.

Diversity Policy. The Diversity Policy sets out the Company's approach to diversity on the Board and among the members of senior management of the Company. The Company recognizes the potential benefits of having a diverse Board and a diverse executive team, and considers diversity from a number of aspects including, but not limited to, gender, age, disability, race, ethnicity, cultural diversity and Indigenous origin or heritage. The Company's Nominating and Corporate Governance Committee and the Board aim to attract and maintain a Board and an executive team that has an appropriate mix of diversity, skill and expertise.

In May 2024, the Company published its Sustainability Report for fiscal year 2023 (the "Sustainability Report"). The Sustainability Report presents the Company's approach and performance on sustainability initiatives and outlines sustainability strategy and goals for the future. The Sustainability Report is guided by the Company's materiality assessment to better understand the sustainability-related topics relevant to our business and presents sustainability goals that are aligned with the United Nations' Sustainable Development Goals.

DESCRIPTION OF MINERAL PROJECTS

The following is a general description of our mineral projects and is summarized from applicable technical reports. Where appropriate, certain information contained in this Annual Information Form updates information derived from such technical reports. Any updates to information contained in each respective technical report referenced herein were prepared by, or under the supervision of Paulo Pereira, President of the Company. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a Qualified Person and is a member of Professional Geoscientists Ontario.

The information regarding each of our projects in this Annual Information Form is based upon assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the technical report respecting each project, copies of which are available for review on the System for Electronic Disclosure Analysis and Retrieval ("SEDAR+").

Titiribi Project

The Titiribi Project consists of several near surface bulk tonnage gold-copper porphyry and associated epithermal gold systems.

The following information is primarily condensed and extracted from the technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia", dated effective June 14, 2021 (the "Titiribi Technical Report"), prepared by Joseph A. Kantor, M.SC., MMSA Geology, Robert E. Cameron, Ph.D., MMSA Mining and Ore Reserves, and Mauricio Castañeda, MAIG, retained by Behre Dolbear & Company (USA), Inc. ("Behre Dolbear"), and also includes updates to non-technical information related to the Titiribi Project since the effective date of the Titiribi Technical Report. Each of Joseph A. Kantor, Robert E. Cameron and Mauricio Castañeda is a Qualified Person and is independent of the Company.

Project Description, Location and Access

The Titiribi Project consists of several near surface bulk tonnage gold-copper porphyry and associated epithermal gold systems. A total of nine mineralized areas have been identified to date, including the Cerro Vetas, Chisperos and NW Breccia deposits. Other peripheral targets include Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita. A total of 270 diamond drill holes, totaling 144,779 m, have been drilled at the Titiribi Project.

The Titiribi Mining District is located at approximately latitude N 6°3′55″ and longitude W 75°47'55" and is about 70 km southwest of Medellin, Colombia. The Titiribi Project lies within a rectangle defined by 1293400N to 1293900N and 930000E to 930500E (Magna Sirgas) and between elevations of 1,200 m to 2,200 m.

Titiribi Township, with a population of approximately 15,000 people, is located approximately 70 km southwest of Medellin (3.2 million people), in the Department of Antioquia (Province), on the northwestern margin of Colombia's Central Cordillera as part of the northern Andean Cordillera and is limited geographically to the west by the Cauca River. Access is by paved road from Medellin to the historic mining town of Titiribi. The Titiribi Project area surrounds the town of Titiribi and is accessed by gravel and dirt roads. Site access is generally by four-wheel drive, ATV, mule, and horse because of the steep terrain. Access to the area is available year-round.

The Titiribi Project consists of one Mineral Title (Concession Contract L5085) registered on April 18, 2013 with an exploration term of three additional years, renewable every two years, up to eleven years, and is valid for thirty years (starting 2007) and renewable for twenty more years. GoldMining holds Concession Contract #L5085 expiring April 18, 2043. The Company has timely filed an application to extend the exploration stage for an additional two years until April 18, 2026 (years ten and eleven) to complete and present a final exploration report and submit a work plan (PTO) for mining development.

GoldMining completed the acquisition of the Titiribi Project from Trilogy Metals (formerly NovaCopper Inc). Trilogy Metals had purchased the Titiribi Project from Sunward. GoldMining is the holder of 100% of the project, subject to a 2% NSR in favor of Gold Royalty Corp. ("GRC").

Aside from standard government royalties on mineral production and a 2% NSR owned by GRC, there are no agreements or encumbrances on the Titiribi Project. Under Article 227 of the Colombian Mining Code (Law 685), production of non-renewable natural resources generates a royalty payment that may consist of a percentage (fixed or progressive) of the exploited gross product, sub-products and by-products, payable in cash or in kind. Presently, precious metals (gold and silver) incur a gross royalty of 4% to the Colombian government. However, the payment is based on 80% of the PM fix on the London Bullion Market for an effective rate of 3.2%. The royalty on copper is 5%.

The current environmental liabilities consist of the need to rehabilitate areas of cleared vegetation created during the construction of access roads, trails, and drill pads. All programs are covered by environmental management plans, which are monitored by the Ministry of Environment which carries out regular site inspections. GoldMining's management has plans for re-vegetation of affected areas, water monitoring, and controls for slope failure and mass movements.

In Colombia, there is no need to have surface ownership to access the sub-soil mineral rights. Colombian mining law provides for mining rights and the expropriation of the surface, in case it is required, since mining is considered to be in the public's interest. GoldMining currently holds surface agreements for the on-site office and core storage.

To re-establish surface agreements, Colombian mining law allows for two choices: (i) either negotiate a new agreement and fees directly with owners; or (ii) request the local authority (the mayor's office) to legally set the agreement fee to be signed with the owners.

Surface agreements are needed when the nature of exploration work (drilling, drilling pads, access roads, trenches, etc.) does not allow the surface owner to have full utilization of the land. No native title claims exist over the project area.

As previously disclosed by GoldMining, in late 2017, the Municipal Council of Titiribi passed a resolution respecting the prohibition of mining in the municipality. This resolution was subsequently declared invalid by the ATA. Thereafter, the municipality called a referendum respecting amendments to its applicable zoning to prohibit mining activities in the municipality. In February 2018, the ATA issued a decision allowing the referendum to proceed and the referendum was originally scheduled to proceed in April 2018. Subsequently, the referendum was suspended until further notice. Sunward commenced a challenge of the ATA's decision and the proposed referendum with the applicable State Council. In October 2018, Sunward was notified that the State Council had declared the February 2018 decision of the ATA regarding the referendum null and void and had ordered the ATA to consider Sunward's arguments and to issue a new ruling on the matter within 15 days. In November 2018, ATA decided to maintain its ruling approving the referendum, and held that the referendum could be scheduled. The Ministry of Mines of Colombia commenced a challenge of ATA's decision in November 2018 before the State Council. In January 2019, the State Council declared ATA's November 2018 decision to be null and void, and ordered ATA to consider the Constitutional Court's Unified Sentence SU095, which declares that the act of municipalities prohibiting mining through popular consultations is unconstitutional. The Constitutional Court's decision obliges other courts and authorities, including the municipality of Titiribi, to uphold its declaration.

As previously disclosed by GoldMining, in August 2021, the Municipal Council issued a Territorial Ordinance Scheme which restricts mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. Similar actions have been made by the Municipal Council of Titiribi in the past, which were successfully challenged in 2017 and 2018. At present, the Territorial Ordinance Scheme is not impacting the Company's activities and status to maintain the Titiribi Project as the situation in the Municipality of Titiribi, Colombia, continues to evolve. The Company plans to challenge the decision of the municipality through appropriate proceedings on the same basis as the prior successful challenges at such a time when it is reasonably expected that the Territorial Ordinance Scheme would be likely to prevent the Company from advancing the Titiribi Project along planned levels. No proceedings have been commenced at this time.

History

Muriel Mining S.A. ("Muriel") initiated work in 1992, focusing upon the Otra Mina, Cateadores, Chisperos, Muriel, and Cerro Vetas areas of the Titiribi District. Numerous adits were re-opened, cleaned, advanced, and sampled. Muriel entered into two joint ventures; first with a junior company, Ace Resources Limited ("ACE") of Vancouver, British Columbia, and then with Gold Fields of South Africa Limited ("Gold Fields").

ACE started a large-scale soil sampling program of the project area on lines spaced 400 m apart. The result of this effort, utilizing multi-element geochemistry, was the outlining of several anomalies. "Ground-truthing" via geologic mapping led to the interpretation that some anomalies were related to porphyry systems. ACE also conducted the first ground-based magnetic and Induced Polarization/Resistivity surveys across the original wide-spaced soil lines. Although ACE defaulted on its option, its efforts defined several initial targets.

Gold Fields continued the exploration efforts started by ACE and focused on the porphyry-style targets. In 1998, Gold Fields completed a detailed 80m spaced soil and geophysical survey resulting in better definition of the Cerro Vetas porphyry target. Outcrop is minimal and is generally confined to drainages, ridge tops, and road cuts. Soil sampling is useful but is less than optimal due to "soil creep". Trenching is banned in the area. Targets are thus defined by a combination of geophysics, soil sampling, and geologic mapping. In 1998, Gold Fields started a 2,500m diamond-drilling program centered in the Cerro Vetas target area. Drilling was designed to test the induced polarization chargeability anomalies associated with pyrite-gold mineralization interpreted to rim the postulated porphyry intrusive body. Drill hole DDT5 was the first hole to intersect weak porphyry-style mineralization.

Gold Fields subsequently drilled four additional holes on the northern margin of the porphyry intrusive and two other holes were drilled to the west, testing a coincident soil anomaly and strong magnetic high. Based upon their drilling, they interpreted Cerro Vetas as a multi-phase, monzonitic porphyry intrusive with a pro-grade potassic core overprinted by retrograde argillic alteration.

Gold Fields then opted out of the joint venture. In 2006, Gold Plata Mining (formerly Muriel) entered into a joint venture with Debeira Goldfields ("DBGF"). This joint venture drilled an additional 16 drill holes; 13 into the Chisperos target and 3 holes into Cerro Vetas. In 2008, DBGF vended its right in the Titiribi Project to Windy Knob Resources ("WKR"). Exploration by WKR included the acquisition and review of LandSat imagery culminating in the delineation of over 30 targets in the concessions. They collaborated with AngloGold Ashanti Colombia S.A. ("AGA") to fly a geophysical survey over the project area and undertook soil sampling at the Candela prospect, diamond drilling at Cerro Vetas, and diamond drilling (3 holes) at Candela resulting in the discovery of gold mineralization. In 2009, WKR relinquished the Titiribi Project and Gold Plata Mining entered into an acquisition agreement on the project with Sunward.

Through February 2013, 270 diamond drill holes, totaling 144,778 m, were drilled at the Titiribi Project with 184 diamond drill holes, totaling 106,250 m, at Cerro Vetas, NW Breccia, and Chisperos. At the peripheral targets at Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita, 86 holes, totaling 38,528 m of core, have been drilled. The 16 holes drilled in 1998 by Gold Fields have not been used in the resource estimation, nor have been counted toward the total of the 270 diamond drill holes.

Sunward did not undertake any additional drilling between February 2013 and its sale to Trilogy Metals in June 2015. Similarly, Trilogy Metals did not undertake any exploration drilling within the Titiribi Project since June 2015. GoldMining acquired the Titiribi Project on September 1, 2016.

Geological Setting, Mineralization and Deposit Types

The Titiribi Project is located on the northwest margin of the Central Cordillera of Colombia. The Central Cordillera consists of Palaeozoic-age rocks within a metamorphic belt, intruded by numerous Mesozoic batholiths and stocks. The area is bounded in the west by the major scale Romeral Fault.

The Titiribi Project region is overlain by Oligocene siliciclastic sedimentary sequences. In the late Miocene, the area was intruded by a series of mineralized and altered stocks, dikes, and sills. A series of dacitic-andesitic dikes, epiclastic tuffs and ashes are found at the top of this sequence.

The local geology is dominated by multiple Miocene intrusives of the Cerro Vetas porphyry system. The intrusive rocks are generally locally porphyritic diorite and monzonite. This porphyry complex intrudes basal meta-sediments, basement mafic volcanic, and schistose units, older Amaga granodiorite, intrusive and diatreme breccia, the lower member of the Amaga Formation, and the volcano-sedimentary rocks of the Combia Formation.

The local detailed geology, particularly the basement stratigraphy and structure, is very complex as there are few recognizable marker horizons; the units have been tectonically displaced by multiple large shear and fault zones, which themselves have been intruded by younger magmas.

There are three principal intrusive rocks found in the project area: pre-mineral Amaga granodiorite stock, synmineral Cerro Vetas diorite porphyry and post-mineral andesite porphyry. The gold-copper mineralized Cerro Vetas diorite porphyry stock ranges in composition from diorite to quartz diorite to monzonite and contains biotite, hornblende, feldspars, and quartz. Locally, it is enriched in magnetite. It has intruded along the northwest-southeast trending Cauca-Romeral fault but the main intrusive bodies are aligned in a northeast-southwest direction paralleling several faults and tensional structures developed within the Cauca-Romeral fault zone.

The Titiribi Project contains several separate mineralized areas, and although all appear related to a large Miocene gold-copper porphyry system, each is spatially related to a separate intrusive center. The Titiribi Project contains one bulk tonnage gold-copper porphyry system consisting of the Cerro Vetas, NW Breccia, and Chisperos zones and several separate porphyry-style occurrences. The Cerro Vetas, NW Breccia, and Chisperos complex include multiple gold-copper-bearing intrusive centers surrounded by contact aureoles hosting gold-dominant mineralization. Cerro Vetas is a bulk-tonnage gold and copper deposit with most mineralization directly related to the Cerro Vetas diorite porphyry, related breccias, and its immediate contact aureole. Gold-dominant mineralization occurs in the NW Breccia, northwest of the main Cerro Vetas porphyry. At Chisperos, higher-temperature gold-copper mineralization is hosted in and adjacent to diorite dikes and is structurally and stratigraphically controlled, gold-dominant low-temperature epithermal vein mineralization, surrounded by thick intervals of lower-grade sediment-volcanic hosted mineralization.

The Cerro Vetas-NW Breccia-Chisperos system hosts NI 43-101 guideline-compliant resources. Most of the nearby exploration prospects have intersected copper and gold mineralization but the data is currently insufficient to estimate resources. The Maria Jo occurrence is adjacent to the Cerro Vetas and Chisperos zones and hosts zones of copper-dominant and gold-copper mineralization. Junta hosts near-surface supergene enriched mineralization in a stock-like porphyry intrusive and in structurally controlled breccia. Candela hosts thick zones of promising mineralized hornfels and diorite porphyry and Porvenir has encountered encouraging mineralization. Margarita and Rosa are still in early stages of exploration and the very limited drilling campaign has failed to encounter any significant mineralization.

Exploration

The Company has not conducted exploration on the Titiribi Project since its acquisition.

Drilling

Through February 2013, 270 diamond drill holes totaling 144,778 m were drilled at the Titiribi Project, including 184 diamond drill holes, totaling 106,250 m at Cerro Vetas, NW Breccia, and Chisperos. At the peripheral targets at Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita, 86 holes, totaling 38,528 m of core, have been drilled. The 16 holes drilled in 1998 by Gold Fields were not used in the resource estimation but are counted in the total of 270 diamond drill holes. Since February 2013, no new drilling has been undertaken at the Titiribi Project. A summary of the diamond drilling conducted on the Titiribi Project is illustrated in Table B-1 below.

Table B-1 Summary of All Titiribi Project Drilling
Project	Years	Number of Drill Holes	Total Metres
Gold Fields (DDT1 – DDT 16)	1998	16	3,057.11
Cerro Vetas (CV001-CV003)	2007	3	1,547.35
Cerro Vetas (CV004-CV017)	2008	14	5,430.75
Cerro Vetas (Sunward) (CV017E-CV044)	2010 – July 2011	29	23,525.70
Cerro Vetas (Sunward) (CV045-CV073)	July 2011 – February 2012	29	22,428.10
Cerro Vetas (Sunward) (CV074-CV102)	February 2012 – February 2013	31	21,727.00
Chisperos (TR1-TR13)	2006 – 2007	13	3,110.80
Chisperos (Sunward) (CP001-CP013)	2010	14	5,694.66
Chisperos (Sunward) (VR001-VR008)	2010	8	4,945.84
Chisperos (Sunward) (CP014-CP027)	November 2011 – March 5, 2012	14	7,282.10
Chisperos (Sunward) (CP028-CP040)	March 5, 2012 – February 2013	13	7,480.25
Candela (CA001-CA003)	2008	3	750.00
Candela (Sunward) (CA004-CA014)	2011 – February 2012	11	6,431.75
Candela (Sunward) (CA028-CA040)	February 2012 – February 2013	7	1,620.50
Junta (Sunward) (JT001-JT011)	2012 – January 2012	11	6,551.65
Junta (Sunward) (JT-012-JT025)	January 2012 – February 2013	14	7,073.50
Porvenir (Sunward) (PR001-PR013)	2011 – January 2012	16	7,413.85
Porvenir (Sunward) (PR014-PR019)	January 2012 – February 2013	9	2,518.50
Rosa (Sunward) (RO001-RO002)	January 2012 – February 2013	2	552.10
Margarita (Sunward) (MG001-MG004)	January 2012 – February 2013	4	1,252.40
Maria Jo (Sunward) (MJ001-MJ009)	January 2012 – February 2013	9	4,364.20
Total		270	144,788.51

In 1998, Gold Fields started a 3,057 m drilling program focused on testing induced polarization chargeability targets interpreted to rim a postulated porphyry intrusive body. Drill hole DDT5 was the first hole to intersect weak porphyry-style mineralization. Gold Fields' last four holes were collared to test the northern margin of the porphyry intrusion and two other holes were drilled to test a coincident soil anomaly and magnetic high to the west. Based on their drilling, Gold Fields interpreted the Cerro Vetas prospect as a multi-phase, potassically altered monzonitic porphyry intrusion overprinted by argillic alteration. Gold Fields opted out of the joint venture after this program and Gold Plata Mining entered into a joint venture with DBGF in 2006.

The Gold Plata Mining-Debeira joint venture completed a 16-hole program with 13 holes testing the Chisperos target and 3 holes at Cerro Vetas. DBGF vended its rights in the joint venture to WKR in 2008. Their exploration program consisted of a review of Landsat imagery, airborne geophysics across the property, soil sampling at the Candella prospect and diamond drilling at Cerro Vetas and Candela. In 2009, WKR relinquished the project and Gold Plata Mining entered into an acquisition agreement with Sunward.

Sunward completed an aggressive exploration program from 2009 up until February 2013 during which period they completed 124,722 m of diamond drilling in 237 holes. Of this amount, 106,250 m (184 holes) were completed at Cerro Vetas, NW Breccia and Chisperos and the remaining metreage (38,528 m in 86 holes) were completed at Junta, Porvenir, Candela, Maria Jo, Rosa and Margarita prospects. During this period, several independent resource estimates were commissioned by Sunward, which outlined a large, low-grade gold-copper resource at Cerro Vetas, NW Breccia and Chisperos. In addition, gold-copper mineralization was intersected at the other prospects, however insufficient drilling has been completed at this time to outline a Mineral Resource.

Since February 2013, no additional drilling has taken place on the Titiribi Project.

Sampling and Analysis and Data Verification

All samples used for resource estimations for the Titiribi Project were from diamond drill core and all cores were assayed. Samples are generally 1.5 m to 2 m in length. The maximum sample length is 2 m. Samples may deviate from the 2 m standard, if there is a change in lithology. Sunward placed a small sticker for the start and finish of each interval to be sawn. One half of the core was sent off for assay and the other half of the core was retained for future reference. On average, the assay split weighed between 3 kilograms and 7 kilograms. Samples were placed in bags printed with the sample numbers and a ticket with the sample number was placed inside the bag. The sample was weighed, recorded, and placed in a transport bag. The samples were secured until delivered to the sample preparation facility in Medellin.

For all labs, the Sunward procedure called for crushing the 1/2 core sawn sample to 80% minus 10 mesh. Through a riffle splitter, a 50-50 split is obtained with one-half returned to Sunward as a coarse reject. About 250 grams are split out and pulverized to 80% to 85% minus 150 mesh. Typically, a one-assay tonne sample is used for the assay samples and the remainder of the pulp is returned to Sunward. For some laboratories, an 800-gram sample is pulped, allowing for metallic screen assays to be performed.

Quality Assurance/Quality Control ("QA/QC") measures used included utilizing blanks, standards re-run assays and duplicate core splits. Field blanks were comprised of cuts of barren granodiorite from a dimension stone cutting company based in Medellin. International certified standards were purchased from several reference material companies. Twenty-eight different certified gold standards and eleven certified copper standards were utilized by Sunward during their exploration drilling campaigns. Blanks and certified standards were inserted into the sample stream on a regular basis. During the 2012-2013 drilling campaign, a blank and a standard were inserted into the sample stream every 18th core sample. Results for the blank and standard samples were checked for deviation from expected values. Additionally, a duplicate split consisting of a quarter core was also collected on a less regular basis.

All samples were under the control of Sunward's technical personnel from the time holes are cored until samples are received in Medellin for sample preparation. A number of laboratories have been used for analysis, which were independent of Sunward and the Company.

Mineral Processing and Metallurgical Testing

Metallurgical test work was completed from 2011 through early 2012. No new metallurgical testing has been undertaken since 2012.

In 2011, Sunward engaged Tetra Tech Inc. to carry out preliminary metallurgical investigations on mineralized samples from the Titiribi Project. They contracted Resource Development Inc. of Golden, Colorado and for the Phase II program, four samples of 75 kilograms were investigated. The principal results disclosed by the Company were:

●	For all four samples tested, a significant proportion of the gold could be upgraded by gravity;
●	The samples were all non-refractory and cyanidation of the head samples, or the gravity or flotation concentrates, successfully recovered gold; and
●	Flotation of the Cerro Vetas sample produced a saleable copper concentrate with high gold and copper recoveries.

In 2012, TJ Metallurgical Services was asked by Sunward to develop a suitable test work program that would identify an optimized process flow sheet and determine the key metallurgical design parameters. The UK laboratory of Wardell Armstrong International ("WAI ") was selected and 3 samples weighing 270 kilograms to 300 kilograms from Cerro Vetas, NW Breccia, and Chisperos were sent to the Cornwall laboratory. The work carried out covered:

●	Extensive Head Sample Investigations. XRD, ICP, Abrasion Indices and Bond Work Index determinations;
●

Knelson Gravity Test Work. Three 50 kilogram samples were dispatched to FLSmidth-Knelson ("FLS") for Gravity Recoverable Gold ("GRG") testwork and a determination of the gold that could be recovered to a final product;

●

Gold Deportment Investigations on Gravity and Flotation Concentrates. This included Diagnostic Leach testwork, Qemscan, and SEM investigations to determine the gold association and to plan the subsequent metallurgical test work;

●	Flotation Testwork. Reagent and flotation optimisation for all three samples tested. Cleaner test work with optimised flotation reagent regime;
●	Locked Cycle Flotation Testwork. Nine tests were carried out in total with six being carried out on Cerro Vetas to maximize the Au and Cu recovery to a copper flotation concentrate;
●	Cyanidation Testwork. Pyrite flotation concentrates were produced from all three samples and the Au recovered by cyanidation;
●	Detailed Cyanidation Testwork. A large bulk pyrite concentrate was produced from NW Breccia and a six-test cyanidation testwork programme was carried out; and
●

Environmental Testwork. TCLP leach tests, ABA investigations and NAP/NAG tests were carried out on the flotation tailings. An Inco-type cyanide detox test was also carried out on the NW Breccia cyanide leach tailings.

The metallurgical work was reported by WAI in the report 'Stage III Metallurgical Testing on Samples of Gold and Copper Mineralization' ZT64-0386, May 2013. The principal results obtained were:

●

Gold Deportment. For all samples, around 10%-12% was recoverable to a gravity concentrate. The gold was not liberated and was generally locked with sulphides but was amenable to cyanidation. For Cerro Vetas, 57% was recoverable to a copper concentrate and 13% to a pyrite concentrate. For NW Breccia and Chisperos, the majority was associated with pyrite and was also amenable to cyanidation;

●

Knelson GRG Tests. Samples of Cerro Vetas and NW Breccia were sent for testwork at FLS. FLS reported that for Cerro Vetas and NW Breccia there was a significant GRG element in both samples of 39.8% and 64.8% respectively. More importantly, they stated that the introduction of a Knelson circuit and a cyanidation circuit would lead to an additional Au recovery of 1.2%-1.8% and 4.0%-5.6% for Cerro Vetas and NW Breccia, respectively. Chisperos was not tested; and

●

Locked Cycle Flotation Testwork. These tests replicate plant practice by recirculating intermediate streams and give the best indication of the grades and recoveries that can be achieved in an operating flotation plant. Using the optimized collector MX-5125 with other collectors in combination, the following results were obtained for Cerro Vetas.

Table B-2 Cerro Vetas Locked Cycle Flotation Tests
Test No.	Cu Con Grades		Cu Con Rec (%)			Pyrite Con
	Cu	Au	Wt%	Cu	Au	Wt%	Au gpt	Au Rec
LCT1	15.7	30.3	1.25	86.9	69.5	0.35	5.5	3.5
LCT2	24.4	50.0	0.76	86.7	76.5	0.70	3.0	4.2
LCT3	18.8	34.4	1.24	90.3	76.7	0.80	5.1	7.3
LCT4	21.7	41.8	1.02	90.1	78.4	0.63	5.5	6.4
LCT1 (blend)	19.5	39.1	0.95	88.6	69.1	0.96	3.8	6.9
LCT2 (blend)	16.7	30.3	1.17	90.2	65.2	1.03	3.9	7.4

LCT3 reported the best results and LCT4 was a repeat with the same conditions. Very similar results were reported. The LC tests indicate that a saleable copper concentrate can be produced with a copper recovery of 90% and a gold recovery of 77%. The flotation of a pyrite concentrate recovers a further 6% gold.

The two Locked Cycle blend tests are on a feed composite of Cerro Vetas and NW Breccia in a blend of 9:1.

Two Locked Cycle tests were carried out on a sample of NW Breccia and one Locked Cycle test on Chisperos.

Table B-3 NW Breccia and Chisperos Locked Cycle Flotation Tests
Test No.	Pyrite Con Grades		Pyrite Con Recoveries
	%S	Au gpt	Wt%	%S	%Au
NW Breccia:
LC1	44.5	12.4	3.7	59.9	85.3
LC2	39.8	6.1	6.4	93.2	90.1
Bulk Float	39.1	11.2	6.4	94.5	95.7
Chisperos:
LCT1	50.3	12.3	5.0	92.6	92.9

The NW Breccia 'Bulk Float' test was a test on a 20 kilogram feed sample to generate a 1.25 kilogram pyrite flotation concentrate for a cyanidation testwork program. The results indicate that over 90% of the gold can be recovered to a pyrite flotation concentrate for both NW Breccia and Chisperos.

●

Pyrite Concentrate Cyanidation Testwork. The six-test optimization program showed that it was not necessary to regrind the pyrite flotation concentrate to achieve high gold recoveries and an average gold recovery of 91.7% with a cyanide consumption of 5.2 kg/t was achieved.

●	Environmental Testwork. The environmental characterization tests did not report any issues with regard to acid generation.

The WAI testwork identified the following process flow route to treat a Cerro Vetas ROM ore or a blend of Cerro Vetas with a minor proportion of NW Breccia:

●	Comminution circuit to produce a flotation feed with a P80 of 90 microns;
●	Knelson circuit within the comminution circuit to recover a gravity concentrate;
●	Copper flotation circuit to produce a copper concentrate as filtercake;
●	Pyrite flotation circuit; and
●	Small cyanidation circuit to treat the Knelson gravity concentrate and the pyrite flotation concentrate and produce Au/Ag doré.

From a series of Locked Cycle flotation and detailed cyanidation tests, the WAI testwork program has identified the likely copper and gold recoveries that could be achieved from a standard two-circuit flotation plant with a small cyanidation circuit.

Mineral Resource Estimate

The following table sets forth the Mineral Resource estimate set forth in the Titiribi Technical Report, with an effective date of June 14, 2021.

Deposit			Grade			Contained Metal
	Cut-off	Tonnes	Gold	Copper	Gold Eq	Gold	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(%)	(g/t)	(Moz)	(Mlbs)	(Moz)
Measured Resources
Cerro Vetas	0.30	85.00	0.39	0.15	0.62	1.06	285.60	1.69
Indicated Resources
Cerro Vetas	0.30	254.40	0.35	0.14	0.56	2.86	775.70	4.57
Chisperos	0.30	60.40	0.48	-	0.48	0.94	-	0.94
NW Breccia	0.30	34.80	0.61	-	0.61	0.69	-	0.69
Total Measured & Indicated		434.60	0.40	0.11	0.56	5.54	1,061.20	7.88
Inferred Resources
Cerro Vetas	0.30	124.90	0.31	0.08	0.42	1.23	212.60	1.69
Chisperos	0.30	44.20	0.45	-	0.45	0.64	-	0.64
NW Breccia	0.30	72.80	0.55	-	0.55	1.29	-	1.29
Total Inferred		241.90	0.41	0.04	0.47	3.16	212.60	3.62

Notes:

(1)	Metallurgical recoveries are: 83% for Au, 90% for Cu.
(2)	The Au Equivalent equations are: AuEq(oz) = Au(oz) + Cu(lbs)*0.0022026

(3)	The specific gravity for each lithological domain ranges from 2.76 to 2.99 g/cm3 based on over 7,000 drill core specific gravity measurements.
(4)	Cut-off for Cerro Vetas is g/t gold equivalent; Chisperos and NW Breccia cut-offs are g/t Au.
(5)	Numbers may not add due to rounding.

GoldMining disclosed that the estimate above utilized a 0.30 g/t gold equivalent cut-off grade for near-surface mineralization. The estimate was pit constrained to establish reasonable prospects of economic extraction with an optimized pit shell using maximum pit slopes of 50°. Cut-off grades were established by using an assumed US$1,600/oz gold price and copper price of US$3.25/pound copper; average metallurgical recoveries of 83% for gold and 90% for copper; average mining costs of US$1.60/tonne waste and, US$1.70/tonne ore; and average processing and general and administrative costs of US$6.80/tonne processed. Ordinary kriging was used to estimate gold and copper into blocks measuring 5 x 5 x 5 metres in dimension. Copper is included in the block models and Mineral Resource estimate for Cerro Vetas, and although present at Chisperos and NW Breccia, it was not included in the resource estimate or cut-off grade estimations for these deposits.

Fiscal Year Ended 2024 Updates

During the year ended November 30, 2024, the Company incurred $0.4 million of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, payroll and personnel expenses, surface rights lease payments as well as initiating a geotechnical study to better determine the physical characteristics of rock and soil at the Project. The Company maintains the Titiribi Project in good standing. The Company had initially proposed a work program which included a drill program to be completed in 2022, however, the program has received approval for deferral from Antioquia's Secretary of Mines. A deferral of this program was submitted as a result of restrictions due to the COVID-19 pandemic, as well as recent proceedings of the local municipality, described in further detail below, which was granted and extends to April 2024. With the granting of the deferral, the Company has re-evaluated the initially planned work program to now include a geotechnical study to better determine the physical characteristics of rock and soil at the Titiribi Project. In January 2024, the Company submitted details of a work program in compliance with the program that was deferred from 2022. The next significant milestone for the project is the requirement to submit a Programa de Trabajo y Obras (“PTO”; approximately equivalent to a PEA/Pre-Feasibility Study) required in H1 2026. The Company has made advances on the PTO and plans to make the submission in advance of the deadline.

La Mina Project

The following information is primarily condensed and extracted from the technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia" with an effective date of July 24, 2023, prepared by Scott Wilson, CPG, SME-RM, Paul Hosford, P.Eng., and Michael Cole, SME-RM, and also includes updates to non-technical information related to the La Mina Project since the effective date of the La Mina Technical Report. Each of Scott Wilson, Paul Hosford and Michael Cole is a Qualified Person and is independent of the Company.

Property, Description, Location and Access

The La Mina Project is a gold-copper exploration project located in Antioquia Department, Colombia. A total of seven prospects have been identified to date, including the La Cantera, Middle Zone and La Garrucha and El Limon, and a total of 111 diamond core drill holes, totaling 40,244 m, have been drilled. The Company acquired a 100% interest in the La Mina Project through a plan of arrangement between the Company and Bellhaven Copper & Gold Inc. ("Bellhaven"), completed on May 30, 2017.

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In August 2023, the Company obtained a resolution from the mining authority and the Company subsequently received the fully executed document in December 2023 approving the integration of both concession contracts into a single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020, September 27, 2022, May 10, 2024 and September 13, 2024, the Company’s subsidiary can acquire surface rights over a portion of the La Garrucha concession by making a final payment of US$100,000 on or before October 15, 2025.

The La Mina Project area is surrounded by gravel roads which connect a rural farm population to various nearby population centers, including Medellin, which is a large cosmopolitan city. Various small towns, including Bolombolo and La Pintada are located within a two-hour drive of the project area.

The La Mina Project is accessible by a paved highway 30 km southwest of Medellin to the junction with a gravel road that leads 11 km to the property. Total travel time by road from Medellin is approximately 2.0 to 2.5 hours depending on road conditions and traffic around Medellin.

The La Mina Project consisted of two properties: (i) the 1,794 hectare La Mina Colombian mineral exploration license identified as Exploration License L5263005 (the "5263 Concession"); and (ii) the 1,416 hectare La Garrucha earn-in agreement license with Exploration License HHMM04 (the "6355B Concession", and together with the 5263 Concession, the "Concession"). The Company obtained the integration of both into one 3,210 ha concession contract L5263005 (HEMI-02) in December 2023. The Company owns 100% of the La Mina Project, subject to a 2% NSR royalty owned by GRC.

The Concession is located near Medellin in the Department of Antioquia, Colombia approximately 500 km northwest of Colombia's federal capital of Bogota. This region has a long history of gold mining extending back several centuries. Now several parts of Antioquia are among the most active gold exploration regions in Colombia.

The closest settlement, La Mina, lies immediately adjacent to the La Mina Project. The larger town of Venecia, approximately 11 km from the project, provides a source of supplies and logistical support for the project, rural farming activities, and several small underground coal-mining operations in the near area.

Exploration license No. 5263 (La Mina concession) was granted by the Instituto Colombiano de Geologia y Minera ("INGEOMINAS") to Alejandro Montoya-Palacios ("Montoya") in early 2000 as an exploration concession under the mining code of the country which grants the operator the right to explore over a three-year renewable period under certain conditions for an additional two years including submission of a work plan known as a "Plan de Trabajo de Inversión", or PTI. This was turned into a concession contract on August 5, 2020. GoldMining's indirect Colombian subsidiary, Bellhaven Exploraciones (formerly Aurum Exploration Inc. Colombia) signed an option agreement with Mr. Montoya to initially acquire 80% of the concession. The property was held jointly by both parties through Mina Fredonia S.A.S. ("Fredonia"), now the concession is held by Bellhaven Exploraciones with GoldMining currently indirectly owning 100% of the La Mina concession.

The 6355B Concession, now owned by Bellhaven but originally owned by AGA, was optioned by Bellhaven in 2013 to explore an Au-Cu porphyry deposit indicated by the surface and drilling exploration in 2011 and 2012 respectively. This contract was renegotiated on March 7, 2015. As a result, Bellhaven owns the 6355B Concession. Bellhaven will pay AGA US$1 per reserve ounce declared in a bankable feasibility study, or present at the start of mining construction, whichever comes first.

Bellhaven signed an additional agreement with B2Gold Corp. ("B2Gold") regarding the purchase of the surface rights over 60 ha around the exploration camp site and immediate project area; this allowed Aurum Exploration Inc. Colombia to acquire these surface rights for a total of US$470,000 over a three-year period.

During 2012, Bellhaven also acquired additional surface rights over the El Limon target. In April 2012, Bellhaven contracted with a private vendor for the purchase of a 100% interest in a surface property encompassing 9.75 ha to the north of the Middle Zone. The property acquisition closed in the third quarter of 2012 for a total purchase price of US$15,315 in cash.

While the Company owns a considerable area of surface rights over the La Cantera and Middle Zone deposits, and an option agreement to acquire a portion of the La Garrucha concession, it has also secured surface access agreements with other property owners in the La Garrucha area of planned exploration and drilling. Additional surface rights may be necessary for the establishment of a commercial mining project.

History

The Antioquia district of Colombia where the La Mina Project is located has been a source of gold mining that dates back several centuries to pre-Colombian times. Small-scale artisanal mining, some from hardrock sources and some from alluvial deposits, were common throughout the district and so "barequero" prospectors were likely active throughout the Central Cordillera district on either flank of the Cauca River.

The general area around the La Mina Project was noted in early regional survey work by the Colombian mines department, INGEOMINAS, and this led to the staking of ground by the original owner, Montoya in 2000.

Historical research has revealed local knowledge of several adits that targeted gold in the vicinity of the Middle Zone prospect. At one point, these mines were reportedly managed by a small-scale mining company from England. Artisanal miners exploited several streams originating from the resource areas in the past, a very small number of which are still active today. No records of production are known to exist, though different sources corroborate that mining activity dates back to at least the 1920s. The amount of artisanal mining production is believed to be very small.

In the early 2000s, AGA carried out broad-scale geochemical and other exploration programs throughout this district of Colombia and was responsible for the initial discovery of copper-gold mineralization on surface at the La Cantera outcrop. In 2006, AGA drilled six holes into the La Cantera target, four of which successfully intercepted the gold-copper porphyry stock with mineralized intercepts of 50 to 100 m.

In 2007, AGA formed the joint venture company, Avasca Ventures Ltd. ("Avasca") with Bema Gold Corporation (subsequently transferred to B2Gold) who continued with further surface geochemistry and geophysics north and south from the La Cantera discovery, as well as further west over a prominent North-South trending magnetic ridge feature identified from aerial geophysics flown by Avasca in 2007.

The early exploration work at La Mina by AGA beginning in 2002 and later in 2005-2008 by Avasca focused on the principal La Cantera Zone. These programs consisted of:

●	regional mapping: 1:20,000 scale;
●	property-scale geological mapping: 1:10,000 scale;
●	geochemical sampling, soils and rock;
●	trenching;
●	geophysical surveys: aerial magnetic and radiometrics;
●	drilling: six core holes totaling 1,453 m (mid-2006);
●	a regional airborne magnetic/radiometric survey, which was completed at the end of 2007, over the property and neighboring ground; and
●	additional auger soil and rock geochemical sampling programs over the anomalies in early 2008.

Various sampling methods have been used to explore the La Mina Project, as follows:

●	regional-scale soil and rock/trench sampling carried out by AGA in 2002 which led to the discovery of the porphyry mineralization at the La Cantera zone; and
●

in 2007/2008, additional soil sampling was completed by Avasca over the aeromagnetic anomalies identified from their aerial geophysics (2007). This soil sampling was completed on an irregular grid, widely spaced over the entire 1,794 hectare property area (123 samples), but principally focused on the area around the La Cantera prospect and immediate vicinity (~1 km by 1 km). A later rock sampling program in 2008 collected 857 samples on a 100 m standard grid and focused on La Cantera and some nearby magnetic anomalies.

Six AGA drill holes were completed in and around the La Mina porphyry (later re-named the La Cantera Stock), with Holes 2 and 5 yielding 90 m plus intercepts of greater than 1.0 g/t Au and good copper grades at shallow depths. Drillholes 4 and 6 also contained significant values located near the surface; however, Holes 1 and 3 were drilled off target to the west and did not encounter any mineralization of interest.

Table C-1 AGA Drill Results
Drill Hole	Dip	Total Depth	Specific Intercepts
Name	Degree	m	Thickness (m)	Au g/t/Cu%
LM-01	-60.5	258	No Significant Intercepts
LM-02	-58.5	189	152	0.82/0.26
LM-03	-60.5	201	No Significant Intercepts
LM-04	-60	250	106	0.32/0.21
LM-05	-60	252	106	1.11/0.40
LM-06	-60	304	122	0.40/0.24

Geological Setting, Mineralization and Deposit Types

The La Mina Project is located along the eastern margin of the western Cordillera in the Andean System. The La Mina region lies within the Romeral terrane, an oceanic mélange comprised of metamorphosed mafic to ultramafic complexes, ophiolitie sequences, and oceanic sedimentary rocks of probable Late Jurassic to Early Cretaceous age. This terrane was accreted to the continental margin along the Romeral Fault, which lies east of the River Cauca, in the Aptian (125 to 110 Ma). Movement on the Romeral Fault was dextral indicating that terrane accretion was highly oblique from the southwest. The Romeral Fault zone is marked by dismembered ophiolitic rocks, including glaucophane schist, in a tectonic mélange and is interpreted as a terrane suture marking an old subduction zone. The resulting suture zone and mélange-related rocks can be traced for over 1,000 km along the northern Andes. The Romeral terrane is bounded on the west side by the Cauca Fault. Further west, additional oceanic and island arc terranes were subsequently accreted to the Western Cordillera in the Paleogene and Neogene periods, culminating in the on-going collision of the Choco (or Panamá) arc since the late Miocene. This reactivated the Cauca and Romeral faults with left lateral and reverse. The original structure of the Romeral fault system has been modified by various post-Romeral tectonic events.

Following accretion, the Romeral terrane was overlain unconformably by siliciclastic, continentally derived sediments of the Oligocene to Lower Miocene Amagá Formation. The Amagá Formation comprises basal conglomerates, sandstones, siltstones, shales, and local coal seams. These sedimentary rocks are overlain by a thick sequence of volcanic and sedimentary rocks of the Late Miocene Combia Formation. The Combia Formation is divided into a Lower Member of basalt and andesite lava flows, agglomerates, and tuffs, and an Upper Member of conglomerates, sandstones, and crystal and lithic tuffs. The Combia Formation volcanic rocks were associated with at least one Middle to Late Miocene volcanic arc emplaced into the Romeral terrane basement rocks during this time period. Also associated with latest stages of arc formation was the syntectonic emplacement of a series of shallow-level intrusive rocks, including poly-phase hypabyssal stocks, dikes and sills of dioritic, granodioritic, and monzonitic composition. These intrusive rocks cut all of the aforementioned sedimentary and volcanic units of the Amaga and Combia Formations. K-Ar whole-rock ages for the intrusive rocks range from 8 to 6 Ma. The Combia Formation and accompanying hypabyssal intrusive rocks are well represented along a 100-km by 20-km north-south trending belt extending from Anserma in the south to Jerico, Fredonia and Titiribi, located to the north of the La Mina Project.

Following the early accretionary events, the region was subjected to compressional deformation during the Early-Middle Miocene and Middle-Late Miocene. In both cases the deformation was related to additional accretionary tectonic events taking place to the west along the active Pacific margin. The structural architecture of the Romeral fault and mélange system is essentially that of a 10+ km wide series of north-south striking, vertically dipping, and dextral transcurrent faults. Virtually all lithologic contacts within the Romeral basement rocks are structural in nature and are characterized by abundant shearing, mylonitization, and the formation of clay-rich fault gouge. Structural reactivation during the Miocene resulted in orthogonal compression accompanied by mostly west-directed (back) thrusting and high angle reverse fault development in the basement rocks. The Amaga Formation was deformed primarily into generally open, upright folds; local tilting and near isoclinal folds were associated with the west-directed thrust faults. The Combia Formation records both tilting and open folding. Both the Amaga and Combia Formations exhibit moderate to strong diapiric doming through the emplacement of Miocene intrusive rocks. North-south, northeast-southwest, northwest-southeast and east-west striking conjugate shearing and dilational fracturing affect all of the above geologic units.

The La Mina Project lies within the Middle Cauca Belt of Miocene-age volcano-plutonic rocks of central Colombia. This belt hosts several significant porphyry gold or copper-gold disseminated deposits such as La Colosa, Titiribi, Quebradona, and Quinchia, as well as large epithermal gold districts such as Marmato.

The immediate area around the La Mina Project is underlain by country rocks consisting of a series of basaltic volcanic rocks (Barroso Formation – oceanic tholeiitic basalts, dolerites, tuffs, etc), sedimentary rocks of the Amagá Formation, and an upper Combia Formation of basalts and andesitic basalts interlayered with volcaniclastic rocks and coarse-grained sedimentary rocks (conglomerates, arenites).

At the project scale, the key host rocks for the porphyry-related gold, copper, and silver mineralization are the intermediate composition volcanic rocks of the Combia Formation and the sub-volcanic breccias and related shallow level porphyries which have intruded the Combia Formation. The Combia Formation developed within a Late Miocene magmatic arc that is interpreted to have included an early quiescent stage of volcanism and a later explosive event of wider extent.

Localized intrusive centers (e.g., La Cantera, Middle Zone, El Limon, and La Garrucha) comprise a series of intermediate composition porphyries and related intrusive (emplacement) breccias. The structural controls for these intrusive centers appear to have been provided by north-south, northeast-southwest and/or northwest-southeast trending, high-angle fault systems associated with the major Cauca River structure to the west of the La Mina Project.

La Cantera and Middle Zone Prospect Geology and Mineralization

La Cantera and Middle Zone constitute two of the four drill-tested mineralized porphyry intrusive and breccia bodies on the La Mina property. In both deposits, the intrusive centers are characterized by a series of porphyry stocks and related breccias that together make up porphyry copper-gold deposits. In the case of La Cantera, the core of the deposit is cut out by a late, barren porphyritic stock resulting in a "doughnut" pattern (plan view) whereby the copper and gold-bearing rocks form a concentric pattern around the late, barren porphyritic stock. In the case of the Middle Zone, the barren core is an amorphous feature that appears to have intruded preferentially along pre-existing planes of weakness. Various intrusive/breccias phases were involved in development of the porphyry deposits along with multi-phase alteration-mineralization events, as most-often expressed by pronounced densities of veinlets crosscutting the diamond drill core. Hydrothermal magnetite is an important gangue mineral associated with gold and copper, and potassic alteration is an important alteration type associated with gold and copper.

The La Cantera deposit is slightly elliptical in plan view (long axis northwest-southeast), measuring approximately 200 m by 190 m in plan view on surface with a depth extent of 350-600 m based on the results from 26 drill holes. Average grades are close to 0.9 g/t Au with 0.3% Cu and 1.7 g/t Ag.

The Middle Zone deposit lies approximately 400 m north of La Cantera, and consists of a more pronounced elliptical body in plan view (long axis northeast-southwest), which remains open at depths of over 600 m, based on the results of 54 drill holes. Faults appear to have offset the western and eastern lobes of mineralization. Faults also appear to delimit the western edge. Mineralization here is of two types. The first is characterized by a high copper-gold ratio, similar to what is observed at La Cantera. The second is characterized by high gold with relatively low copper. Overall, the grades are lower than that of La Cantera, close to 0.5 g/t Au with 0.1%-0.2% Cu, over true widths of up to 100 m.

La Garrucha Prospect Geology and Mineralization

The La Garrucha prospect was previously an exploration focus of Bellhaven at the La Mina Project and is a current exploration target for GoldMining. Routine surface mapping and sampling in 2011 indicated the presence of porphyritic intrusive rocks containing Au values up to 1.5g/t Au in outcrop. Initial diamond drilling commenced in July 2011 with six drill holes completed. The 2011 drilling indicated the presence of significant porphyry-style alteration and mineralization. A second drilling campaign of four drill holes in 2012 successfully intersected high-grade porphyry-style mineralization in hole LME-1096 and an intensely altered new (G4) porphyry, within the last ten m of drill core averaging 1.09g/t Au and 0.20% Cu. Systematic soil sampling, surface mapping, and rock-channel sampling further defined the most prospective area of porphyry mineralization to guide diamond drilling. Diamond drilling at La Garrucha resumed in May 2013 and seven holes were completed. In March 2022, an additional five holes were drilled by GoldMining Inc.

Porphyry-related alteration and mineralization at the La Garrucha prospect outcrops in some areas along stream beds and areas of steep topographic relief. Results from diamond drilling to date suggest that the elongate (330˚ azimuth) core of the airborne magnetic anomaly outlines the surface projection of the area containing mineralized G2 and G4 porphyries. Porphyry-related alteration and mineralization has been traced from surface to a depth of 500 m over a width of some 200 m and is open at depth.

The porphyry complex at La Garrucha consists of at least three distinct porphyry events consisting of G1, G2 and G4 and their respective intrusive and contact breccias. The earliest porphyry, G1, intruded Combia Formation volcanic rocks. G1 event breccias occur near the volcanic contact and contains clasts of volcanic rock and G1 porphyry. Local zones of G1 auto breccia occur within the G1 porphyry. G2 porphyry intrudes the G1 and G1 breccias. G1 occurs as well crystallized porphyry, dykes, auto breccia and contact breccia with G1 porphyry. The G4 porphyry is believed to be the core of the porphyry complex at La Garrucha and hosts much of the Au-Cu mineralization. Similar to G2 porphyry, G4 breccias form within and along the margins of the G4 porphyry. Core logging suggests there is a late porphyry event represented by minor dikes of andesitic composition cutting the previous events. The G4 porphyry have come in contact with the volcanic Combia rocks in the southeast part of the complex.

La Garrucha appears thus far to be more structurally similar to La Cantera in that it does not appear to be broken up by post-mineral cross faults like the Middle Zone. However, throughout the porphyry complex there are numerous steep angle fault zones often exhibiting clay gouge over several meters either side of the fault. Occasionally however the faults exhibit intensely crushed and fractured rock rather than gouge over several meters. Faults are frequently observed along lithologic contacts particularly between porphyries and breccia. No significant fault offsets are known to date.

Mineralization in the La Garrucha porphyry intrusive complex is similar to that described for La Cantera and Middle Zone prospects comprising a calcic-potassic core, grading out to sodic-calcic, and an outer argillic zone. Magnetite alteration is ubiquitous throughout all of the porphyry phases. Highest grade gold and copper is accompanied by strong potassic alteration, characterized by secondary potassium feldspar and biotite, disseminated and vein magnetite, quartz stockwork veining and both vein-hosted and disseminated sulphides that include pyrite, chalcopyrite and lesser bornite and covellite.

El Limon Prospect Geology and Mineralization

The El Limon complex measures approximately 800 m in diameter of a sub-circular shape in plan view. The El Limon porphyry complex partially encircles the Middle Zone to the north, west and south. Within the complex are two known mineralizing porphyry systems, the Middle Zone prospect and the El Limon prospect. Argillic and propylitic alteration assemblages occur high in the system at the El Limon prospect. A possible explosive diatreme at El Limon suggests that the El Limon prospect porphyry is situated high vertically in the porphyry system. This may account for why the El Limon prospect is weakly mineralized. It may well be that higher grades of gold and copper occur at depth where a possible potassic alteration zone occurs associated with an undiscovered porphyry stock.

Exploration

Since acquiring an option on the La Mina Project in mid-2010 and until 2016, Bellhaven had advanced exploration by conducting detailed mapping and trenching at La Cantera and Middle Zone, mapping and channel sampling at La Garrucha, mapping, rock-chip sampling and trenching throughout the project area, various ground geophysical surveys, and re-logging and re-interpretation of drill core from previous drilling campaigns. Furthermore, two airborne magnetic surveys had been flown over the La Mina Project at no cost to Bellhaven. Ground magnetic follow-up surveys of geologically favorable areas were completed in mid-2012 and an airborne ZTEM survey was flown over much of the La Mina and La Garrucha licenses in late 2012. All data has been incorporated into the geophysical evaluation.

Through July 2016, Bellhaven completed a total of 106 drill holes for a total of 36,694 m. Bellhaven's drilling programs were carried out by Kluane Colombia S.A., a subsidiary of the Canadian drill contractor Kluane Drilling Ltd. and for a short period of time in 2012 by Andina de Perforaciones S.A., also based in Colombia.

Prior to initiating its drill programs in 2010, Bellhaven completed channel sampling in trenches at Middle Zone where two surface exposures returned results of 19 m grading 0.73g/t Au and 24 m grading 0.74g/t Au (0.4 g/t Au cut off) separated by a zone of 40 m of un-sampled trench.

In early 2012, a ground-based survey was conducted over the entire eastern half of La Mina. This program consisted of approximately 114 line km of magnetic surveying and was carried out by KTTM Geophysics Limited, an independent geophysical contractor based in Medellin, Colombia.

Principal observations from correlation of the 2010 ground geophysics with geochemistry and geological features were:

●

anomalously high radiometrics (potassium) likely represents K-silicate (potassic) altered rocks. The high potassium values occur over a distance of 900 m along an approximately north-south trending corridor defined by the La Cantera-Middle Zone targets. High values also occur to the north at El Limon along an approximately east-west belt that is 500 m long;

●

high-chargeability zones fringing the drilled zones at La Cantera and Middle Zone can be attributed to rocks containing high quantities (typically 5-10% of the volume) of pyrite. High-chargeability features are observed at La Cantera and Middle Zone; and

●

the La Cantera stock spatially coincides with a strong resistivity "low" whereas the Middle Zone is characterized by a weakly defined "low". Another prominent area characterized by a strong resistivity "low" occurs between the El Limon and Middle Zone targets.

In summary, exploration of the La Mina Project has been carried out using a systematic combination of geology, geochemistry, and geophysics which has identified several anomalous zones of interest. To date, four of these targets have been drilled: La Cantera, the Middle Zone, El Limon and La Garrucha, with 111 drill holes for 40,269 m completed through to September 2022. The last drill program was conducted by GoldMining at La Garrucha in 2022.

Current and/or Planned Activities

Currently there is no exploration activity underway at La Mina. In the future, the Company plans to undertake a systematic exploration program to further test for additional porphyry-style intrusions which are interpreted from existing geophysical datasets throughout the La Mina Project concessions.

Drilling

Drilling programs by AGA (2005) and Bellhaven (2010-2013) used HQ, HTW, NTW and BTW core, depending on the drill hole depth, drill hole inclination, drill machine availability and ground conditions.

In 2022, GoldMining completed a 3,485 m diamond core drilling program on the La Garrucha prospect with the objective to explore to the southeast along strike for extensions to the porphyry mineralization previously identified by Bellhaven.

A total of 40,244 m has been drilled on the La Mina Project from 111 core holes that have an average depth of 346 m. This drilling is summarized in Table C-2.

Table C-2 Drilling Completed at the La Mina Project
Area	Drill Holes	Metres
La Cantera	26	8,327
Middle Zone	54	18,803
El Limon	9	2,923
La Garrucha	22	10,191

All drilling on the project by Bellhaven and previous owners has been done with man-portable, diamond drill-core machines. Drill hole locations are initially located in the field with a hand-held GPS unit or a total station theodolite. Bellhaven's full-time survey crew surveyed the coordinates of the final drill hole collars using a total-station theodolite.

At the Middle Zone and La Cantera prospects drill holes have been drilled at azimuths of N45E, N45W and NS with inclinations of -55 to -90 degrees. In the case of La Cantera drilling was completed on a wide-spaced scissor pattern (50 to 100 m spacing) providing complete three-dimensional coverage of the extent of mineralization that extends to a vertical depth of some 250 to 500 m (around the low-grade central core).

At La Cantera drill holes were drilled at azimuths of E-W (90˚), W-E (270˚), N45E and S45W with inclinations of -50 to -78 degrees. Core recovery observed has been very good, in excess of 90%, except in some discrete fault-gouge zones of a few m in length (core length).

In the case of La Cantera, the drilling programs confirmed the ellipsoidal outline of the porphyry complex on surface (coincident with the magnetic signature), its steep vertical attitude, and the occurrence of mineralized porphyry and breccia zones draped around a central low-grade core.

At the Middle Zone, 54 holes have been drilled to date within a generally elongated zone (N45E) in plan view that is bounded on the western flank by interpreted faults. The Middle Zone remains open to the southwest, southeast, and at depth. The fault offsets and open targets on the south suggest a possible connection with La Cantera at depth.

The La Garrucha deposit resource is delimited by 22 diamond drill holes. There has been a total of 10,191 m drilled with an average of approximately 460 m per hole.

At El Limon, insufficient drilling has been completed to date to outline the extent of the gold-copper porphyry mineralization. The drilling density is insufficient to complete a resource estimate at this time.

Sampling and Analysis and Data Verification

Samples for check assays are prepared at the SGS facility in Medellin, Colombia, and analyzed at the SGS laboratory in Lima, Peru. SGS is independent of Bellhaven and the Company.

Sample preparation for previous drilling programs and for the GoldMining 2022 drilling program is described more fully in the La Mina Technical Report.

Sample Preparation Prior to 2022

At the La Mina Project, a field office and employee housing complex are located within walking distance of the La Cantera and Middle Zone prospects. All core from the La Mina Project is stored on site. A new core shed was constructed in 2011 which has a two-tier core rack system. The pulps, splits and rejects of prepared samples were transferred directly from the preparation labs to a warehouse located at the La Mina Project.

The core sample procedure begins with checking of driller-placed core blocks for accuracy followed by photographs of consecutive pairs of core boxes. The core then undergoes detailed geotechnical and geological logging. Data recorded in geotechnical and geological logs are entered into the project database using a two-person parallel input protocol. Technicians identify the nominal two m sample intervals with wooden core blocks and mark the length of the core with a "cut line" to guide the core cutting. The technicians take care not to mix intervals of significantly different core recovery in the same sample, resulting in some sample intervals that are shorter than the nominal length. All core boxes (metal) are clearly tagged with hole ID and from/to information.

Core marked for sampling was cut or split by Bellhaven technicians (under geological supervision) using a standard electric masonry core saw mounted on a secure steel stand or by a manual Longyear core splitter. Standard safety equipment (hard hat, ear plugs and eye protection) is used by the core cutters and their helpers. The half-core was placed in plastic bags and tagged with a sample number marked on the outside of the bag and a corresponding sample tag inside the bag. Each bag was securely closed. The unused cut half of the core was then placed back in its correct place in the core box and stored for later reference. Blanks (5%), standards (5%-12% depending on the nature of the material), preparation duplicates (5%) and field duplicates (2%) were inserted in the sample stream during this stage.

Samples were cut (using a core saw) or split (using a core splitter). The instrument used depended on the level of clay content, in which high clay samples were split to avoid core loss from the core saw's lubricating water. The cut or split samples were stored in a secure core shed on site until they were shipped to sample preparation facilities in Bogota (through LMDDH-023) or Medellin (all samples from LMDDH-024 to present), Colombia. The samples were prepared at the ALS Minerals, a division of ALS Limited, a global company that provides testing, inspection and certification services ("ALS Minerals") sample preparation facilities and then sent to the ALS Minerals regional analytical facility in Lima, Peru.

Regular drill-core samples were collected in lots of 25 to 76 and shipped by company vehicle to ALS Minerals for preparation and analysis. Early in the drilling program samples were dispatched to the ALS Minerals preparation laboratory in Bogota. However, in early 2011 with the addition of an ALS Minerals preparation facility in Medellin, samples were dispatched directly to ALS Colombia Ltd. in Medellin for preparation and then forwarded by ALS Minerals to the ALS Minerals laboratory in Lima, Peru. Beginning in early 2013 (La Garrucha drill holes LME-1100 to LME-1106) core samples were dispatched to Actlabs Colombia in Rio Negro, Colombia for preparation and analysis. As noted, several QA/QC steps were included in sample preparation. At the preparation facility each sample is coarse crushed to 70% less than two mm size. A one-kilogram split of each sample was routinely pulverized to 85% passing 75 μm. A final pulp of 250 to 300 grams is sent for analysis to the ALS Minerals laboratory in Lima.

Gold, copper, and ICP analyses at the ALS Minerals lab were carried out as follows:

●	gold: fire assay, 50/30g charge, Atomic Absorption finish;
●	over-range (>10ppm) results for gold were analyzed by Fire Assay with a Gravimetric finish; and
●	copper and other elements: 4-acid digestion and ICP-AES analysis, including Cu, Ag, Al, As, Ba, Be, Bi, Ca, Co, Cr, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

The ALS Minerals laboratory in Lima, Peru is registered to ISO 9001:2008 and has received ISO 17025:2005 accreditation for certain specific methods, such as fire assay/AA gold. It is independent of Bellhaven and GoldMining.

The Actlabs Colombia laboratory in Rio Negro, Colombia is ISO 9001 certified and independent of Bellhaven and the Company. Analytical preparation and procedures for gold fire assay and base and trace metal ICP-AES analysis is identical to that of ALS Minerals and SGS.

Check assay samples are collected in lots of varying sizes and shipped by company vehicle to the SGS laboratory in Medellin for preparation, then forwarded by SGS/ALS Minerals to the analytical facility in Lima, Peru. At the preparation facility, each sample was coarse crushed to 95% less than two mm size. The final sample was pulverized to 95% passing 105 μm, and approximately 250 grams was sent to the analytical lab.

Gold, copper, and ICP analyses at the SGS Lima lab were carried out as follows:

●	gold: fire assay, 30 grams charge, Atomic Absorption finish;
●	over-range (>3 g/t) results for gold were analyzed by 30 grams, Fire Assay with a Gravimetric finish; and
●	copper and other elements: 4-acid digestion and ICP-AES analysis, including Cu, Ag, Al, As, Ba, Be, Bi, Ca, Co, Cr, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

2022 Sample Preparation Procedures

The drilling cores obtained were transported in metal boxes daily from the drilling site to the Company's base camp, where the facilities of the La Mina project are located.

At the drill rig, the core was cleaned and washed, and placed in metal core boxes marked with "Start" and "Finish" and arrows pointing downhole direction. The core boxes were marked with the drill hole information and wooden core blocks were placed at the end of each run containing the depth (in metres) of the hole marked.

When the boxes were received daily at the base camp, the core was cleaned of mud, oxides, and grease left over from the drill cores. Subsequently, a verification of the information in the wooden blocks and core boxes was made checking the depths, hole information, and the recovery. In case of any inconsistency in the marking of the boxes, runs, or losses of cores, it was reported to the project geologist to require the drilling contractor and solve the problem.

Subsequently, photographs were taken of the wet core boxes with a sign indicating drill hole number, box number and depths. Once the boxes were photographed, they were laid down in the logging tables to perform the core logging. All core was logged geotechnically and lithologically in paper copies and then entered into a laptop computer.

After the detailed geological logging, the longitudinal cutting line is marked by the geologist, and the core is taken for cutting. Samples are nominally cut every two meters. However, the sample length will be shorter when there were changes in lithology or alterations. The drilling cores are cut into two halves using a standard fixed Freemasonry electric saw or quartered depending on the condition of the cores under the supervision of the geologist. One of the halves is left for future reference in the core box and the other half is packed in double plastic bags marked on the outside with the sample number ID and inside the bag, a tag with the sample ID was placed. Each bag was secured and stored in a restricted access site and then shipped to the laboratory for sample preparation and analysis. It is important to note that none of the cutting or logging technicians were allowed to wear jewelry to avoid contamination of the sample.

Batches of shipping samples are collected in groups of 20 to 75, including QC samples. Each batch had at least one blank and one standard, which were inserted randomly by geologists within the numbering sequence. Blanks, standards and duplicates samples were inserted in the sample stream as follows: Blanks (2%), standards (2%), preparation duplicates (2%), and field duplicates (2%). These batches were sent by a company vehicle to the ALS Minerals laboratory for preparation in Medellín and then sent for assaying and ICP analysis to ALS Peru. The samples sent to ALS Peru followed the following preparation and analysis procedures:

●	Crushed to 70% less than 2-mm size. A 1kg split of each sample is routinely pulverized to 85% passing 75 μms. A final pulp of 250-300 g is sent for analysis to the ALS Minerals laboratory in Lima.
●	Gold: Fire Assay, 30g charge, Atomic Absorption finish (Au-AA23)
●	Over-range (>10 ppm) results for gold were analyzed by Fire Assay with a Gravimetric finish (Au-GRA22)
●

Copper and other elements: 4-acid digestion and ICP-AES analysis (ME-ICP61), including Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn

●	Over-range (100 ppm) results for Ag were analyzed by Fire Assay with a gravimetric finish (Ag-GRA22)

Data Verification

The current inspection for the La Mina Project was carried out on October 12-13, 2022 by Scott Wilson who visited the property located in the village of La Mina, municipality of Fredonia in the department of Antioquia, Colombia. Mr. Wilson met with the geological team and technicians to review geological maps and sections, inspect drill core, review the digital database, observe the location of drill collars and collect a number of core samples to validate and confirm existing information.

Since taking an option on the property and until 2016, the Bellhaven sampling and assaying programs have been controlled by a systematic application of certified standards and blanks, along with Bellhaven's own field duplicate and laboratory duplicate checks. The use of an independent international preparation and assay laboratory, ALS Minerals (then ALS Chemex), adds additional assurance that assay results are representative of the mineralization encountered on the property.

As an additional verification and check on the overall level of copper-gold grades reported for the porphyry mineralization at the La Mina Project, samples from drill core representing the current drill programs were independently collected.

This verification sampling is intended only as a check of the general level of copper-gold mineralization found at La Mina, but is not intended as a comprehensive QA/QC assessment for the purposes of resource estimation.

The results of the check assays compared to the original assays are within acceptable precision.

Three samples were collected from three different La Garrucha exploration holes. One quarter core interval was collected from each hole; LME-1107, LME-1108 and LME-1111. The results of the check assays compared to the original assays are within acceptable precision.

In the opinion of the qualified person, the data collected by the Company is adequate for the estimation of mineral resource for the La Mina Project.

Mineral Processing and Metallurgical Testing

Two scoping level metallurgical test work programs have been completed on samples from the La Mina deposit.

Resource Development Inc. ("RDI") was contracted to undertake the first scoping level metallurgical study for the La Mina porphyry gold-copper prospect in Colombia, which was completed and reported in 2011. The Company contracted ALS Metallurgy, a division of ALS Limited ("ALS Metallurgy") to undertake the second program, which was completed and reported in 2022, on samples from the La Garrucha deposit. Generally, the copper and gold recoveries by flotation into a bulk rougher concentrate and gold recovery by cyanide leaching were consistent in the two test programs for the materials tested, and indicate that the La Mina samples (La Cantera, Middle Zone and Garrucha) are amendable to standard flotation for copper and gold recovery and to cyanide leaching for gold recovery.

RDI received four composite samples for the first metallurgical study. ALS Metallurgy received ten bags of samples, comprising quarter NQ core derived from two drill holes and used these to form a master composite of the La Garrucha zone for metallurgical testing. The ALS Metallurgy test program included sample preparation and characterization, Bond ball millwork index determinations, mineralogical assessments, cyanide leaching of whole ore samples and of cleaner and rougher flotation tails samples and rougher and cleaner floatation tests.

The metallurgical test work undertaken included sample preparation and characterization, Bond's ball millwork index determinations, in-place bulk density measurements, gravity tests, direct cyanidation and carbon-in-leach tests and rougher and cleaner flotation tests.

The RDI and ALS Metallurgy test work showed a Bond's ball mill work index of 10.2 to 14.0, and 15.5 kWh/t respectively, indicating that the Garrucha material is slightly harder than the other La Mina zones tested.

Gravity concentration tests on the RDI samples indicated that one could not produce a high-grade concentrate that could be directly smelted. Hence, gravity circuit may not be applicable for this deposit.

No mineralogical testwork was undertaken for the RDI test program. The mineralogical testwork on the ALS Metallurgy samples indicated that the material was relatively amenable for copper and gold recovery, with a pyrite to copper sulphide ratio of 3:1 but relatively little association of copper sulphides with pyrite, which indicates that a reasonably efficient separation of pyrite from copper sulphides in a flotation process is feasible. The sample contained insignificant amounts of oxide copper minerals. With about 48% copper liberation at the nominal 103 μm K80 primary grind sizing, reasonably rougher copper response could be anticipated if relatively aggressive flotation conditions are applied.

Whole ore cyanide leach tests on the RDI samples extracted over 80% of the gold from three of the four RDI composites, but with high cyanide consumption. Cyanidation tests were also completed on whole rock in the ALS Metallurgy testing, from which gold extractions average 90%. Pre-aeration prior to cyanidation leach tests increased the dissolved oxygen level, which markedly improved initial leach kinetics and substantially decreased overall sodium cyanide consumption.

A series of open-circuit, batch flotation tests were conducted in the RDI test program using a simple reagent suite consisting of potassium amyl xanthate, Aeropromotor 404 and methyl isobutyl carbonyl. Generally, recoveries ranged between 74% to 90% for both gold and copper in the rougher concentrate over a primary grind range of 150 μm -74 μm. No systematic cleaner tests were performed but a single test incorporating regrinding of the rougher concentrate followed by two stages of cleaner flotation in open-circuit tests produced a concentrate assaying over 26% Cu and ±50 g/t Au for three of the four composite samples. No data on concentrate or recoveries were presented, but ICP analysis of the composites indicated that the levels of some of the major potential deleterious elements (As<10ppm, Bi<10ppm, Hg, Se not measured) were relatively low.

Rougher and cleaner flotation tests in the ALS Metallurgy program were completed at three different primary grind sizings, nominally 150 μm, 106 μm and 74 μm. Copper rougher recovery improved slightly with finer primary grind sizing. Gold recoveries to rougher concentrates did not vary much by primary grind size, averaging approximately 86%. On this basis, the coarser primary grind sizing may be optimal, though an economic trade-off study would be required to confirm this. Increasing cleaner circuit pH from 10 to 11 improved copper concentrate grade, while maintaining similar overall copper and gold recoveries.

Two different processing options were tested in the ALS Metallurgy program, flotation and also cyanide leaching of flotation tailings. Flotation testing produced a bulk concentrate containing 27% copper, 19 g/tonne gold and 549 g/tonne silver, while recovering about 77% of the copper and 67% of the gold. As this was an open circuit test, closed circuit testing would be expected to recover some of the losses in the cleaner tails, resulting in higher recoveries at lower grade. Final concentrate analysis, based on small sample availability, indicated relatively high concentrations of some deleterious materials e.g. As, Pb. Cyanide leaching of the cleaner and rougher tailings recovered approximately 78% of the gold in the rougher tailings and 85% in the cleaner tailings, collectively representing about 25% of the feed gold. Overall, gold recovery from such a flowsheet would be expected to total around 92%.

An overall base case recovery for gold and copper by flotation after regrind and cleaning into a 23% - 26% copper concentrate is projected at 69% and 80% respectively. Cyanide leaching of the cleaner and rougher tailings increases the total gold recovery to approximately 91%. It is reasonable to assume that further test work and optimization work around primary grind size, flotation reagents, mass pull and concentrate regrind and cyanide leaching conditions could further improve gold and copper recoveries and optimize reagent consumptions. Further test work on representative samples, mineralogy and a program of open and locked cycle flotation testing and cyanide leach testing is required to provide further confidence in the metallurgical response and optimization of the recovery process.

Mineral Resource Estimates

The following table sets forth the Mineral Resource estimate set forth in the La Mina Technical Report, with an effective date of December 20, 2022.

Deposit			Grade				Contained Metal
	Cut-off	Tonnes	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Indicated Resources
La Cantera	0.30	17.61	0.86	2.03	0.31	1.33	0.49	1.15	120.46	0.75
La Garrucha	0.30	7.36	0.65	3.14	0.11	0.85	0.15	0.74	17.76	0.20
Middle Zone	0.30	8.80	0.54	1.28	0.11	0.71	0.15	0.36	21.19	0.20
Total Indicated		33.77	0.73	2.08	0.21	1.06	0.79	2.25	159.41	1.15
Inferred Resources
La Cantera	0.30	11.18	0.71	1.85	0.30	1.15	0.26	0.66	72.71	0.41
La Garrucha	0.30	44.11	0.55	2.46	0.10	0.72	0.78	3.49	96.85	1.02
Middle Zone	0.30	0.95	0.47	1.15	0.09	0.61	0.01	0.04	1.87	0.02
Total Inferred		56.23	0.58	2.32	0.14	0.80	1.05	4.19	171.43	1.45

Notes:

(1)

The Mineral Resource estimate for La Mina is an in-pit constrained resource calculated using a Whittle-Pit algorithm with "reasonable prospects of eventual economic extraction" using the following assumptions:

●	Metal prices of US$1,700/oz Au, US$21/oz Ag and US$3.50/lb Cu;
●	Royalty of 6% NSR, inclusive of government royalties;
●	Pit slopes are 50 degrees; and
●	Mining, processing and G&A costs were used to calculate cut-off of 0.30 g/t Au.
(2)	Metallurgical recoveries are: 90% for Au, 91% for Cu, and 30% for Ag.

(3)	Gold-equivalent grades were calculated using the following formula: AuEq =Au (g/t) + [Cu(%) x {Cu Price/Au Price} x 22.0462 x 31.1035] + [Ag (g/t) x {Ag Price/Au Price}].
(4)	Mineral resources are classified as Indicated Resources and Inferred Resources and are based on the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves.
(5)

There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(6)	Numbers may not add due to rounding.

Global Mineral Resource estimates for the La Mina Project are based on a resource block model constructed using Vulcan Geomodeller® and Whittle ® scientific software programs. Mineral Resources were estimated using a combination of Inverse Distance Weighting interpolation techniques. As described in the La Mina Technical Report, mineralization at La Mina has been identified and quantified within a cluster of three subvertical intrusive porphyry bodies; La Cantera, Middle Zone and La Garrucha.

Three-dimensional geological interpretations were used to flag the block model with varying lithology types representative of the mineral deposits. Grade discontinuities at these lithological contacts were evaluated to determine hard and soft boundaries for the estimation of mineralization within these varying domains of the deposits.

Mineralization for the deposit is quantified in parts per million of Cu, Au and Ag. Database audits performed by the author demonstrate the assay database values for La Mina interpret are sufficient to interpret mineral resources for the La Mina Project. Individual block grades have been used to determine the equivalent gold values for each model block. Equivalent gold grades are reported and summarized within this report. However, equivalent gold grades have not been used for any Mineral Resource estimates.

Preliminary Economic Assessment

The PEA for the La Mina Project considers mining and processing of mineralization from all resource areas of the La Mina Project; La Cantera, La Garrucha and Middle Zone. All currency values for this section of the PEA are presented in United States dollars unless stated otherwise.

On September 7, 2023, the Company announced results of a positive PEA prepared in accordance with NI 43-101 on the La Mina Project. The PEA projects that the Project would produce an estimated 1.29 million gold equivalent ounces over an 11.2 year mine life, and 203.9 million pounds of copper and 2.98 million ounces of silver which are incorporated in the gold equivalent calculations. The following is a financial summary from the PEA:

Parameter		Units	Values
Net Present Value (5%)	Pre-Tax	$ Million	447.5
	After-Tax	$ Million	279.5
Internal Rate of Return (IRR)	Pre-Tax	%	20.4
	After-Tax	%	15.2
After-Tax Payback		Years	5.6
Pre-production Capital		$ Million	424.8
Sustaining Capital, including Closure		$ Million	203.2
Life-of-Mine (LOM) Cash Unit Cost		$/oz	795.0
LoM All-In Sustaining Unit Cost		$/oz	912.0
Metal Prices Copper Gold Silver
		$/lb $/oz $/oz	3.50 1,750 21.00

The following table details the projected annual cash flow for the La Mina Project:

Year	Total Gross Revenue (US$M)	Royalties, Freight Treatment & Refining Charges (US$M)	Net Project Revenue (US$M)	Operating Cost (US$M)	Colombian Taxes (US$M)	Net Income (US$M)	Capital Costs (US$M)	Pre-Tax, After Royalty Discounted (5%) Cash Flow (US$M)	After-Tax and Royalty Discounted (5%) Cash Flow (US$M)
-2	$-	$-	$-	$-	$-	$-	$(266.7)	$(260.3)	$(260.3)
-1	$-	$-	$-	$-	$-	$-	$(158.1)	$(146.9)	$(146.9)
1	$345.0	$(28.8)	$316.1	$(136.0)	$(46.7)	$117.0	$(63.1)	$129.1	$87.7
2	$290.7	$(23.8)	$266.8	$(153.5)	$(19.8)	$46.3	$(57.9)	$66.9	$50.1
3	$262.9	$(21.1)	$241.8	$(157.3)	$(6.3)	$14.8	$(10.0)	$76.8	$71.7
4	$274.5	$(22.3)	$252.2	$(155.5)	$(12.9)	$30.2	$(6.9)	$85.7	$75.8
5	$305.5	$(24.4)	$281.1	$(155.0)	$(24.5)	$57.3	$(6.3)	$105.1	$87.2
6	$259.1	$(19.7)	$239.4	$(147.7)	$(14.8)	$34.6	$(5.7)	$73.3	$63.0
7	$277.2	$(22.1)	$255.1	$(150.1)	$(18.9)	$44.2	$(5.2)	$80.6	$68.1
8	$244.3	$(20.5)	$223.8	$(144.5)	$(12.0)	$27.9	$(4.2)	$60.1	$52.6
9	$194.7	$(14.8)	$179.9	$(112.5)	$(16.7)	$38.9	$(2.2)	$47.9	$37.9
10	$223.2	$(16.1)	$207.1	$(104.3)	$(30.6)	$71.5	$(1.2)	$67.1	$49.6
11	$231.9	$(16.5)	$215.3	$(101.9)	$(35.0)	$81.7	$(0.7)	$70.2	$51.2
12	$43.3	$(2.9)	$40.4	$(19.3)	$-	$-	$(39.8)	$(8.2)	$(8.2)
Total	$2,952.3	$(233.2)	$2,719.1	$(1,537.7)	$(238.5)	$564.5	$(628.0)	$447.3	$279.5

The PEA is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

The PEA envisions an open pit mining scenario (strip ratio of 5.5:1) sourcing material from all three adjacent open pit mines. Construction of this project is expected to be 12 months that will enable reaching 15,000 tonnes of process plant feed per day. The operation is designed to produce a single copper concentrate containing gold and silver credits with minimal deleterious elements. The relatively low capital costs of the La Mina Project are a result of the La Mina Project's proximity to established infrastructure including roads, power and an available workforce. The La Mina Project generates a pre-tax net present value ("NPV") of $447.3 million at a 5% discount rate and an after-tax NPV of $279.5 million with an IRR of 15.2% using metal prices of $1,750 per ounce gold, $21 per ounce silver and $3.50 per pound copper.

This results in an attractive after-tax unit cash cost of $795 per gold equivalent ounce and All-In Sustaining Cost (AISC) of $912 per gold equivalent ounce (net of by-product credits).

São Jorge Project

The São Jorge Project is a gold exploration project located in the southeast of Pará State, Brazil. The Company acquired the São Jorge Project through a plan of arrangement between the Company and Brazilian Gold Corporation ("BGC") completed on November 22, 2013.

The following information is primarily condensed and extracted from the technical report titled "NI 43-10 Technical Report, São Jorge Gold Project, Pará State, Brazil ", dated effective January 28, 2025, and Date of Issue February 26, 2025 (the "São Jorge Technical Report"), prepared by Reno Pressacco, P.Geo., Associate Principal Geologist, SLR Consulting (Canada) Ltd., who is an independent qualified person ("QP") as defined by NI 43-101 and S-K-1300. Certain technical information has been updated with more current information having been prepared under the supervision of, or reviewed by, Paulo Pereira.

Project Description, Location and Access

The São Jorge Project is located in the southeastern portion of Pará State, Brazil, in the municipality of Novo Progresso, approximately 460 km southeast of the main regional city of Santarem, 250 km south of the city of Itaituba and approximately 70 km north of the town of Novo Progresso. This region is known locally as the Tapaiós region. Regional highway BR-163, an all-weather paved road, passes through the Project area.

At the date of the São Jorge Technical Report, the Company, through its Brazilian subsidiaries Brazilian Resources Mineração Ltda., Mineração Regent Brasil Ltda. and BRI Mineração Ltda., is the sole registered and beneficial holder of eight mining concession exploration licenses in the São Jorge project area. The mineral tenure for the Project totals approximately 46,485 hectares in size. GMI does not hold any surface rights.

The following table details the mineral tenure for the São Jorge Project.

License No.	Title Holder	Status	Phase	Area (Ha.)
850.058/2002	Brazilian Resources Mineração Ltda.	Preliminary Economic Assessment Plan submitted to ANM with an application for the Mining License	Exploration License	1,660.56
850.275/2003	Brazilian Resources Mineração Ltda.	The license was renewed for three years on May 9, 2023	Exploration License	7,344.31
850.556/2013	Mineração Regent Brasil Ltda.	The license was renewed for three years on May 9, 2023	Exploration License	9,619.15
850.193/2017	BRI Mineração Ltda.	Application for License Renewal submitted to ANM	Exploration License	7,307.93
850.194/2017	BRI Mineração Ltda.	Application for License Renewal submitted to ANM	Exploration License	9,541.61
850.195/2017	BRI Mineração Ltda.	Application for License Renewal submitted to ANM	Exploration License	9,572.68
850.196/2017	BRI Mineração Ltda.	Application for License Renewal submitted to ANM	Exploration License	950.39
850.745/2024	BRI Mineração Ltda.	New Claim published on Dec 30, 2024 – First term for three years	Exploration License	488.45
Total				46,485.08

The São Jorge Deposit (as defined hereinafter) is completely overlain by exploration concession no. 850.058/2002 and its potential strike extensions are covered by concessions 850.275/2003 and 850.556/2013.

Process No. 850.058/2002 is an exploration license for gold ore, held by Brazilian Resources Mineração Ltda., with the Final Exploration Report submitted to the ANM in July 2013. The final exploration report was approved on October 30, 2023, and the Company has acquired the right to apply for a Mining Concession. To complete the application, the Company is required to prepare and file an Economic Assessment Plan ("PAE") and initiate the environmental base line studies to apply for the Preliminary Environmental License. The Company utilized independent consultants to proceed with the preparation of the PAE which was submitted to ANM on October 29, 2024. The Company notes that such assessment plan does not constitute a preliminary economic assessment within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

The Company intends to conduct further exploration work on the São Jorge Project to cover unsampled areas of Process Nos. 850.275/2003 and 850.556/2013. A final exploration report is required to be submitted to ANM by April 2026.

All other six mineral titles are currently valid exploration licenses for gold ore, of which GoldMining subsidiaries, are the titleholders.

As at the date hereof, and as previously disclosed by the Company, with respect to the four exploration licenses represented by administrative proceedings Nos. 850.193/2017 to 850.196/2017 held by the Company, for which the first 3-year term has expired, the Company has submitted timely preliminary exploration reports and license renewal applications for an additional 3-year term to the ANM which are under consideration by ANM. There is no assurance that such studies or reports will be accepted or that such renewal applications will be approved by ANM.

Brazil's 2012 Forest Code requires preservation of natural vegetation areas including margins of drainages that were in part degraded by previous artisanal miners' activities. GoldMining will be required to comply with the minimum preservation area required by legislation, and this will be verified and established based on the environmental baseline studies that will be conducted as part of the Environmental Licensing work to be initiated after the ANM’s approval of the Final Exploration Report.

A number of underlying royalties exist on the São Jorge Property:

●	1.0% NSR over entire property held by Osisko Gold Royalties Ltd.

●	1.0% NSR over entire property held by Gold Royalty Corp.

●	1.5% NSR over entire property held by the Brazilian National Mining Agency (ANM)

●

1.0% NSR over concession 850.275/2003 on NI 43-101 Proven Reserves held by Tapajos Mineração Ltda. can be purchased for US$2.5 million until September 30, 2006; however no Mineral Reserves have been identified on this concession to date.

Furthermore, if GMI is not the owner of the surface rights at the time of production, a further 0.75% NSR (set at half the ANM rate) is payable to the overlying surface rights owner.

History

The exploration history for the São Jorge property is summarized in the following table:

Table D-1 Exploration Property History
Date	Entity	Work Program	Significant Results
Before 1990	Informal miners during Tapajós Gold Rush	Alluvial and saprolite garimpeiro mining.	Some gold production (not reported).
1993 – 1995	Rio Tinto Desenvolvimento Minerais Ltda. ("RTDM")	Mapping, soil sampling, trenching, auger and diamond drilling (26 holes for 4350.3 m).
1997 – 1998	RTDM	Scoping Study and diamond drilling with 16 drill holes.	First Mineral Resource estimation by RTDM (non-compliant with NI 43-101 guidelines).
1998	Altoro Gold Corp. ("Altoro")	Negotiated property with RTDM but did not advance with the option due to a merger with Solitario Resources Corporation.
2001 – 2005	Tapajós Mineração Ltda. ("TML")	Garimpeiro open pit mining operation.	Production of gold by heap leaching (final production not reported); final pit 400 m long, 80 m wide and 20 to 30 m deep.
2005	Talon (previously named BrazMin)	Phase I diamond drilling program of 48 drill holes for 10,104 m.	Defined an envelope of a vein and stockwork zone of 700 m strike extent.
2006	Talon	Phase II diamond drilling program of 34 drill holes for 7,952 m and airborne and ground geophysics.	New targets and extensions from Wilton Zone defined to the west – "Kite zone" and east "Wilton East zone". First NI 43-101 compliant Mineral Resource estimation.
2007	Talon	Extension of regional soil sampling grid.	Anomalous gold values along 600 m on one line.
2011	BGC	120 linear km of soil geochemistry and geophysics (induced polarization), and drilling (14,708 m) in 37 holes.	Increased the Mineral Resource and upgraded the resource classification.
2024	GoldMining	Confirmation diamond drilling program consisting of 1,077 m over 5 holes.	Improved the geologic model and updated the Mineral Resource, discovered new moralization 1km west along strike.

The São Jorge Project is located in the eastern part of the so called "Tapajos Gold District". Gold is reported to have been first discovered in the Tapajos region in the 18th century. Significant production has been recorded since the end of the 1970s and beginning of the 1980s, when the BR 163 (Cuiaba – Santarém road) was opened. A gold rush started in the Tapajos region with thousands of garimpeiros entering the region that was until then, totally isolated. Production from the region apparently peaked between 1983 and 1989, with as many as 300,000 garimpeiros reportedly extracting somewhere between 500,000 oz and 1 Moz per year, predominantly based on alluvial gold. Up until 1993, production was officially estimated at 7 Moz, but real production is unknown. Production has since declined, reaching an average of 160,000 oz of gold per year in the late 1990s.

The exploration of the São Jorge area was initiated by RTDM, a subsidiary of Rio Tinto Plc Mineral Group, in 1993. At that time the São Jorge garimpeiro workings (Wilton Pit) was approximately 30 m in diameter. Following sampling in this small open pit, RTDM applied for four exploration licenses in order to acquire the bedrock mining rights. Additionally, it negotiated an agreement with the landowner, Wilton Amorim, which enabled it to initiate exploration on the property.

The RTDM exploration program involved a 300 m line spacing airborne magnetic survey, 200 m by 200 m soil sampling grid around the São Jorge garimpeiro workings, 202 auger holes totaling 1,868 m (drilled on a 50 m by 20 m grid with infill 8 m by 8 m), trenching with channel sampling (total of 1,071 samples collected in 16 trenches), detailed geological mapping to define the geological and structural framework and 26 diamond drill holes for a total of 4,350 m.

In 1997, as part of a Scoping Study, RTDM estimated a non-compliant NI 43-101 Mineral Resource for the São Jorge Project and completed an additional 16 diamond drill hole program to test conclusions of the Scoping Study.

In March 1998, Altoro negotiated an agreement on the property with RTDM and reviewed all data by check sampling of drill holes and surface sampling at the garimpeiro pit. However, due to a merger with Solitario Resources Corporation, no further work was completed on the property. In early 2003, RTDM relinquished the four São Jorge exploration licenses.

One of the licenses (No 850.024/02) was immediately acquired by a private individual and subsequently optioned to Centaurus Mineração e Participações Ltda ("Centaurus"). No exploration work was undertaken by Centaurus.

From 2001 to 2005, garimpeiro operations were undertaken by TML. These operations included small heap leach pads using cyanide solutions to recover gold.

After garimpeiro operations ceased on the property, a pit of approximately 400 m long, 80 m wide and 20 to 30 m deep had been excavated and termed the Wilton Pit.

On July 16, 2004, Talon acquired from Centaurus a 100% interest in the São Jorge exploration licenses and in April 2005 entered into an agreement with Jaguar Resources Limited acquiring a 100% interest in three adjacent claims.

On June 14, 2010, BGC acquired from Talon a 100% interest in the São Jorge exploration licenses. BGC initiated a new exploration program in early 2011 consisting of soil sampling, geophysics and core drilling. BGC completed an extensive exploration program in 2011 with over 14,000 m of drilling completed on the São Jorge Project.

The Company commenced a systematic drilling program of auger and diamond core drilling at São Jorge in May 2024. The objectives of the program included confirmatory drilling within and near the margins of the existing São Jorge gold deposit (the "São Jorge Deposit"), as well as exploratory drilling of identified gold targets in areas with no previous drilling, located within 1-2 km of known mineralization.

The diamond core drilling component of the program consisted of 1,077 m over five holes (the "2024 Diamond Drill Program"), which was completed in July 2024, concluding the current phase of diamond core drilling planned for São Jorge.

The auger drilling program comprised 206 holes for approximately 3,098 meters (the "2024 Auger Drill Program"), which was completed in September 2024. The program primarily targeted the high priority 'William South' area located approximately 1-2 km north of the São Jorge Deposit.

Geological Setting, Mineralization and Deposit Types

Regional and Project Geology

The São Jorge Project is located within the Tapajós District situated in the south-central portion of the Amazon Craton. The main units that form the basement of the Tapajós Gold Province are the Paleoproterozoic Cuiú-Cuiú Metamorphic Suite (2.0 to 2.4 Ga old), and the Jacareacanga Metamorphic Suite, also of possible Paleoproterozoic age (>2.1 Ga years). The Cuiú-Cuiú Suite comprises gneisses, migmatites, granitoid rocks and amphibolites. The Jacareacanga Suite comprises a supra-crustal sedimentary-volcanic sequence, which has been deformed and metamorphosed to greenschist facies. Both Suites are intruded by granitoids of the Parauari Intrusive Suite consisting of a monzodiorite dated at 1.9 to 2.0 Ga. These form the basement of the extensive felsic to intermediate volcanic rocks of the Iriri Group, dated at 1.87 to 1.89 Ga, including co-magmatic and anorogenic plutons of the Maloquinha Suite with intrusive events dated at 1.8 to 1.9 Ga. The Iriri-Maloquinha igneous event is associated with a strong extensional period. Regional structural analysis in the Tapajós area has identified important lineaments that trend mainly northwest to southeast with a less well defined transverse east to west set.

The São Jorge property is underlain by a granitoid pluton dominantly composed of an amphibole-biotite monzogranite. The gold mineralization is hosted in a circular shaped body comprised of the younger São Jorge granite. The intrusive body measures approximately 1.2 km in diameter and is generally massive, grey to pink in colour with a porphyritic granular texture. The São Jorge intrusion trends 290° and is sub-parallel to the strike of the regional Cuiú-Cuiú-Tocantinzinho shear zone, which also hosts several important gold deposits including the Palito mine, Tocantinzinho and Cuiú-Cuiú deposit, and Bom Jardim and Batalha gold prospects.

Mineralization and Deposit Types

Gold mineralization is related to a hydrothermal alteration zone in the monzogranite along a structurally controlled fracture – the system is approximately 1,400 m long and up to 160 m wide and intersected in drill holes up to 350 m below surface; the mineralization is open along strike and down dip. The main trend is 290° with an almost vertical dip. The main mineralized zone is defined by a fairly sharp but irregular contact between altered and unaltered monzogranite to the southwest and a more gradational transition from altered to unaltered rocks to the northeast. Strong alteration is associated with discrete quartz veinlets (1 to 2 cm wide), associated with coarse pyrite grains and clusters that cut zones of intense quartz flooding.

The São Jorge mineral deposit is a granite intrusion related gold deposit. The origin of gold mineralization is thought to be related to late-stage volatile enriched intrusive phases controlled by extensional tectonics in the context of a regional lineament.

Analogous deposits associated with granitic intrusives in the Amazonia craton are the multi-million ounce Omai gold deposit in Guyana and the Tocantinzinho gold deposit owned by Eldorado Gold, located approximately 80 km northwest from the São Jorge property along the same regional lineament.

Exploration

GoldMining had not conducted exploration drilling on the São Jorge Project since its acquisition of the São Jorge Project in 2013, until May of 2024, when the Company commenced a systematic program of auger and diamond core drilling. The objectives of the program included confirmatory drilling within and near the margins of the existing São Jorge Deposit under the 2024 Diamond Drill Program, as well as exploratory drilling of identified gold targets in areas with no previous drilling, located within 1-2 km of known mineralization under the 2024 Auger Drill Program.

Current and/or Planned Activities

Currently exploration activity underway at São Jorge comprises grid soil geochemical sampling, mapping and prospecting. The Company plans to undertake a follow-up exploration diamond core drilling to test for extensions of the São Jorge Deposit and to follow-up on high-grade gold mineralization intersected by the 2024 Auger Drill Program in the 'William South' area north of the São Jorge Deposit. In addition, several additional target areas are planned for systemic auger drill testing in 2025.

Drilling

Previous drilling is summarized in Table D-2 below, and detailed above under "History".

In 2024, the Company completed the 2024 Diamond Drilling Program (1,077 m in 5 holes) and the 2024 Auger Drilling Program (3,098 m in 26 holes) at the São Jorge Project, to confirm mineralization within and near the margins of the existing São Jorge Deposit, and to test high-tenor gold-in-soil anomalies in areas with no previous drilling located within 1-2 km of known mineralization, respectively.

Diamond drilling completed at the São Jorge Project, as summarized in Table D-2 below:

Table D-2 Summary Drilling Statistics for São Jorge Project
Drill Hole Identification	Number of Drill holes		Metres Drilled
Rio Tinto Desenvolvimento Mineral – RTDM ( FSJ01- FSJ10)	10	DDH	1,700
Rio Tinto Desenvolvimento Mineral – RTDM (FSJ11- FSJ26)	16	DDH	2,690
Talon Phase I (SJD01- SJD 48)	48	DDH	10,104
Talon Phase II (SJD 49- SJD 82)	34	DDH	7,952
BGC (SJD 83 - SJD119)	37	DDH	14,708
GoldMining (SJD 120-SJD 124)	5	DDH	1,077
Total	150	DDH	38,231

2024 Diamond Drill Program and 2024 Auger Drill Program

Sampling, Analysis and Data Verification

Drill core samples were taken from the NQ/HQ core by sawing the drill core in half, with one-half sent to SGS Geosol Laboratórios Ltda. ("SGS") in Brazil for assaying, and the other half of the core retained at the site for future reference. Sample lengths downhole were uniformly 1.0 m.

Auger drilling samples were collected at 1 m sample intervals, with the material being dried, homogenized and split in the field to obtain a 1 kg representative sample which was sent to SGS for analysis. The remaining auger sample material is stored until the lab results are received, and a 1 kg sample duplicate is maintained in the archive.

SGS is a certified commercial laboratory located in Vespasiano, Minas Gerais, Brazil, and is independent of GoldMining. GoldMining has implemented a quality assurance and quality control program for the sampling and analysis of drill core and auger samples, including duplicates, mineralized standards and blank samples for each batch of 100 samples. The gold analyses were completed by FAA505 method (fire-assay with an atomic absorption finish on 50 grams of material).

Mineral Processing and Metallurgy Testing

GMI has not completed any metallurgical testwork on the São Jorge Project.

Historic work as detailed in the Technical Reports, concluded that at an anticipated head grade of approximately 1.57 g/t Au, the overall Au recovery is expected to be in the range of 94.0% or slightly higher, if the process incorporates a carbon-in-leach (CIL) circuit with a feed size of P80 equal to or less than 75 microns. Further test work indicated gold recovery for 91.1% to 95.8% for the sulphides and between 86.1% to 91.2% for the oxides (P80 75 microns). The feed is categorized as medium to hard with a Ball Mill work index ranging from 13.7 to 15.7 kWh/t.

Mineral Resource Estimate

The following table sets forth a summary of the São Jorge 2025 Mineral Resource estimate update.

Table 1: Mineral Resource Estimate for the São Jorge Deposit (Effective date: January 28, 2025)

	Tonnage (000 tonnes)	Grade (g/t Au)	Contained Metal (oz Au)
Total Indicated	19,418	1.00	624,000
Total Inferred	5,557	0.72	129,000

Notes:

1. Mineral Resources are estimated at a break-even cut-off grade of 0.27 g/t Au for classified blocks above a constraining pit shell.

2. Mineral Resources are estimated using a long-term gold price of US$1,950 per ounce.

3. A minimum mining width of five metres was used.

4. There are no Mineral Reserves estimated at the São Jorge Project. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

5. Totals may not add due to rounding.

The estimate incorporates 2024 drilling results, revised geological interpretation within the São Jorge deposit and refreshed cut-off grade assumptions. The Mineral Resource estimate is based on 43,573 meters of drill data available as of January 28, 2025, (the Effective Date), including the drilling completed in 2024. The author of the Technical Report conducted a site visit May 3-4, 2024, which included collection of independent duplicate samples for umpire laboratory analysis. The Mineral Resource estimate is constrained within a revenue factor 1.0 ‘Base Case’ pit shell and reported above a 0.27 g/t Au cut-off value.

The January 2025 updated São Jorge Mineral Resource estimate incorporates:

●

The addition of three 2024 diamond core drill holes for 1,077 meters of drilling within the Sao Jorge Deposit, with revisions to the geological interpretation and three dimensional mineralization modelling.

●

Revised geological model incorporating the logging of 2024 drill core, the partial relogging of historic drill core, and incorporation of surface mapping data, which cumulatively has aided to advance the understanding of the controls on the distribution of the gold mineralization at the São Jorge deposit.

●	Mineral resource reporting using a below 3-year average gold price of US$1,950/oz Au.

Additional details of the Mineral Resource estimate are set forth in the São Jorge Technical Report.

Fiscal Year Ended 2024 Updates

During 2024, the Company completed the 2024 Diamond Drilling Program and 2024 Auger Drilling Program at São Jorge.

The 2024 Diamond Drilling Program was successful in confirming the interpreted location of gold mineralization within the existing deposit and providing additional information to model the west-northwestern strike extension of the principal zone of mineralization, and also a parallel en echelon offset zone of mineralization which lies to the northwest of the main mineralized trend. Neither the strike extensions nor the depth limits of the São Jorge deposit have been well defined by drilling. The Company plans additional exploration activities to search for the possible strike extensions along the broader São Jorge mineralized corridor, including further defining the extent of the en echelon mineralization in the northwestern zone of the deposit. 2024 drilling intersected gold mineralization in a previously untested zone located 1 kilometre to the west-northwest along strike of the deposit, in a previously undrilled area (see news release September 9, 2024), which is not currently incorporated in the Mineral Resource estimate.

Drill Hole Number	Interval From (m)	Interval To (m)	Core Length[1] (m)	Au Grade (g/t)	Cu Grade (ppm)
SJD-120-24	44.00	207.00	163.00	1.02	-
SJD-120-24	44.00	64.00	20.00	1.37	-
Including	45.00	50.00	5.00	2.82	-
Including	45.00	46.00	1.00	7.25	-
SJD-120-24	69.00	70.00	1.00	3.03	-
SJD-120-24	74.00	75.00	1.00	5.05	-
SJD-120-24	95.00	132.00	37.00	2.26	-
Including	97.00	98.00	1.00	11.47	-
Including	102.00	104.00	2.00	12.22	-
SJD-120-24	148.00	159.00	11.00	1.00	-
Including	152.00	155.00	3.00	2.31	-
SJD-120-24	166.00	179.00	13.00	1.35	-
SJD-120-24	195.0	207.0	12.00	1.15	-
including	201.00	206.00	5.00	2.24	-
Including	205.00	206.00	1.00	7.29	-
SJD-120-24	249.00	250.00	1.00	1.07	-
SJD-120-24	259.00	260.00	1.00	1.27	-
SJD-120-24	265.00	266.00	1.00	3.74	-
SJD-121-24	49.00	52.00	3.00	1.31	-
SJD-121-24	86.00	104.00	18.00	0.70	-
Including	88.00	96.00	8.00	1.14	-
SJD-121-24	191.00	196.00	5.00	0.75	-
SJD-122-24	32.00	35.00	3.00	0.80	-
SJD-122-24	61.00	80.00	19.00	1.24	-
Including	68.00	75.00	7.00	2.98	-
Including	72.00	73.00	1.00	15.67	-
SJD-122-24	110.00	114.00	4.00	0.47	-
SJD-123-24	93.00	103.00	10.00	0.66	-
Including	93.00	95.00	2.00	1.65	-
SJD-124-24	28.00	56.00	28.00	-	275

The 2024 Auger Drilling Program completed in 2024 at the ‘William South’ area (see news releases September 9 and November 11, 2024) confirmed multiple primary high-grade gold drill intercepts in the shallow saprolite zone underlying high gold tenor surface soil anomalies. Highlights of the auger drilling program include:

●	1 m at 17.14 g/t Au from 12 m depth,
●	5 m at 2.78 g/t Au from 10 m depth,

●	1 m at 10.2 g/t Au from 14 m depth,
●	1 m at 8.01 g/t Au from 6 m depth,
●	1 m at 3.78 g/t Au from 10 m depth; and
●	3 m at 1.05 g/t Au from 12 m depth.

The Company is currently evaluating a potential exploration program in 2025 to follow up with additional diamond core drilling to test extensions of the São Jorge Deposit, diamond core or reverse circulation drilling in the "William South" area to test depth extensions of high-grade auger drill intercepts, and exploration of several additional geochemical target areas for systematic auger drill testing. The Company has not finalized any exploration plans as of the date hereof.

Whistler Project

The following information is primarily condensed and extracted from the technical report titled "NI 43-101 2024 Updated Mineral Resource Estimate for the Whistler Project" dated effective September 12, 2024 (the "Whistler Technical Report"), prepared by Sue Bird, P.Eng., of Moose Mountain Technical Services. Sue Bird is a Qualified Person and is independent of the Company.

Project Description, Location and Access

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 170 km (105 miles) northwest of Anchorage.

As of the date hereof, the Whistler Project comprises 377 State of Alaska mining claims covering an aggregate area of approximately 217.5 km2. The center of the property is located at 152.566° longitude west and 61.983° latitude north. The project is located in the drainage of the Skwentna River. Elevation varies from about 400 m above sea level in the valley floors to over 5,000 m in the highest peaks.

An all-season camp facility exists near the confluence of Portage Creek and the Skwentna River, approximately 15 km southeast of the Rainy Pass Hunting Lodge. The camp is serviced with a 1,000 m gravel airstrip for wheel-based aircraft. The camp is equipped with kitchen and messing facility, ablutions facility, accommodations for up to 24 personnel, a work shop, water well and potable water filtration system, septic field system, diesel generators, office and core logging and sampling facility and a satellite communications link, tent structures on wooden floors, and several wood-framed buildings.

GoldMining, through its subsidiary U.S. GoldMining, acquired the rights to the Whistler Project and certain related assets, including an exploration camp, airstrip and certain equipment, on August 5, 2015, pursuant to an asset purchase agreement dated July 20, 2015, by and among GoldMining, U.S. GoldMining, Kiska Metals Corporation ("Kiska") and Geoinformatics Alaska Exploration, Inc. ("Geoinformatics").

A number of underlying royalties exist on the Whistler Project:

●

2.75% NSR over all 377 claims and extending outside the current claims over an Area of Interest defined by the maximum historical extent of claims held on the Whistler Project to Osisko Mining (USA) Inc. ("OM") pursuant to an Amended and Restated Net Smelter Returns Royalty Deed dated December 16, 2014, granted by Geoinformatics (as assumed by U.S. GoldMining on August 5, 2015) in favour of MF2 LLC (as assumed by OM). Gold Royalty U.S. Corp. holds a right to buy down the royalty percentage from 2.75% to 2.0% upon payment to OM of a one-time payment of US$5,000,000.

●

2.0% net proceeds royalty interest over an Area of Interest specified by standard township sub-division overlying the Whistler and Raintree West deposits to Sandstorm Gold Ltd. pursuant to an agreement dated October 1, 1999, between Sandstorm Gold Ltd, (the ultimate successor-in-interest to Cominco American Incorporated) and U.S. GoldMining (the ultimate successor-in-interest to Kent Turner, Jr.).

●	1.0% NSR over the Whistler Project to Gold Royalty U.S. Corp. pursuant to a Net Smelter Returns Royalty Agreement dated January 11, 2021, between U.S. GoldMining and Gold Royalty U.S. Corp.

U.S. Goldmining submitted an Application for a Permit to Mine in Alaska ("APMA") to Alaska's Department of Natural Resources ("ADNR") on June 30, 2022, and, on September 22, 2022, received Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River – Yentna Mining District. In addition, U.S. GoldMining received Reclamation Plan Approval Number 2778. Subsequent amendments were approved, incorporating alterations to U.S GoldMining's exploration plans, in 2023 and 2024.

History

Mineral exploration in the Whistler area was initiated by Cominco in 1986 and continued through 1989. During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco ceased exploration and all cores from the Whistler region were donated to the State of Alaska and the property was allowed to lapse.

In 1999, Kent Turner staked 25 State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006, Kennecott conducted extensive exploration of the Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground Induced Polarization survey, and the evaluation of the Whistler gold-copper occurrence with fifteen core boreholes (7,948 m) and reconnaissance core drilling at other targets in the Whistler region (4,184 m). Over that period Kennecott invested over US$6.3 million in exploration.

In June 2007, Geoinformatics announced the conditional acquisition of the Whistler Project as part of a strategic alliance with Kennecott.

From 2007 through 2008, Geoinformatics drilled twelve holes totaling 5,784 m on the Whistler Deposit (as defined hereinafter) and six holes totaling 1,841 m on other exploration targets in the Whistler area. Drilling by Geoinformatics on the Whistler Deposit was done to infill the deposit to sections spaced at 75 m and to test for the north and south extensions of the deposit. Exploration drilling by Geoinformatics in the Whistler area targeted geophysical anomalies in the Raintree and Rainmaker areas, using the same basic porphyry exploration model as Kennecott.

In 2009, Kiska was formed by the merger of Geoinformatics and Rimfire Minerals Corporation. In total, Kiska completed 224 line-km of 3D Induced Polarization ("IP") geophysics, 40 line-km of 2D IP geophysics, 327 line-km of cut-line, geological mapping on the 3D IP grid, detailed mapping of significant Au-Cu prospects, collection of 109 rock samples and 61 soil samples, 8,660 m of diamond drilling from 23 drillholes (all greater than 200 m in total length), petrographic analysis of mineralization at Island Mountain, a preliminary review of metallurgy at the Whistler Resource, and metallurgical testing of mineralization from the Discovery Breccia at Island Mountain. In August of 2010, Kiska delivered a report to Kennecott summarizing the results of the completed Trigger Program. In September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the project and hence retained a 2% NSR on the property.

From this point forward, Kiska continued to drill and explore the Whistler Project for the duration of the 2010 and 2011 field seasons. The majority of this work included shallow grid drilling (25 m to 50 m top of bedrock drilling) in the Whistler area (also referred to as the Whistler Corridor), conventional step-out drilling from prospects in the Whistler area, step-out drilling at the Island Mountain Deposit, an airborne EM survey of the Island Mountain area, reconnaissance drilling at Muddy Creek, and minor infill drilling at the Whistler Deposit, followed by the publication of an updated resource estimate.

Commencing 2014, the Alaska State Government has studied a ‘Roads to Resources’ initiative. The Alaska Industrial Development and Export Authority ("AIDEA") has published several studies since 2014 to assess potential road routes and alternatives, and to assess economic benefits of constructing a public access road from Palmer/Wasilla to the Susitna Mining District in the Alaska Range. On October 27, 2021, AIDEA announced the receipt of US$8.5 million in funds for the advancement of predevelopment work for the West Susitna Access Road ("WSAR") project, which would extend into areas west of Cook Inlet in Southcentral Alaska in the vicinity of the Whistler Project. During 2022 – 2024 AIDEA undertook road engineering investigations to support road design and test alternatives, environmental baseline surveys and archaeological surveys, and stakeholder consultation. In 2023 the Alaska Department of Transportation and Public Facilities (the "DOT") subsequently announced that it has included the first 25 miles of the proposed WSAR within its State Transportation Infrastructure Plan, and in 2024 the DOT commenced stakeholder engagement ahead of planned project permitting and potential construction commencement in 2025.

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Whistler Project is located in the Alaska Range. The Alaska Range is a continuation of the Pacific Coastal Mountains extending in an arc across the northern Pacific, and represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 76 Ma to 30 Ma and associated with a wide range of base and precious metals hydrothermal sulphide bearing mineralization. The geology of the Whistler Project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65 Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler Project area:

●

The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks with an age of approximately 76 Ma with restricted extrusive equivalent. These intrusions are commonly associated with gold-copper porphyry-style mineralization (the "Whistler Deposit").

●

The Composite Suite intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Gold-copper veinlets and pegmatitic occurrences are characteristics of the composite plutons (e.g. the Mt. Estelle prospect, the Muddy Creek prospect).

GoldMining acquired the project for its potential to host magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust.

Mineralization and Deposit Types

The Whistler Deposit and prospects in the Whistler Area (Raintree West, Raintree North and Rainmaker) display a common pattern of alteration, vein paragenesis, and mineralization styles that suggest these spatially separate porphyry centres share a common genetic association. These features are hosted by, and genetically linked to, pulses of diorite porphyry intrusive bodies that are nested in pipe-like centres. Geophysical inversion models of the airborne magnetic data suggest that these pipes represent hypabyssal apophyses (stocks and dykes) emanating from the deep causative batholith. That these porphyry centres are genetically associated is corroborated by common alteration assemblages, vein types, mineralization styles and paragenetic relationships. At the Whistler Deposit, the earliest Diorite Porphyry phase (Main Stage Whistler Diorite Porphyry) is associated with the main stage of gold-copper mineralization, whereas subsequent phases are less mineralized, and thus are either weak metal contributors or diluting bodies.

The Whistler Deposit is hosted within the Whistler Intrusive Suite, a composite of diorite stocks and dykes that divide the suite broadly into an early Main Stage Porphyry ("MSP"), a later Intermineral Porphyry Suite ("IMP") and a late intrusive phase referred to as the Late-Stage Porphyry ("LSP"). Gold and copper mineralization is characterized by abundant disseminated sulphide and quartz + sulphide vein stockworks (including classic porphyry diagnostic ‘A’, ‘B’, ‘D’, and ‘M’ type veins), and potassic alteration which is variably overprinted by later phyllic alteration. The early-stage MSP suite is most strongly altered, veined and mineralized, with the IMP being less intensely altered and veined but remaining consistently mineralized, and the late or post-mineralization LSP generally containing below cut-off grade or being unmineralized. In addition, a robust core of higher-grade mineralization is recognized within the deposit that correlates with intense alteration and B-veining within MSP and IMP in the eastern part of the intrusive suite.

The High-Grade Core contains inner zones of strong potassic and magnetite alteration (see below), which is dominantly overprinted by pervasive chlorite-sericite alteration and local phyllic alteration. This domain is also defined by the consistent occurrence and highest concentration of M-veins and mineralized quartz veins (A- and B-veins), which generally range in volume from 1 to 5%. Local higher-grade mineralization occurs in zones of high-density quartz vein stockwork (locally >20% quartz vein volume) and quartz + magnetite + chalcopyrite cemented hydrothermal breccias.

Mineralization at Raintree West occurs as two main types: 1) early, porphyry-style gold-copper mineralization hosted by diorite porphyry stocks and consisting of quartz and magnetite stockwork veining, with vein and disseminated chalcopyrite associated with potassic alteration, and 2) later cross-cutting silver-gold-lead-zinc mineralization in quartz-carbonate veins (Dbm) that contain pyrite, sphalerite, galena, and chalcopyrite, with occasional banded epithermal-like textures. The early gold-copper mineralization is best developed within, and controlled by, early diorite porphyry intrusions (akin to Main Stage Porphyry at the Whistler Deposit), whereas the later silver-gold-lead-zinc veins surround and locally overprint the porphyry mineralization and are most abundant in the host volcanic rocks in zones of strong to intense phyllic alteration vertically above and adjacent to the diorite porphyries.

The Island Mountain deposit area is host to several mineralized zones interpreted to represent a cluster of individual porphyry centres within this large intrusive complex. These include the Breccia (the "Island Mountain Deposit"), Cirque and Howell Zones, and other prospects defined by surface geochemistry and geophysical anomalies that require further field assessment. Exploration activity and the majority of diamond drilling by Kiska have concentrated on mineralization associated within the Breccia Zone on the southwest slope of Island Mountain. There, at least three styles of significant gold and copper mineralization are currently recognized: 1) gold-copper mineralization hosted by k-feldspar altered monzonitic intrusive breccia, 2) gold-copper mineralization hosted by intrusive and hydrothermal breccias associated with strong sodic-calcic alteration, and 3) gold-only mineralization associated with vein and disseminated pyrrhotite ("pyrrhotite-gold").

The Muddy Creek area represents an additional exploration target with the potential to host a bulk tonnage, intrusion-related gold deposit. Gold mineralization at Muddy Creek is hosted throughout the core of the monzonitic plutonic complex and is controlled by northwest-striking and steeply southwest-dipping, mm- to locally cm-wide veinlets of sulphides and quartz, manifest as rusty-weathering sub-parallel fracture sets, commonly spaced a metre or more apart. These veinlets may contain any combination of chalcopyrite, arsenopyrite, pyrite, stibnite, pyrrhotite and native gold, with minor amounts of galena, sphalerite and molybdenite. Moderate sericitic alteration is typically restricted to cm-wide selvages to these veins, whereas the bulk of the interleaving rock is relatively unaltered and unmineralized. The Muddy Creek prospect may share geological similarities with the Korbel deposit owned by Nova Minerals Limited located 12 miles north.

Exploration

U.S. GoldMining recommenced exploration work at Whistler in 2023. Prior to this, the Company had not completed field-based exploration work at Whistler since acquiring the project in 2015.

U.S. GoldMining's strategy is to enhance and grow the value of its asset base, with a focus on exploring to grow the in situ mineral deposits, and to advance mining, environmental and heritage studies on the Whistler Project towards delineation of a mining business case optimizing bulk mineable near surface deposits. On June 30, 2022, U.S. GoldMining submitted an APMA to the ADNR in order to commence exploration field work activities in 2023. On September 22, 2022, the ADNR approved Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River – Yentna Mining District, and in addition also approved Reclamation Plan Approval Number 2778. The Whistler Multi-Year 2022-2026 Exploration and Reclamation Permit allows U.S. GoldMining to conduct exploration including drilling, operate and maintain a camp including storage of fuel, and to transport people, equipment and consumables to the Whistler Project.

Drilling

A total of 72,480 m of diamond drilling in 261 holes are documented in the Whistler database for drilling on the Whistler Project by Cominco, Kennecott, Geoinformatics, Kiska and U.S. GoldMining from 1986 to the end of 2023. Of these drillholes 23,334 m in 53 holes have been drilled in the Whistler Deposit area, 5,190 m in 58 holes have been drilled in the Raintree area, and 15,572 m in 40 holes comprise the Island Mountain resource area. There are 29,385 m in 110 holes in areas outside the three resource areas.

In 2024, U.S. GoldMining drilled six diamond core holes for 4,006 meters at the Whistler Project, including four drill holes for 2,784 meters completed at the Whistler Deposit, and two drill holes for 1,224 meters completed at the Raintree Deposit. Subsequently, drilling completed across the project now totals 76,486 meters.

Sampling, Analysis and Data Verification

There is no available documentation about sampling and analysis by Cominco. Previous operators Kennecott, Geoinformatics, and Kiska used industry standard practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2011. These procedures are documented in detailed reports describing pertinent aspects of the exploration data collection and management.

All assay samples were assayed at either the Alaska Assay Laboratory (2004 and 2009) in Fairbanks, Alaska, or the accredited ALS Minerals (formerly ALS-Chemex) laboratory in Vancouver, British Columbia for all other years. Sample preparation was accomplished in Alaska, either at the Alaska Assay Lab or ALS-Minerals preparation lab in Anchorage, Alaska. Samples were assayed for gold by fire assay and a suite of elements including silver and copper by aqua regia or multi-acid digestion and inductively coupled plasma atomic emission spectroscopy. Operators Kennecott, Geoinformatics, and Kiska used industry standard quality control practices during exploration at Whistler. The Whistler Technical Report discloses that analysis of the QA/QC data indicates the assay data is of sufficient quantity and quality for resource estimation.

Sue Bird, P.Eng., of MMTS, visited the Whistler Project site on September 14, 2022, and again on August 6, 2024. No observations contradicting previously published information were made. The assay database did not have certificate numbers attached to the sample IDs. This was accomplished by the author of the Whistler Technical Report to the extent possible. Certificate checks revealed some minor errors which were corrected prior to resource modeling. Not all assay data in the database is fully supported by certificates and QA/QC. However, the percentage of data fully supported by certificates and QA/QC is consistent with similar projects that have the majority of drilling completed before 2010 and have undergone several changes in ownership. In the opinion of the QP, sampling preparation, analysis, and security by previous operators are consistent with industry standard practices. Review and analysis of the assay database and QAQC data shows the assay database is of sufficient quality for resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing had been carried out in three phases starting with the 2004/2005 preliminary testing in Salt Lake City under the general supervision of Kennecott and culminating in the two phases under Kiska conducted at G&T Laboratories in Kamloops during 2010 to 2012.

Whistler Deposit preliminary metallurgical testwork included gravity concentration or flotation to recover the copper and gold. From the metallurgical testwork results and subsequent analysis it appears that the Whistler Deposit is metallurgically amenable to a conventional flotation route to produce saleable high quality copper concentrates with gold credits, despite the low head grade, and that the levels of recovery and upgrade for both copper and gold are relatively insensitive to feed grade. We believe that there are no processing factors or deleterious elements that could have a significant effect on potential economic extraction.

The preliminary testing indicated that the Island Mountain material tested is amenable to copper recovery by flotation and that the gold is relatively free milling. The results indicate that in the range of 90% of the potential gold may be recoverable by either whole ore leaching or a combination of flotation and leaching of the tailings.

Further flotation work is expected to improve both potential copper and gold recoveries to concentrate.

For both deposits further metallurgical development and assessment work is required to develop the best flowsheet with respect to capital and operating costs, metal recoveries and overall economics.

As of the date hereof, no metallurgical testing has been carried out on rocks from the Raintree West Deposit, however, given the similarities in geological setting, host rock, mineralization and alteration between Raintree West and the Whistler Deposits, it has been assumed by GoldMining that metallurgical processes and metal recoveries determined for the Whistler Deposit are a reasonable approximation for the Raintree West Deposit at this time.

Metal recoveries reported for the Whistler Project resource estimate include 83% for copper, 70% for gold and 65% for silver with silver grades below 10 g/t and 0% for silver grades above 10 g/t.

Mineral Resource Estimates

The following table sets forth the Mineral Resource estimate detailed in the Whistler Technical Report, with an effective date of September 12, 2024.

Class	Deposit	Cut-off Value	ROM Tonnage	In situ Grades					In situ Metal
		(US$/t)	(ktonnes)	NSR (US$/t)	AuEqv (g/t)	Au (g/t)	Cu (%)	Ag (g/t)	AuEqv (koz)	Au (koz)	Cu (mlbs)	Ag (koz)
Indicated	Whistler Pit	10	282,205	22.84	0.68	0.41	0.16	1.89	6,201	3,724	999	17,166
	Raintree Pit	10	8,905	21.08	0.63	0.46	0.08	4.81	180	131	16	1,378
	Indicated Open Pit	varies	291,410	22.79	0.68	0.41	0.16	1.98	6,381	3,855	1,015	18,544
	Raintree UG	25	3,064	34.41	1.03	0.79	0.13	4.49	101	78	9	443
	Total Indicated	varies	294,474	22.91	0.68	0.42	0.16	2.01	6,482	3,933	1,024	18,987
Inferred	Whistler Pit	10	18,224	21.01	0.63	0.40	0.13	1.75	368	233	54	1,025
	Island Mountain Pit	10	124,529	18.21	0.54	0.45	0.05	1.02	2,180	1,817	139	4,084
	Raintree Pit	10	15,056	23.12	0.69	0.55	0.06	4.36	335	267	21	2,112
	Inferred Open Pit	varies	157,809	19.00	0.57	0.45	0.06	1.42	2,883	2,317	214	7,221
	Raintree UG	25	40,432	32.81	0.98	0.76	0.12	3.31	1,275	994	103	4,300
	Total Inferred	varies	198,241	21.82	0.65	0.52	0.07	1.81	4,158	3,311	317	11,521

Notes to Table 1:

(1)

The Mineral Resource estimate for the Whistler, Island Mountain, and the upper portions of the Raintree West deposits have been confined by an open pit with “reasonable prospects of economic extraction” using the following assumptions:

●	Metal prices of US$1,850/oz Au, US$4.00/lb Cu and US$23/oz Ag;
●	Payable metal of 95% payable for Au and Ag, and 96.5% payable for Cu
●	Refining costs for Au of US$8.00/oz, for Ag of US$0.60/oz and for Cu of US$0.05/lb.
●	Offsite costs for Au of US$77.50/wmt, for Ag of US$3.50/wmt and for Cu of US$55.00/wmt.
●	Royalty of 3% NSR;
●	Pit slopes are 50 degrees;
●	Mining cost of US$2.25/t for waste and mineralized material; and
●	Processing, general and administrative costs of US$7.90/t.
(2)	The lower portion of the Raintree West deposit has been constrained by a mineable shape with “reasonable prospects of eventual economic extraction” using a US$25.00/t cut-off.

(3)	Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.
(4)

The NSR equations are: below 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$54.646/t) + (Cu*83%*US$3.702*2204.62 + Ag*65%*US$0.664)), and above 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$56.646g/t) + (Cu*83%*US$3.702*2204.62))

(5)	The Au Equivalent equations are: below 10g/t Ag: AuEq=Au + Cu*1.771 +0.0113Ag, and above 10g/t Ag: AuEq=Au + Cu*1.771
(6)	The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.
(7)

The SEC definitions for Mineral Resources in S-K 1300 were used for Mineral Resource classification which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

(8)	Numbers may not add due to rounding.

Fiscal Year Ended 2024 Updates

At the start of the 2024 summer field season U.S. GoldMining recommenced progressing towards the remainder of the previously announced approximate 10,000 meter drilling program at the Whistler Project. U.S. GoldMining's initially planned exploration programs over the 2023 and 2024 field seasons consisted of up to 10,000 meters of core drilling, which is reduced from the initial target of 15,000 meters drilling, in order to allow U.S. GoldMining to determine actual costs of drilling while it re-established field operations. The Company intends to complete the balance of the 10,000 meter drilling in 2025.

Additional surface exploration includes geological mapping, soil geochemical sampling, geophysical data reprocessing, geological data processing and interpretation. In addition, supporting work includes collection of mine planning and mineral processing information including metallurgical, geotechnical and hydrogeological data. Environmental baseline data collection, as well as archaeological and heritage land use studies were initiated in 2023, with additional baseline survey and archaeological surveys conducted in 2024. U.S. GoldMining has also engaged in stakeholder consultation with respect to both the present and ongoing exploration activity and the potential future mine development of the Whistler Project.

On August 21, 2023, U.S. GoldMining announced the commencement of a confirmatory drill program (the "Drilling Program"). The Drilling Program is intended to advance the underlying geologic model to support a an updated Mineral Resource estimate for the project in preparation for a potential preliminary economic assessment. During the 2023 field season, four diamond core drill holes were completed for a total of 2,234 meters at the Whistler Project.

On June 27, 2024, U.S. GoldMining announced the recommencement of the Drilling Program for the 2024 field season. During 2024 the Company completed six diamond core holes for 4,006, bringing the total drill production meterage for 2023 and 2024 to 6,240 meters. During 2024, four drill holes for 2,784 meters were completed at the Whistler Deposit, and two drill holes for 1,224 meters were completed at the Raintree Deposit located approximately one kilometer east of the Whistler Deposit.

The HQ and NQ diamond drill core from the 2024 Program were logged and sampled at the Whistler field camp facility, supervised by qualified geologists (P.Geo. designation) from U.S. GoldMining's lead exploration consultant, Equity Exploration Ltd., and supervised by U.S. GoldMining's QP, Tim Smith (MSc., P.Geo.) Samples were collected from NQ/HQ diameter core by sawing the drill core in half, with one-half sent to Bureau Veritas Commodities Canada Ltd. ("BV") in Fairbanks, Alaska, for sample preparation, then to BV’s analytical laboratory in Vancouver, Canada for assaying, and the other half of the core is retained at the site for future reference. Sample lengths downhole were generally 2.0 m, except where samples were taken to honor geological contacts.

BV is a certified commercial laboratory and is independent of U.S. GoldMining. The Company has implemented a quality assurance and quality control program for the sampling and analysis of drill core samples, including duplicates, mineralized standards and blank samples for each batch of core samples. The gold analyses were completed by lead collection fire assay fusion with AAS finish (FA430 method) on 30 grams test weight. Copper, silver and other base metals assays (total suite of 45 elements) were assayed by 4-acid digestion and ICP-MS analysis (MA200 method) on 0.25 grams test weight.

The following table sets out the assay intercepts reported from the 2024 drilling program.

Hole Number	Interval From (m)	Interval To (m)	Core Length (m)	Gold Grade (g/t)	Copper Grade (%)	Silver Grade (g/t)	AuEq (g/t)*	Lead Grade (%)	Zinc Grade (%)
WH23-03-EXT	0.41	717.00	716.59	0.68	0.15	1.40	0.93	-	-
Including	7.00	659.46	652.46	0.73	0.16	1.50	1.00	-	-
Including	131.00	307.00	176.00	1.24	0.19	1.66	1.55	-	-
And	373.50	423.00	49.50	0.92	0.10	1.82	1.10	-	-
And	441.00	457.00	16.00	1.03	0.20	1.64	1.36	-	-
And	480.00	501.00	21.00	0.80	0.35	2.11	1.37	-	-
And	523.00	539.00	16.00	0.83	0.30	1.14	1.31	-	-
And	575.00	632.00	57.00	1.07	0.17	1.18	1.36	-	-
WH23-03-EXT	698.03	717.00	18.97	0.52	0.11	1.02	0.70	-	-
WH24-01	107.00	109.00	2.00	0.45	-	8.60	0.58	0.61	3.07
WH24-01	147.00	151.00	4.00	0.28	-	7.10	0.42	0.44	1.20
WH24-01	159.00	161.00	2.00	0.64	-	4.50	0.72	0.29	1.59
WH24-01	249.00	266.00	17.00	0.33	0.07	41.97	0.45	0.33	0.75
Including	249.00	253.00	4.00	0.78	0.22	171.55	1.12	1.19	2.53
WH24-01	280.60	300.00	19.40	0.31	-	1.81	0.38	0.12	0.40
Including	284.00	286.00	2.00	1.23	-	4.70	1.32	0.37	1.27
WH24-01	311.00	372.38	61.38	0.36	0.09	4.43	0.53	0.14	0.39
Including	321.00	362.00	41.00	0.41	0.11	5.43	0.61	0.15	0.49
WH24-02	227.00	500.96	273.96	0.48	0.12	0.86	0.71	-	-
Including	291.00	444.00	153.00	0.65	0.14	0.74	0.90	-	-
Including	291.00	411.00	120.00	0.72	0.16	0.83	1.00	-	-
Including	297.00	337.00	40.00	0.82	0.25	1.13	1.28	-	-
And	357.00	377.00	20.00	0.96	0.16	0.93	1.26	-	-
WH24-03	40.00	52.74	12.74	1.30	0.35	2.37	1.96	-	-
	385.08	525.00	139.92	0.21	0.14	0.97	0.47	-	-
Including	401.00	429.00	28.00	0.41	0.24	1.74	0.85	-	-
	643.00	679.00	36.00	0.08	0.12	1.08	0.29	-	-
	731.00	767.00	36.00	0.20	0.11	1.23	0.40	-	-
	868.00	917.00	49.00	0.18	0.05	1.90	0.28	-	-
WH24-04	91.00	682.00	591.00	0.37	0.15	1.48	0.66	-	-
Including	224.00	682.00	458.00	0.46	0.16	1.66	0.75	-	-
Including	260.00	308.00	48.00	0.61	0.34	2.19	1.23	-	-
And	406.00	456.00	50.00	0.73	0.13	1.50	0.98	-	-
WH24-05	306.00	325.00	19.00	0.79	0.03	17.70	0.87	0.73	1.72
	489.00	508.50	19.50	0.33	0.02	7.76	0.41	0.51	1.20
	603.50	773.00	169.50	0.77	0.04	15.38	0.86	0.40	0.86
Including	635.00	773.00	138.00	0.89	0.05	17.57	0.99	0.44	0.95
Including	635.00	661.00	26.00	1.36	0.06	15.38	1.48	0.69	1.61
And	681.00	715.00	34.00	1.49	0.08	19.95	1.65	0.81	1.35
Including	699.00	715.00	16.00	2.90	0.14	38.59	3.16	1.47	2.38
And	755.00	773.00	18.00	1.70	0.13	66.33	1.93	0.62	1.84
Including	763.00	773.00	10.00	2.82	0.22	113.74	3.21	1.00	3.00

Notes:

WH23-03-EXT drilled down-plunge to test the deeper extents of mineralization within the Whistler Deposit eastern high-grade core, therefore the mineralized intervals reported are not representative of true width. The mineralized intercepts within WH24-01 are estimated to be approximately two-thirds of true width. WH24-02 and WH24-03 drilled oblique to dip and strike to test the vertical profile of mineralization, therefore the mineralized intervals reported are not representative of true width. WH24-04 tested obliquely across strike and to depth to test the vertical profile of mineralization, thus the mineralized intervals reported are estimated to be approximately half to two-thirds of true width. WH24-05 tested obliquely across strike and dip, thus mineralized intervals reported are estimated to be approximately two-thirds of true width.

Specifically, for drilling reported prior to the 2024 Mineral Resource estimate update (WH23-03-EXT and WH24-01): below 10g/t Ag: AuEq=Au + Cu*1.5733 +0.0108Ag, and above 10g/t Ag: AuEq=Au + Cu*1.5733. For drilling reported subsequent to the 2024 Mineral Resource estimate update (WH24-02, -03, -04 & -05): below 10g/t Ag: AuEq=Au + (Cu%*1.771) + (Ag*0.0113), and above 10g/t Ag: AuEq=Au + (Cu%*1.771). AuEq calculations do not include Pb and Zn as it is unknown whether these metals can be recovered.

The following table sets out the drill locations and depths for the 2023 & 2024 Program:

Hole Number	Easting Meters (UTM Zone 18)	Northing Meters (UTM Zone 18)	Elevation (m above sea level)	Depth (m)	Azimuth (Degrees)	Dip (Degrees)	Status
WH23-01	518,782	6,871,260	886.0	467.87	140.80	- 49.0	All assays received
WH23-02	518,779	6,871,253	886.0	605.64	229.20	- 60.1	All assays received
WH23-03-EXT	518,776	6,871,253	886.0	874.50	189.20	- 82.9	All assays received
WH23-04	520,193	6,869,142	352.0	560.83	134.80	- 78.0	All assays received
WH24-01	520,494	6,871,260	497.0	445.77	14.63	- 46.9	All assays received
WH24-02	518,452	6,871,362	849.0	716.30	135.43	- 75.2	All assays received
WH24-03	518,746	6,871,335	859.0	961.9	309.69	- 80.1	All assays received
WH24-04	518,680	6,871,248	876.0	832.20	185.85	- 78.0	All assays received
WH24-05	520,495	6,871,258	497.0	777.85	184.37	- 55.3	All assays received

The following map sets forth the location of the Whistler Deposit drilling with gold and copper histograms plotted (left and right respectively; see legend). Drill traces for the 2023 and 2024 drill holes are shown in bold (with prefix "WH23" and "WH24’') and gold and copper assay histograms are highlighted. Drilling is overlain on a geological interpretation of the host diorite porphyry (cut at 200 meters below surface) to illustrate the overall geometry of mineralized porphyry phases (pale purple) and non-mineralized late-stage porphyry phases (darker purple).

U.S. GoldMining is working to delineate the geometry, extents and continuity of the MSP and IMP suites, which serves to focus drilling on opportunities to expand mineralization where the potentially mineralized porphyry phases remain under-explored. In addition, the technical team has identified the presence of a robust core of higher-grade mineralization within the Whistler Deposit that correlates with intense alteration and veining within the MSP. Optimizing the geological model to improve confidence in the delineation of the MSP is a key focus of the Drilling Program as it will improve confidence in distribution and continuity of higher-grade zones within the Whistler Deposit.

U.S. GoldMining plans to recommence the remainder of the previously announced approximate 10,000 meter drilling program at the Whistler Project at the start of the 2025 summer field season.

Other Properties

In addition to the above projects, the Company, through its wholly-owned subsidiaries, holds the following interests in other properties:

Yellowknife Project – The Yellowknife Project is located in the sub-arctic, approximately 90 km north of the city of Yellowknife, Northwest Territories, Canada. GoldMining wholly owns 100% of the Ormsby, Bruce, Nicholas Lake, Goodwin Lake and Clan Lake gold deposits. The property measures approximately 12,240 ha comprised of 35 mining leases and 1 mineral claim to which 507140 N.W.T. Ltd., a wholly-owned subsidiary of GoldMining, has title.

The mining leases and mineral claim are grouped into the Ormsby-Bruce-Nicholas Lake, Goodwin Lake, Clan Lake and Big Sky properties. GoldMining acquired 100% interest in the Yellowknife Project from Tyhee NWT Corp., ("Tyhee"), a subsidiary of Tyhee Gold Corp., on July 20, 2017.

The Yellowknife Project includes the site of the historical Discovery Mine, which operated from 1950 to 1969. The old townsite and mine buildings were demolished in the summer of 2005 during a cleanup project managed by Indigenous and Northern Affairs Canada. Total production from the Discovery Mine is estimated to be 1,023,550 ounces of gold from 1,018,800 short tons of ore. Historic production at the Yellowknife Project or at nearby mines are not necessarily indicative of the future mining potential of the Yellowknife Project. Access to the Discovery camp from Yellowknife is possible by small aircraft to a year-round 1,100 m long gravel airstrip. A winter road can provide access for fuel and other heavy or bulky materials from Yellowknife.

On October 5, 2023, the Company received a two-year extension of its Land Use Permit MV2018C0021 – Mineral Exploration – Prospectus to Ormsby and Nicholas Lake, NT, which now expires October 17, 2025.

The Company intends to maintain the Yellowknife Project in good standing and has not currently developed a plan to complete any exploration programs at the Yellowknife Project in 2025.

Cachoeira Project – the Company indirectly holds a 100% interest in the Cachoeira Project, located in Pará State, Brazil. The project consists of three mining concessions and two exploration concessions for a total area of approximately 5,677 ha. In 2014, a PAE was submitted to the Brazilian National Department of Mining Production (now the National Mining Agency – ANM) for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies. The Company notes that such assessment plan does not constitute a PEA within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

Additionally, an Environmental Impact Assessment was submitted to Secretaria de Estado de Meio Ambiente e Sustentabilidade of Pará ("SEMAS-PA") in 2013 as part of its environmental licensing process. The Company received the Preliminary Environmental License endorsed by the Environmental Council of Pará State on March 15, 2022.

Pursuant to the mining licenses underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014, assuming the requisite environmental license has been granted by SEMAS-PA. With the Preliminary Environmental license granted in 2022, the Company must proceed to the next phase to address all of the requirements to obtain the Installation License. The Company will have three years to attend to all the requirements to obtain the Installation License. Once the Company receives the Installation License it must proceed to start the mining construction and operation.

The Company has initiated the field work necessary to meet the requirements of the Preliminary Environmental License. The Company has applied for an additional two years extension of the Preliminary Environmental License due to expire in March 2025, which is pending approval by the regulatory environmental agency.

A 0.5% NSR royalty is payable pursuant to a royalty agreement between BRI Mineração Ltda., a wholly-owned subsidiary of the Company, and an existing third-party royalty holder in replacement of a previous 1.33% net production royalty. The royalty is subject to a right of BRI Mineração Ltda. to repurchase up to one-half of the royalty for US$250,000 payable in Brazilian Real equivalent for a period of seven years after the date of the royalty agreement.

An exploration concession, ANM Process no. 850.007/2008, was dropped in January 2024. This mineral title did not contain any mineral resources and prior exploration work conducted did not revealed any results of interest.

With the Preliminary Environmental license granted in 2022, the Company is currently evaluating whether to conduct additional engineering or other studies with respect to further development of the Cachoeira Project.

Surubim Project – The Company indirectly holds a 100% interest in the Surubim Project located in Pará State, Brazil approximately 270 km southwest of the town of Itaituba and is road accessible from the Trans-garimpeiro highway. The Surubim Project consists of the Surubim Property. A technical report was previously prepared for the Surubim Project which included a Mineral Resource estimate, however the Company no longer treats such estimate as current.

The Company has not completed any exploration on the Rio Novo or Surubim Properties since acquiring the Surubim Project.

The Company dropped the exploration concession ANM Process no. 853.733/1995 on January, 15 2024, and has not obtained approval of the appeal for the renewal of ANM Process no. 850.376/2005. These two permits do not cover any of the known mineral occurrences and deposits of the property.

Boa Vista Project – The information below regarding the Boa Vista Project has been summarized from the technical report titled "Technical Report, Boa Vista Gold Project and Resource Estimate on the VG1 Prospect, Tapajós Area, Pará State, Northern Brazil" dated effective November 22, 2013 (the "Boa Vista Technical Report"), prepared for GoldMining and filed under its profile on SEDAR+. The Boa Vista Technical Report included a Mineral Resource estimate for the project. The Company no longer treats such estimate as current as a result of, among other things, the age of the estimate.

The Company, through its interest in the Boa Vista Gold joint venture ("BVG"), indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil. The Boa Vista Project consists of three exploration licenses for a total area of approximately 9,201 ha. The Company submitted a Final Exploration Report for two of the three exploration licenses in February 2018 (ANM no.850.759/2006 and 850.353/2010), and a Final Report for another exploration license on January 23, 2019 (ANM no.850.643/2006). The Final Exploration Report for all three exploration licenses was approved by the ANM on November 22, 2019. In 2022 BVG filed a PAE with ANM for the Boa Vista property together with its application to obtain a Mining License and has made an application for Environmental Licensing to SEMAS-PA. Terms for Exploration Licenses typically last for three years, following the 2022 PAE filing, the Company informs ANM on a regular basis of the status of the environmental license application.

The next step on the Boa Vista Project is to conduct environmental licensing. The Company has received the Term of Reference establishing the minimum requirements for environmental studies in the area of the Boa Vista Project and is required to start Environmental Impact Assessment studies to prepare the Impact Assessment Reports (EIA/RIMA) in order to obtain the Preliminary Environmental License. The Company notes that such an assessment plan does not constitute a PEA within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the Boa Vista Project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, holds an option to acquire 100% of the Boa Vista Project mineral rights. GT exercised its rights under the amended agreement to extend the deadline to make the final payment to the counterparty thereunder by one year, now due by June 30, 2025. Under the terms of the acquisition agreement, as amended, GT will be required to make a bonus payment of US$1,500,000 if GT defines a NI 43-101-compliant proven and probable gold reserve in excess of three million Au oz, payable within 30 days of the commencement of mine production.

A sampling and mapping campaign was completed at the Boa Vista property to investigate areas of existing excavation to identify prospective areas for future exploration. A total of 30 soil samples and 150 samples from veins, saprolite and rock chips were collected and results are pending from the lab.

Batistão Project – the Company indirectly holds a 100% interest in the Batistão Project located in Mato Grosso State, Brazil. The Company was required to file a PAE and the Preliminary Environmental License, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the market conditions and gold price at the time, which had deteriorated since the Final Exploration Report was submitted to ANM in 2013.

The Company prepared and filed at ANM the independent PAE in October 2022 and currently is in the process of obtaining the Term of Reference to initiate the baseline studies required to start the Environmental License for the project. The Company notes that such an assessment plan does not constitute a PEA within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

Montes Áureos and Trinta Projects – the Company indirectly holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. The Company is in the process of applying for a mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM and there is no assurance that such applications will be approved by ANM.

In September 2022, ANM approved the Final Exploration report for the main exploration concession. On September 25, 2023 the Company filed a PAE with ANM to obtain such concession. The Company will start the baseline studies for the Environmental License application.

The terms of the existing Joint Venture ("JV") agreement have been reviewed and the Company intends that a new company will be established to manage the JV agreement and to transfer the mineral rights from the JV partner to this new company that will be controlled and operated by the GoldMining Inc. with an initial 51% participation in the JV. New investments in the JV by the Company will cause dilution of the JV partner's 49% interest.

Crucero Project – the Company indirectly holds a 100% interest in the Crucero Project, located in the eastern Cordillera of southeastern Peru in the Department of Puno, Province of Carabaya, District of Crucero, and the Quadrangle of Limbani. The Crucero Project is comprised of three mining and five exploration concessions with an aggregate area of 4,600 ha. The three mining concessions are held indirectly by a wholly-owned subsidiary of GoldMining through a 30-year assignment from a third party running until 2038.

Yarumalito Project – In December 2019, the Company acquired a 100% interest in the Yarumalito Project located in Antioquia, Colombia. The Yarumalito Project consists of one concession for a total area of approximately 1,453 ha. The concession expires on March 7, 2043 and is renewable for an additional 30 years. Additionally, the project includes approximately 9.96 ha of real estate and 0.36 ha of possession-occupation rights that partially cover the area of diamond drilling and Mineral Resource documented in the technical report for the Yarumalito Project titled "Technical Report: Yarumalito Gold-Copper Property, GoldMining Inc., Departments of Antioquia and Caldas, Republic of Colombia" dated effective April 1, 2020. The concession requires approved work programs to be completed and tax to be paid to keep the concession in good standing.

The Company had proposed a work program to be completed in 2022. However, the program was granted a deferral by Antioquia's Secretary of Mines at the Antioquia Government as a result of restrictions due to the COVID-19 pandemic. As a result of the deferral, the Company had until April 2024 to complete a work program (PTO) to advance the Yarumalito Project and submit a final exploration report.

During the fourth quarter of 2023, the Company made advances on a PTO study to examine opportunities for resource extraction on the Property as part of a submission of a final exploration report. The PTO looked to increase confidence and understanding of the existing gold and copper resource outlined on the Yarumalito Project. The reports required for meeting the requirements of the PTO, final exploration and social plan report were submitted in January 2024.

On July 17, 2024 the Company was notified of a requirement from the Mining Authority to present the status of environmental licensing process before the Environment authority. The Company has completed the required environmental impact studies that were submitted on October 22, 2024. In February 2025, the Company was notified that the PTO submitted for the Project had been approved, and when the Resolution granting such approval was registered, an environmental impact assessment required for the proposed works would be triggered.

On March 14, 2022, the Company announced that it acquired an existing 1% NSR royalty on the Company's Yarumalito Project from Newrange Gold Corp. ("Newrange"). Pursuant to the agreement, the Company paid Newrange $100,000 in cash and delivered 10,000 common shares of the Company.

Rea Project – the Company indirectly holds a 75% interest in the Rea Project and Orano Canada Inc. (formerly Areva Resources Canada Inc.) ("Orano") holds the remaining 25% interest in this project. The Rea Project is located in northeastern Alberta, Canada, approximately 185 km north of Fort McMurray. The Rea Project consists of 16 contiguous exploration permits, which cover an area of 125,328 ha in the western part of the Athabasca Basin and surrounds the Maybelle River project, including the Dragon Lake deposit held by Orano.

Under current conditions, the Company has until February 11, 2026, April 8, 2026 and June 18, 2026 respectively to complete assessment work on the Rea Project. The Company has submitted an application for Metallic Mineral Exploration (an “MME”) to the Alberta Energy Regulator (“AER”) to fulfil the work expenditure requirements to maintain the Rea Project in good standing. The Company has also initiated First Nation engagement and consultation. The Company will plan future exploration programs once regulatory approvals have been granted.

On December 4, 2023, the Company announced that it is working to reactivate its exploration efforts on the Rea Project and plans to work with local stakeholders to develop a phased approach to daylight value on the project. The Company intends to target a major regional shear zone 9 km along strike of the high-grade, near-surface uranium mineralization at the Dragon Lake deposit. In connection thereto, on June 13, 2024, the Company announced that reprocessing, inversion modeling, and reinterpretation of historic geophysical surveys at the Rea Project identified over 70 km of basement conductive trends, interpreted as graphite-bearing shear zones prospective for unconformity-style uranium mineralization. Three northwest-trending corridors were outlined: the Maybelle River Corridor, which extends northward from Orano's Maybelle River Project and includes five historic drill holes, two of which intersected anomalous uranium values, with pathfinder minerals such as clay alteration and dravite identified in three holes; the Net Lake Corridor, where limited exploration has included 20 historic drill holes, five of which intersected anomalous uranium values and associated pathfinder elements; and the Keane Lake Corridor, which is largely untested, with two historic drill holes reporting anomalous uranium values in the south-central area. These findings highlight significant exploration potential within the Athabasca Basin.

RISK FACTORS

Potential investors in the Company should be aware that investing in its securities involves a high degree of risk. The risk factors outlined in this section and elsewhere in this Annual Information Form should be carefully considered by investors when evaluating an investment in the Company. These risk factors list some, but not all, of the risks and uncertainties that may have a material adverse effect on the Company's securities. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company's business operations. If the Company is unable to prevent events that have a negative effect from occurring, then its business, results of operations, financial condition and cash flows and the market price of its securities could be materially and adversely affected.

Exploration, Development and Operating Risks

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Additionally, significant capital investment is required to discover commercial ore and to commercialize production from successful exploration effort and maintain mineral concessions and other rights through payment of applicable taxes, advance royalties and other fees. The commercial viability of a mineral deposit is dependent on a number of factors, including, among others: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices; and (iii) governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete impact of these factors, either alone or in combination, cannot be entirely predicted and their impact may result in the Company not achieving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Permitting and License Risks

The future operations of the Company may require permits from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. There can be no guarantee that the Company will be able to obtain all necessary licenses, permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on any of its properties. Additionally, there can be no assurance that all permits and licenses the Company may require for future exploration or possible future development will be obtainable at all or on reasonable terms.

Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all of the applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail the production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or a more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, the installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or a more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

As previously disclosed, and among others, pursuant to the mining licenses underlying the Cachoeira Project the Company was required to commence mining operations at the property by April 2014. Prior to this date, the Company submitted an application to the ANM requesting a two-year extension. The ANM recently informed the Company that such an extension was not required until the related environmental licenses had been granted.

Uncertainty of Mineral Resources Estimates

The estimates for Mineral Resources contained herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, if any. If the Company's actual Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it considers the merits of increasing the reliability of its overall Mineral Resources.

Fluctuation in Market Value of Publicly Traded Securities Held by the Company

As of the close of business on February 27, 2025, the Company holds 21,533,125 common shares of GRC, a publicly traded company, 9,878,261 common shares of U.S. GoldMining, a publicly traded company and 26,670,250 common shares of NevGold, a publicly traded company. The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares of GRC, U.S. GoldMining and NevGold in the future cannot be predicted. It is possible that the Company may not be able to sell its positions, in whole or in part, without facing substantially adverse prices. If the Company is required to transact in such securities before its intended investment horizon, the performance of the Company could suffer.

Risks Related to Potential Dilution to Common Shares

The number of common shares the Company is authorized to issue is unlimited, and as such, the Company may issue additional GMI Shares from time to time for various reasons, including, but not limited to, for the purposes of raising capital or acquiring mineral properties. These further issuances of GMI Shares may have a depressive effect on the price of the GMI Shares and will dilute the voting power of the Company's existing shareholders and the potential value of each of the GMI Shares.

In addition, the Company has issued potentially dilutive securities in the form of incentive stock options to purchase GMI Shares pursuant to the Company's stock option plan, and restricted share rights. The Company may also issue additional GMI Shares in future acquisitions, future offerings (including through the sale of convertible securities) and on the exercise of stock options.

Economic Conditions

Many industries, including the precious metals mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilization in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of financial markets, interest rates and tax rates may adversely affect the Company's growth and financial condition. Additionally, in early February 2025, the United States announced broad-based tariffs and other measures on goods exported out of Canada and certain other jurisdictions into the United States. In response, the Canadian government announced proposed counter tariffs. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Further, there is a risk that the tariffs imposed by the United States on other countries may trigger a broader global trade war. The extent and impacts thereof are still uncertain, including the impacts of countermeasures adopted by the Canadian government and others. However, such tariffs and countermeasures may negatively impact global economic conditions. This uncertainty may adversely impact the ability of companies to transact business, global stock markets and general global economic conditions.

Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely affected.

Commodity Price Risk

The Company is exposed to commodity price risk. The price of gold or other commodities fluctuates widely and may be affected by numerous factors beyond the Company's control, including, but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and political and economic climates and conditions of major mineral-producing countries around the world.

Declines in the market price of gold, base metals and other minerals may adversely affect the Company's ability to raise capital or attract joint venture partners in order to fund its ongoing operations and meet obligations under option and other agreements underlying its mineral interests. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

No Known Reserves and Limited Operating History

The Company has no history of earnings. There are no known commercial quantities of Mineral Reserves on the Company's mineral projects. Development of the Company's projects will only follow upon obtaining satisfactory results of further exploration work and geological and other studies. Exploration and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Even if commercial quantities of minerals are discovered, the exploration properties may not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on various factors, including particulars of the deposit itself, proximity to infrastructure, metal prices, and availability of power and water to permit development.

Further, the Company is subject to many risks common to mineral exploration companies, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance the Company will be successful in achieving a return on shareholders' investments and the likelihood of success must be considered in light of its early-stage operations.

Acquisition of Additional Mineral Properties

In order to grow its business and pursue its long-term growth strategy, the Company may seek to acquire additional mineral interests or merge with or invest in new companies or opportunities. A failure to make acquisitions or investments may limit the Company's growth. In pursuing acquisition and investment opportunities, the Company faces competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than the Company. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment. Additionally, if the Company loses or abandons its interest in any of its mineral projects, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable regulators.

Risks Related to Referendums and Resolutions Respecting Prohibition or Restriction of Mining

Mining and exploration activities are subject to various laws and regulations governing prospecting, development, mining, production, export, waste disposal, land use, and other matters. Although the Company believes that its activities are currently carried out in accordance with all applicable laws and regulations, no assurance can be given that new laws, regulations, resolutions or referendums will not be enacted or passed or that existing laws and regulations will not be amended, restricted or applied in a manner that could limit, restrict or curtail the development of the Company's properties. Amendments to current laws and regulations, or the enactment or passing of new laws, regulations, resolutions or referendums governing the operations and activities of the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

In late 2017, the municipal council of Titiribi voted in favour of a prohibition on mining in the municipality, which resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia (the "ATA"). The municipality has also called a municipal referendum regarding whether to amend its applicable zoning to prohibit mining activities. After a series of subsequent rulings, in January 2019, the State Council ordered ATA to consider the Constitutional Court's Unified Sentence SU095, which declares that the act of municipalities prohibiting mining through popular consultations is unconstitutional. The Constitutional Court's decision obliges other courts and authorities, including the municipality of Titiribi, to uphold its declaration.

In August 2021, the Municipal Council issued a Territorial Ordinance Scheme which restricts mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. Similar actions have been made by the Municipal Council of Titiribi in the past, which were successfully challenged in 2017 and 2018. At present, the Territorial Ordinance Scheme is not impacting the Company's activities and status to maintain the Titiribi Project as the situation in the Municipality of Titiribi, Colombia, continues to evolve. The Company plans to challenge the decision of the municipality through appropriate proceedings on the same basis as the prior successful challenges at such a time when it is reasonably expected that the Territorial Ordinance Scheme would be likely to prevent the Company from advancing the Titiribi Project along planned levels. No proceedings have been commenced at this time.

To the extent that any municipality or other governmental authority institutes a restriction on exploration and mining activities and the Company is not successful in challenging or appealing such restriction, the Company's ability to explore and develop its projects could be limited, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Government and Community/Stakeholder Regulation and Approvals

Natural resources companies face increasing public scrutiny of their activities. The Company may face pressure to demonstrate that, in addition to seeking to generate returns for its shareholders, other stakeholders benefit from the Company's activities, including local governments and the communities surrounding or nearby its properties. The potential consequences of these pressures include reputational damages, lawsuits, increasing social investment obligations and pressure to increase taxes, future royalties or other contributions to local governments and surrounding communities. These pressures may also impair the Company's ability to successfully obtain permits and approvals required for its operations.

Mineral exploration activities of the Company are subject to extensive laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, waste disposal, water use, land claims of local people, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Government and community/stakeholder approvals may be required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its exploration or mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company's mineral exploration activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties payable or the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted.

Presence of Artisanal Miners

Artisanal mining is currently present at some of the Company's mineral properties. Such artisanal miners have the potential to delay and/or interfere with work on the Company's projects and may present a potential security threat to employees and operations. The Company has a policy of maintaining good relations with the local communities and the artisanal miners in order to minimize such risks. There are risks that the development of the Company's projects could be delayed due to circumstances beyond the Company's control, including without limitation circumstances relating to the presence of artisanal miners, and any such delays could negatively impact the Company's exploration and development plans, result in additional expenses on its part, or prevent the development of its projects.

Risks Inherent in Mining and Development

The Company's activities related to the exploration and development of its projects are subject to hazards and risks inherent in the mining industry. These risks, include, but are not limited to, rock falls, rock bursts, collapses, seismic activity, flooding, wildfires, environmental pollution, mechanical equipment failure, facility performance issues, and periodic disruption due to inclement or hazardous weather conditions.

A number of the Company's mining interests are located in Brazil, including its material property, the São Jorge Project. In 2024, between January and December, approximately 30 million ha of wilderness burned in Brazil following its worst drought on record. The 2024 Brazil wildfires significantly impacted mining operations in the country by causing disruptions to access routes, potential contamination of water sources used in mining processes and increased regulatory scrutiny on mining activities in affected areas, leading to potential delays and increased costs for mining companies. There is a risk that a similar scenario could repeat in the future.

Such risks could result in personal injury or fatality, damage to equipment or infrastructure, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability.

War, Crime, Terrorism, Sabotage, Blockades and Other Forms of Civil Unrest

A deterioration of market and economic conditions in the jurisdictions in which we or the owners and operators of the properties underlying our interests may adversely affect our financial condition and results of operations. Continued levels of high inflation or a return to a recession or a weak recovery, due to factors including disruptions in financial markets in the United States or globally, natural disasters, trade policy issues, changes in energy prices, political upheavals, war or unrest could adversely impact our results of operations, including by negatively impacting the ability of the operators of the properties underlying our royalty and other interests to continue development or production operations.

Any deterioration in economic conditions may also negatively impact our ability to obtain equity or debt financing, on acceptable terms or at all. Additionally, economic conditions will impact our ability to obtain any necessary financing arrangements to maintain or continue planned development, production or other activities and such properties, which may adversely affect our financial condition or results of operations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage and government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Competitive Conditions

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; technical expertise to find, develop, and operate such properties; labour to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

Title Risk and Loss of Interest in Properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its interests in any properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate on such properties as permitted or to enforce its rights with respect to such properties.

Certain of the Company's mineral projects are subject to option and similar agreements, which require it to make cash and/or share payments and to incur exploration and development expenditures in order to maintain and/or earn its interest. Failure to obtain additional financing may result in the Company being unable to make periodic payments required for the maintenance or acquisition of these properties and could result in a delay or postponement of further exploration and the partial or total loss of the Company's interest in these properties.

Environmental and Safety Regulation and Risk

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies, or will rely, on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company intends to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company's operations more expensive.

Compliance with Emerging Climate Change Regulations

Climate change is an international concern and poses risks to issuers of both direct and indirect effects of physical climate changes and government policy including climate change legislation and treaties. Both types of risks could result in increased costs, and therefore decreased profitability of our operations. Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance. There is no assurance that compliance with such regulations will not have an adverse effect on our results of operations and financial condition. Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on our results of operations and financial condition.

Climate change may result in a number of physical impacts on our business, including an increasing frequency of extreme weather events (such as increased periods of snow and increased frequency and intensity of storms), water shortages and extreme temperatures, which have the potential to disrupt our exploration and development plans and may have other impacts on our business, including transportation difficulties and supply disruptions. Our emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

Information Systems and Cyber Security

The Company's operations depend on information technology ("IT") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increases in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Contractor Performance

As the Company continues with the exploration and advancement of its projects, timely and cost-effective completion of work will depend largely on the performance of the Company's contractors. If any of these contractors or consultants do not perform to accepted or expected standards, the Company may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Company's projects, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have an adverse effect on the Company's results.

Compliance Costs

The Company is subject to various laws and regulations. The costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on the Company or the development of the Company's projects.

The Company relies on various counsel, consultants and advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company's operations. Nevertheless, the Company may fail to comply with a legal or regulatory requirement, which may lead to the revocation of certain rights or to penalties or fees and enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Any of the foregoing may have a material adverse effect on the Company or the development of its projects.

Uncertainty of Profitability and Financing Risks

The Company has no history of earnings, and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on the GMI Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its equity shares. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any of its properties. While the Company may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on terms acceptable to the Company, or at all. If available, future equity financing may result in substantial dilution to shareholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and no way to predict, if they do occur, how severe the impact may be on the Company's ability to raise additional funds through equity issues and corresponding effect on the Company's financial position. As certain milestone payments in connection with the Company's properties may be payable in GMI Shares, a lower market price for such GMI Shares will result in increased dilution to the Company's existing shareholders.

Health Epidemics or Pandemics

Health epidemics or pandemics have in the past and may in the future impact macroeconomic conditions, supply chains and other global economic activities. Governmental responses thereto, including operational restrictions, adversely affect our business, operations and financial results. The duration and scope of a health epidemic or pandemic can be difficult to predict and depends on many factors, including the emergence of new variants and the availability, acceptance and effectiveness of preventative measures. An epidemic or pandemic, as well as the subsequent response by government and private actors to such health crises could result in a materially adverse effect on the Company's business, operations and financial condition.

Pandemics and other public health crises may lead to risks to employee health and safety and may result in a slowdown or temporary suspension of any exploration activities at some or all of the Company's mineral properties. The conduct of exploration and development programs of the Company may be impacted or delayed due to limitation on employee mobility, travel restrictions and shelter-in-place orders, which may restrict or prevent the Company's ability to access its mineral properties. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration programs at the Company's mineral properties and, ultimately, on our business and financial condition.

Internal Controls over Financial Reporting

The Company may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company's failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.

The Company may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company's management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that the Company's financial and disclosure controls will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgements.

Currency Fluctuations

The Company maintains accounts in currencies including the United States dollars, Canadian dollars, Brazilian Reals and Colombian Pesos. While financings have all been conducted in Canadian dollars, the Company conducts its business using all the aforementioned currencies depending on the location of the operations in question and the payment obligations involved. Accordingly, the results of the Company's operations are subject to currency exchange risks, particularly to changes in the exchange rate between the United States and Canadian dollars. To date, the Company has not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates, particularly between the United States and Canadian dollars, may significantly impact the Company's financial position and results of operations in the future.

Retention of Specialized Skill and Knowledge

The success of the Company is or will be dependent on a relatively small number of key management personnel, employees and consultants. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning, engineering and implementation of exploration programs, as well as finance and accounting. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its exploration and future development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Potential Litigation

The Company is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company is or may become subject could have a material effect on its financial position, results of operations or the Company's mining and project development operations.

Foreign Operations Risks

Political and related legal and economic uncertainty may exist in countries where the Company may operate. The Company's mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry. Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, changes in trade policies and agreements, including tariffs, and increased financing costs. These risks may limit or disrupt the Company's projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Presently, the Company's mineral properties are primarily located in Canada, the United States, Brazil, Peru and Colombia. While the Company believes that these jurisdictions represent favourable environments for mining companies to operate, there can be no assurance that changes in the laws of these jurisdictions or changes in the regulatory environment for mining companies or for non-domiciled companies in these jurisdictions will not be made that would adversely affect the Company. Brazil is currently undergoing a review of its mining legislation that may result in changes to mining licenses, which has delayed approvals for new mining licenses, and may result in applications for mining licenses being converted to a competitive procedure. It is also possible that current or future social unrest will adversely affect the Company's operations.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Possible Conflicts of Interest of Directors and Officers of GoldMining

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. In addition, David Garofalo, the Co-Chairman and a director of the Company is also the Chief Executive Officer, President, Chairman and a director of GRC, Amir Adnani, the Co-Chairman and a director of the Company is also the Chair of the Advisory Board of GRC, Alastair Still, the Chief Executive Officer of the Company is the Director of Technical Services of GRC and a director of U.S. GoldMining and Tim Smith, the Vice President, Exploration of the Company is also the Chief Executive Officer of U.S. GoldMining. As a result of their positions with GRC, they may have a potential conflict of interest with respect to the royalty purchase agreement between the Company and GRC and ongoing matters relating to GRC's royalties and other interests on properties owned by the Company and its other subsidiaries. As a result of their positions with U.S. GoldMining, they may have a potential conflict of interest with respect to ongoing matters relating to the Whistler Project.

The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the CBCA and any other applicable law.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Such occurrences could result in damage to mineral properties or facilities thereon, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers being reasonable, its insurance will not cover all of the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover certain risks at economically feasible premiums. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company may become subject to liability for pollution or other hazards that may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Joint Ventures

The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) failure to reach definitive agreements with joint venture partners to govern the joint venture; (ii) disagreement with joint venture partners on how to develop and operate mines efficiently; (iii) inability of joint venture partners to meet their obligations under the joint venture or to third parties; and (iv) litigation between joint venture partners regarding joint venture matters.

Capital Cost Estimates

Capital and operating cost estimates made in respect of the Company's current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labour negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and (vii) title claims.

DIVIDENDS AND DISTRIBUTIONS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on GMI Shares in the foreseeable future. Any determination to pay future dividends will remain at the discretion of the Company's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Company has not paid any dividends on its GMI Shares since its incorporation.

The Company is subject to certain restrictions on the declaration and payment of dividends as set out in the CBCA. In particular, the CBCA provides that a company will not declare or pay a dividend in property, including money, if there are reasonable grounds for believing that the company is insolvent or the payment of the dividend would render the company insolvent.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of GMI Shares, of which 195,935,156 GMI Shares were outstanding as of the close of business on February 27, 2025, and an unlimited number of preferred shares in series, of which none were outstanding as of the close of business on February 27, 2025. Holders of GMI Shares are entitled to one vote for each GMI Share held on all ballots taken at all meetings of GoldMining's shareholders.

As of the close of business on February 27, 2025, the Company has issued and outstanding: (a) options to acquire 15,331,429 GMI Shares; and (b) restricted share rights to acquire 763,641 GMI Shares (170,525 of which vest on February 27, 2025, and have yet to be issued).

Common Shares

Registered holders of GMI Shares are entitled to receive notice to attend and to cast one vote per GMI Share held at all meetings of the Company's shareholders, except meetings at which only registered holders of some other specified class or series are, at law or pursuant to the Articles of Continuance, entitled to vote. Subject to any prior rights of the registered holders of the preferred shares of the Company and of the registered holders of any other shares of the Company ranking senior to the common shares with respect to payment of dividends, the registered holders of GMI Shares have the right to receive dividends, if any, in such amount and payable in such manner as the Company's board of directors in its discretion may declare. In the event of the liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, registered holders of GMI Shares will, subject to any prior rights of the registered holders of preferred shares of the Company and any other class of shares of the Company ranking senior to the GMI Shares, have the right to receive, equally on a share-for-share basis, the remaining assets of the Company.

Preferred Shares

The preferred shares are issuable in series. The preferred shares of each series rank in parity with the preferred shares of every other series with respect to dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders or the purpose of winding-up its affairs. The preferred shares are entitled to a preference over the GMI Shares and any other shares ranking junior to the preferred shares with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

The Company's board of directors is empowered to fix the number of preferred shares and the rights to be attached to the preferred shares of each series, including the rate, amount or kind of dividends and any conversion, voting and redemption rights. Subject to the Company's by-laws and applicable law, the holders of preferred shares, as a class, are not entitled to receive notice of or attend or vote at meetings of the Company's shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's GMI Shares are listed on the TSX under the stock symbol "GOLD" and on the NYSE American under the stock symbol "GLDG". The following table provides the monthly high and low sales price and trading volume of the GMI Shares on the TSX from December 1, 2023 to November 30, 2024.

	Trading Summary
	High (C$)	Low (C$)	Volume Traded (#)
2023
December	1.44	1.22	2,914,400
2024
January	1.30	1.08	1,659,100
February	1.14	1.03	1,480,800
March	1.25	1.06	2,358,400
April	1.29	1.11	3,004,400
May	1.26	1.09	4,013,000
June	1.41	1.18	2,584,700
July	1.35	1.17	1,576,500
August	1.22	1.08	3,633,100
September	1.44	1.17	3,631,200
October	1.40	1.23	3,460,500
November	1.34	1.16	2,404,100

The following table provides the monthly high and low sales price and trading volume of the GMI Shares on the NYSE American from December 1, 2023 to November 30, 2024.

	Trading Summary
	High (US$)	Low (US$)	Volume Traded (#)
2023
December	1.08	0.90	14,425,200
2024
January	0.99	0.80	8,278,800
February	0.85	0.76	5,509,900
March	0.93	0.78	10,807,000
April	0.96	0.81	11,012,100
May	0.93	0.81	6,942,300
June	1.04	0.87	13,042,200
July	0.98	0.85	6,353,100
August	0.89	0.75	6,641,700
September	1.06	0.87	25,175,200
October	1.00	0.85	13,455,700
November	0.99	0.84	16,155,600

Prior Sales

The Company issued the following securities during the twelve months for the financial year ended November 30, 2024.

Common Shares (GMI Shares)

Date of Issuance	Number Issued	Issuance Price (C$)
December 21, 2023	2,500(1)	$0.78
February 29, 2024	74,345(3)	$1.07
March 13, 2024	6,098(4)	$1.23
April 3, 2024	5,000(1)	$0.94
May 30, 2024	143,405(3)	$1.23
June 11, 2024	7,481(1)	$0.96
June 13, 2024	1,524(3)	$1.26
July 5, 2024	46,718(1)	$1.05
July 8, 2024	8,983(1)	$1.05
July 11, 2024	14,422(1)	$1.05
July 12, 2024	27,883(1)	$1.05
July 15, 2024	20,464(1)	$1.05
July 17, 2024	2,454(1)	$1.05
July 18, 2024	11,872(1)	$1.05
July 25, 2024	6,895(1)	$1.05
July 30, 2024	1,322(1)	$1.05
August 1, 2024	1,156(1)	$1.05
August 2, 2024	1,736(1)	$1.05
August 6, 2024	52,702(1)	$1.05
August 7, 2024	18,000(1)	$1.05
August 30, 2024	74,345(3)	$1.16
September 13, 2024	1,524(3)	$1.39
September 13, 2024	1,618(1)	$1.09
September 16, 2024	5,395(1)	$1.09
September 26, 2024	693(1)	$1.18
October 7, 2024	2,325(1)	$1.17
October 7, 2024	3,875(1)	$1.09
October 22, 2024	1,050(1)	$1.09
October 25, 2024	5,000(1)	$1.05
October 28, 2024	976(1)	$1.05
October 31, 2024	1,860(1)	$1.05
November 11, 2024	1,924(1)	$1.05
November 18, 2024	6,511(1)	$1.05
November 19, 2024	4,651(1)	$1.05
November 20, 2024	4,330(1)	$1.05
November 25, 2024	1,393(1)	$1.05
November 27, 2024	805,200(4)	$1.19
November 27, 2024	43,085(3)	$1.19

Notes:

(1)	GMI Shares issued from the exercise of stock options.
(2)	Represents the exercise price of stock options.
(3)	GMI Shares issued from vested restricted share rights.
(4)	Restricted share rights granted to management, employees and consultants.

Convertible Securities

Type of Securities Issued	Date of Issue	Number of Securities	Issue or Exercise Price per Security ($)
Options	December 1, 2023	240,000(1)	$1.22
Options	January 16, 2024	50,000(1)	$1.14
Options	March 13, 2024	33,234 (1)	$1.23
Options	November 27, 2024	2,440,000(1)	$1.19

Notes:

(1)	Stock options granted to management, employees and consultants.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

None of the Company's shares are subject to escrow conditions or contractual restrictions on transfer. However, certain shares issued by the Company under historic acquisition transactions were issued subject to restrictions on manner of sale, including limitations on percentage of daily volume respecting such sale.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The term of office of each of the Company's directors expires at the Company's next annual general meeting at which directors are elected for the upcoming year or when his or her successor is duly elected.

As at the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of: (i) 9,455,247 GMI Shares, representing approximately 4.83% of the issued and outstanding GMI Shares as of such date; (ii) an aggregate of 7,665,000 options of the Company, representing approximately 50.0% of the issued and outstanding options of the Company as of such date; and (iii) aggregate of 610,000 restricted share rights of the Company, representing approximately 79.9% of the issued and outstanding restricted share rights of the Company.

The following table sets forth the name, province or state and country of residence, position or office held with the Company, principal occupation for the immediately preceding five years and securities ownership of each of the directors and executive officers of the Company as at the date of this Annual Information Form:

Name, Place of Residence and Present Position with GoldMining	Principal Occupation for the Past Five Years	Director or Officer Since	Number of Common Shares, Options, Warrants and Restricted Share Rights of the Company Held
Amir Adnani Co-Chairman and Director British Columbia, Canada

Mr. Adnani is a founder and serves as the President, Chief Executive Officer, Principal Executive Officer and a director of Uranium Energy Corp., a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani is also the Chairman and a director of Uranium Royalty Corp., a uranium royalty company listed on the TSX and the Nasdaq since August 2019.

		Director since August 18, 2010 Chairman since January 4, 2011 Co-Chairman since January 6, 2023	Common Shares: 6,600,694[1] Options: 2,400,000 Restricted Share Rights: 265,000
David Garofalo[5] Co-Chairman and Director British Columbia, Canada	Mr. Garofalo has served as Chairman, Chief Executive Officer, President and a Director of GRC since 2020.	Director since January 6, 2023 Co-Chairman since January 6, 2023	Common Shares: Nil Options: 1,570,000 Restricted Share Rights: 125,000
Pat Obara Secretary and Chief Financial Officer British Columbia, Canada

Mr. Obara has served as the Chief Financial Officer of GoldMining since January 2011 and as the Secretary of GoldMining since September 2009. Mr. Obara has served as Senior Vice President, Administration, of Uranium Energy Corp., a uranium mining and exploration company, listed on the NYSE American since October 2024.

		Secretary since September 9, 2009 Chief Financial Officer since January 4, 2011	Common Shares: 1,312,500 Options: 640,000 Restricted Share Rights: 60,000
David Kong[2,3] Director British Columbia, Canada

Mr. Kong has served as a director of Uranium Energy Corp., a uranium mining and exploration company, since January 2011, Silvercorp Metals Inc., a mining company, from November 2011 to September 2023 and New Pacific Metals Corp., a mining and exploration company, from November 2010 to December 2022.

		October 29, 2010	Common Shares: 101,438 Options: 400,000
Gloria Ballesta[2,3,4,5] Lead Independent Director Bogotá, Capital District, Colombia

Ms. Ballesta has served as the Chief Executive Officer of Camglo Management SAS, a security software company, based in Bogota, Colombia, since December 2023, and has been a director of Uranium Energy Corp., a uranium mining and exploration company, since July 2018.

		August 18, 2010	Common Shares: 29,152 Options: 400,000
Mario Bernardo Garnero[3,4] Director São Paulo, Brazil

Mr. Mario Bernardo Garnero serves as Marketing Director and Superintendent Director of the Brasilinvest Group, a Brazilian business established in 1975 as a private merchant bank. Mr. Garnero also serves as Vice President of Brasilinvest USA, a company which represents the interests of Brasilinvest Group in the United States. Mr. Garnero is also President of Fórum das Américas, a Brazilian company established in 1978 dedicated to important discussions related to the American continent such as sustainable development, human rights and the environment.

		March 28, 2018	Common Shares: 96,653 Options: 390,000
Anna Tudela[2,4,5] Director British Columbia, Canada

Ms. Tudela is an independent consultant. Ms. Tudela has served as a director of Sabina Gold & Silver Corp., an emerging gold mining company listed on the TSX, from January 2021 to April 2023, as a director of Regulus Resources Inc., a mineral exploration company listed on the TSX Venture Exchange, since October 2020 and as a director of Gunpoint Exploration Ltd., a mineral exploration company listed on the TSX Venture Exchange, since October 2021.

		May 24, 2023	Common Shares: 5,000 Options: 265,000

Name, Place of Residence and Present Position with GoldMining	Principal Occupation for the Past Five Years	Director or Officer Since	Number of Common Shares, Options, Warrants and Restricted Share Rights of the Company Held
Paulo Pereira President Brasilia, Distrito Federal (DF) Brazil	Mr. Pereira has served as President of the Company since December 2014 and previously Vice President of Exploration of GoldMining since August 2011.	December 15, 2014	Common Shares: 977,310 Options: 450,000 Restricted Share Rights: 30,000
Alastair Still Chief Executive Officer British Columbia, Canada

Mr. Still has served as the Chief Executive Officer of the Company since April 1, 2021, and before this, served as Executive Vice President and Chief Development Officer of GoldMining from October 2020 to April 1, 2021. Prior to this, Mr. Still served as Director, Corporate Development for Newmont Corporation (formerly Goldcorp Inc.) from 2015 to 2020. Mr. Still has served as a director of U.S. GoldMining, a mineral exploration company, since September 2022.

		Chief Executive Officer since April 1, 2021	Common Shares: 332,500[6] Options: 1,150,000[6] Restricted Share Rights: 130,000[6]

________________

Notes:

1.	Includes 1,487,654 GMI Shares held by Amir Adnani Corp. and 150,000 GMI Shares owned by Mr. Adnani's spouse.
2.	Member of the Audit Committee.
3.	Member of the Compensation Committee.
4.	Member of the Nominating and Corporate Governance Committee.
5.	Member of the Safety and Sustainability Committee
6.	Held by AC Still Management Inc.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or executive officer is or has been, within the past 10 years, a director, chief executive officer or chief financial officer of any corporation (including the Company), except as otherwise disclosed hereunder, that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days and was issued while the director or executive officer was acting in the capacity of director, chief executive officer or chief financial officer of the corporation; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the corporation and resulted from an event that occurred while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of the corporation.

To the knowledge of the Company, no director or executive officer:

(a)

 is, as at the date hereof, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any corporation (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Mr. Garofalo was a director of Great Panther Mining Limited ("Great Panther") from April 2020 to December 2021. On September 6, 2022, Great Panther filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the "BIA") and on October 4, 2022 was granted an order to convert its proceedings under such legislation into proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther’s securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the BIA following the Supreme Court of British Columbia granting an order terminating of its proceedings under the CCAA. Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther’s estate.

Conflicts of Interest

In addition, David Garofalo, the Co-Chairman and a director of the Company is also the Chief Executive Officer, President, Chairman and a director of GRC, Amir Adnani, the Co-Chairman and a director of the Company is also the Chair of the Advisory Board of GRC, Alastair Still, the Chief Executive Officer of the Company is the Director of Technical Services of GRC and a director of U.S. GoldMining, and Tim Smith, the Vice President, Exploration of the Company is also the Chief Executive Officer of U.S. GoldMining. As a result of their positions with GRC, as applicable, they may have a potential conflict of interest with respect to the royalty purchase agreement between the Company and GRC and ongoing matters relating to GRC's royalties and other interests on properties owned by the Company and its other subsidiaries. As a result of their positions with U.S. GoldMining, as applicable, they may have a potential conflict of interest with respect to ongoing matters relating to the Whistler Project.

In the event that such conflicts of interest arise at a meeting of the Company's directors, such conflicts of interest must be declared and the declaring parties may be required to abstain from voting for or against the approval of such participation in compliance with the CBCA. In such case, the remaining directors will determine whether we will participate in any such project or opportunity.

The Company's directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely on such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers. Such directors or officers, in accordance with the CBCA and the Company's Code, will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them by law.

AUDIT COMMITTEE

GoldMining's Audit Committee Charter

The Audit Committee operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

As of the date of this Annual Information Form, the members of the Audit Committee are David Kong, Gloria Ballesta and Anna Tudela. Each member of the Audit Committee is financially literate. Mr. Kong, Ms. Ballesta and Ms. Tudela are all independent directors under NI 52-110. David Kong is the chair of the Audit Committee.

Relevant Education and Experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

David Kong

Mr. Kong holds a Bachelor's degree in Business Administration and earned his Chartered Accountant designation (CPA, CA) in British Columbia in 1978. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP, Chartered Professional Accountants, in 2005, where he was a partner until 2010. Mr. Kong is a certified director (ICD.D) of the Institute of Corporate Directors.

Gloria Ballesta

Ms. Ballesta holds an LLB (Hons.) from the CEU Cardenal Herrera University in Spain and a Master's degree in Marketing and Business Management from ESIC School of Business in Spain. Ms. Ballesta was a paralegal for Uranium Energy Corp., a public company listed on the NYSE American, from May 2010 to December 2012. Ms. Ballesta has experience working in North American, European and Latin American business environments and has direct experience working with Canadian public companies. Ms. Ballesta has experience managing administrative and compliance procedures for spin-offs, take-overs and financings of various Canadian public companies.

Anna Tudela

Ms. Tudela has experience working in North American and South American business environments and has direct experience working with Canadian public companies listed on the TSX and TSX Venture Exchange. Ms. Tudela is an Accredited Director with the Chartered Governance Institute of Canada and has significant experience overseeing diversity and inclusion initiatives, as well as monitoring compliance thereto.

Audit Committee Oversight

At no time since the commencement of GoldMining's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee shall pre-approve all non-audit services to be provided by the external auditors of GoldMining.

External Auditor Service Fees

PricewaterhouseCoopers LLP has served as GoldMining's auditors since August 2019. Fees paid to PricewaterhouseCoopers LLP for services rendered for the financial year ended November 30, 2024, are detailed in the table below.

	Year ended November 30, 2024	Year ended November 30, 2023
Audit Fees(1)	$296,375	$337,472
Audit-Related Fees	$-	$-
Tax Fees(2)	$-	$68,287
All Other Fees	$-	$-
Total(3)	$296,375	$405,739

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the audit of GoldMining's financial statements and their involvement in statutory and regulatory filings.
(2)	Tax fees were for tax compliance.
(3)

Total fees represent professional services rendered and do not include any out-of-pocket disbursements or fees associated with filings made on GoldMining's behalf. These additional costs are not material as compared to the total professional services fees for each year.

PROMOTERS

There is no individual or company that is, or has been, within the two most recently completed financial years or during the current financial year, a promoter of GoldMining or of a subsidiary of GoldMining.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management of the Company is not aware of any legal proceedings, contemplated or actual, involving GoldMining that would be material to the financial condition or results of operations of the Company. Management of the Company is not aware of any penalties or sanctions imposed against GoldMining by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Annual Information Form, or any other penalties or sanctions imposed against the Company. The Company has not entered into any settlement agreements before any court relating to provincial and territorial securities legislation or with a securities regulatory body.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Company is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

There are no material contracts that have been entered into by the Company since November 30, 2024 or before such time that are still in effect, other than in the ordinary course of business.

INTERESTS OF EXPERTS

Sue Bird, P.Eng. authored a technical report titled "NI 43-101, 2024 Updated Mineral Resource Estimate for the Whistler Project" dated effective September 12, 2024, which is referred to in this Annual Information Form. Sue Bird is a Qualified Person and is independent of the Company.

Joseph A. Kantor, M.SC., MMSA Geology, Robert E. Cameron, Ph.D., MMSA Mining and Ore Reserves and Mauricio Castañeda, MAIG, prepared a technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia", dated effective June 14, 2021, which is referred to in this Annual Information Form. Each of Joseph A. Kantor, Robert E. Cameron, and Mauricio Castañeda is a Qualified Person and is independent of the Company.

Reno Pressacco, P. Geo., authored a technical report titled "NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil", dated effective January 28, 2025, which is referred to in this Annual Information Form. Reno Pressacco is a Qualified Person and is independent of the Company.

Scott E. Wilson, C.P.G., SME-RM, Michael Cole, SME-RM and Paul Hosford, P.Eng. authored a technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia", dated effective July 24, 2023, which is referred to in this Annual Information Form. Each of Scott E. Wilson, Michael Cole and Paul Hosford is a Qualified Person and is independent of the Company.

As of the date hereof, to the Company's knowledge, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the technical reports or information referred to, or following the preparation of such reports or information. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

Auditor

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 27, 2025, in respect of the Company’s consolidated financial statements as at November 30, 2024 and November 30, 2023 and for each of the years ended November 30, 2024.

PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Chartered Professional Accountants of British Columbia Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board PCAOB on auditor independence.

ADDITIONAL INFORMATION

Additional information including directors' and officer's remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our Information Circular for our Annual General Meeting held on May 16, 2024, which is available on SEDAR+. Additional financial information is provided in our audited consolidated financial statements and related management's discussion and analysis for the year ended November 30, 2024, which is available on SEDAR+.

Additional information relating to GoldMining may be found on SEDAR+ at www.sedarplus.ca.

Schedule "A"

AUDIT COMMITTEE CHARTER

GOLDMINING INC.

(THE "COMPANY")

1.	PURPOSE

1.1.

The audit committee of the Company (the "Committee") is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Committee's role is to:

(a)	support the board of directors of the Company (the "Board") in meeting its responsibilities to Shareholders;

(b)	enhance the independence of the external auditor;

(c)	facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board; and

(d)	increase the credibility and objectivity of the Company's financial reports and public disclosure.

1.2.

The Committee will make recommendations to the Board regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee's responsibilities as described herein.

1.3.	The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board from time to time prescribe.

2.	MEMBERSHIP

2.1.	The Committee will consist of at least three members, all of whom meets the independence requirements of National Instrument 52-110 – Audit Committees, as same may be amended from time to time.

2.2.

The members of the Committee shall be appointed by the Board. The Committee members may be replaced by the Board, as the Board shall determine from time to time. There shall be a chair of the Committee, who shall be appointed by the Board.

3.	AUTHORITY

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this charter, the Committee has specific authority to:

(a)	engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	approve annual and interim financial statements and annual and interim management's discussion and analyses on behalf of the Board.

3.2.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers being necessary or advisable in order to perform its duties and responsibilities.

4.	DUTIES AND RESPONSIBILITIES

4.1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

4.2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)

to pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Corporation or its subsidiary entities;

(c)	to review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company's financial and auditing personnel;

(iv)	co-operation received from the Company's personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

(viii)	the non-audit services provided by the external auditors;

(ix)	to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(x)	to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management.

4.3.	The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management's response thereto.

4.4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company's business conduct and ethics policies, and to periodically review these policies and recommend to the Board, changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.5.	The Committee is also charged with the responsibility to:

(a)	review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to Shareholders;

(ii)	the annual information form;

(iii)	annual and interim management's discussion and analysis;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company's consolidated financial statements;

(f)	review the minutes of any Committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of Shareholders; and

(j)	evaluate, annually, the adequacy of this Charter and recommend any proposed changes to the Board.

5.	MEETINGS

5.1.

The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.

5.2.	The members of the Committee may determine their own procedures.

5.3.	The Committee may establish its own schedule that it will provide to the Board in advance.

5.4.	The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

5.5.	A member of the Committee or the external auditor may call a meeting of the Committee.

5.6.

The Committee will meet separately with the chief executive officer of the Company and separately with the chief financial officer of the Company at least annually to review the financial affairs of the Company.

5.7.	The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.

5.8.

The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the Shareholders.

6.	REPORTS

6.1.	The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board's meeting at which those recommendations are presented.

7.	MINUTES

7.1.	The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.